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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Alliance + Leicester plc

*CURRENT ADDRESS Carlton Park, Narborough
Leicester. LE19 0AL
United Kingdom

**FORMER NAME PROCESSED

**NEW ADDRESS JUL 25 2005
THOMSON
FINANCIAL

FILE NO. 82- 4964 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 7/22/05

Annual Report & Accounts 2004



Alliance Leicester

Group Overview

Retail Banking	Business Performance Highlights	Financial Highlights
Mortgage Lending & Investments • Mortgages • Savings • Life assurance • Long term investments • General insurance	• Mortgage balances of £27.9bn, a market share of 3.2% • Mortgage gross advances of £8.7bn, up 7% • Net mortgage lending of £2.5bn, up 22% • Personal customer deposit balances up £0.6bn to £19.5bn • Value of long term investment sales up on 2003	Pre-tax profit of **£240m**
Personal Banking • Current accounts • Unsecured personal loans • Credit cards	• 228,000 new current accounts opened, up 25% • Unsecured personal loan balances up £0.6bn to £3.1bn • New personal loans advanced of £2.3bn, up 23% • Over 170,000 new credit cards opened	Pre-tax profit of **£206m**

Commercial Banking	Business Performance Highlights	Financial Highlights
• Cash • Lending • Business banking	• Cash sales to financial institutions of £53.4bn, up 24% • Commercial lending balances increased by £0.6bn to £4.7bn • Over 16,000 new business banking current accounts opened	Pre-tax operating profit of **£91m** Pre-tax profit on sale of merchant acquisition business **£52m**

Treasury & Group	Business Performance Highlights	Financial Highlights
• Funding and investment services for the Group • Management of Group capital • Corporate overheads	• 17.6m shares bought back in 2004 at a cost of £153m • Total capital ratio of 11.4% • Equity tier 1 ratio reduced to 7.2% • Raised £300m of non-equity tier 1 capital • 97% of Treasury exposures have a long term rating of single 'A' or above	Pre-tax profit of **£27m**

Note: Pre-tax profit excludes £8m of strategic investment costs

Financial Highlights 2004

£556m
Pre-Tax Operating Profit to December 2004, up 6%

£608m
Total Pre-Tax Profit to December 2004, up 16%

12%
Increase in Underlying* Basic Earnings Per Share, to 88.2p

48.3p
Per Share Total Dividend, up 10%

23.3%
Underlying* Post-Tax Return on Equity

*Underlying results exclude the £52m pre-tax profit from the sale of our merchant acquisition business

Contents


John Windeler
Chairman

"Alliance & Leicester continues to deliver shareholder value. In 2004 we achieved all our strategic targets in a challenging environment."

12%
Increase in Underlying Basic Earnings Per Share


68.0
79.0
88.2
02
03
04
Underlying Basic Earnings Per Share (pence)

I am pleased to be able to report that Alliance & Leicester plc again had a successful year, achieving our strategic targets in a challenging environment.

Financial Results
Pre-tax operating profit was up 6% to £556m in 2004. Pre-tax profit was £608m, including the £52m pre-tax profit on the sale of our merchant acquisition business, up 16% on 2003. Basic underlying earnings per share, which excludes the profits from the sale of our merchant acquisition business, were up 12% to 88.2p. The Board has proposed a final dividend of 32.6p, making a total dividend of 48.3p, a 10% increase on the equivalent figure for 2003.

Alliance & Leicester is delivering sustainable long term shareholder value. Since July 2000, when we launched our strategy, Alliance & Leicester shareholders have received a total shareholder return of over 120%, compared to minus 15% in the FTSE 100 index and plus 44% for the banking sector as a whole.

Strategy
Our strategy continues to deliver shareholder value.

The market is evolving in a way that gives us competitive advantage. As the needs and preferences of both personal and commercial customers change, so we are changing with them. Our strategy of building a 'direct bank with a high street presence' and our proven skills in direct channels enable us to evolve in a way that accommodates the changing needs of customers.

Our brand values of offering better value products, developing straightforward processes, providing friendly and approachable customer service, and rewarding customers who buy more from us has enabled us to achieve franchise growth in our Core 4 retail products. We have achieved increased market shares in current account openings, new personal loans and net mortgage lending, and growth in personal customer deposit balances.

Our Wholesale Banking strategy, of focusing on the four key areas of cash, lending, business banking and treasury, has also seen increasing success. There were increases in both the value of cash sales and new business accounts opened, as well as strong growth in commercial lending balances.

Group Board Directors
We were delighted to appoint Margaret Salmon to our Group Board as a non-executive director in July 2004. Margaret is a Fellow of the Institute of Personnel Development, and brings extensive experience of human resources and retail expertise to the Board.

Peter Stone resigned from the Board as a non-executive director in September 2004 for personal reasons, having made a valuable contribution to the Group in the period he spent with us.

On 31 December 2004, Frances Cairncross stepped down from the Board as a non-executive director, after a total of twelve years' service. I would like to thank Frances for her invaluable contribution to the Group, and we wish her every success in her new appointment as Rector of Exeter College, Oxford University.

Details of all directors can be found on pages 22 and 23 of this Report & Accounts.

Management and Staff
The continued success of the Group reflects the excellent leadership of Richard Pym and the executive directors. Their constructive, open team working and mutual support are key strengths of this business and have enabled us to build a strong and capable senior management team. The Group Board is confident that this team will take us forward in a very competitive market.

Alliance & Leicester's staff are among the best in the industry. Their dedication and ability is a key to our success, and I thank them for their professionalism and commitment to serving our customers throughout 2004.

Corporate Governance
Alliance & Leicester recognises and fully supports the value of good corporate governance, not only in the areas of accountability and risk management, but also as a positive contribution to business prosperity. The Board believes that good corporate governance involves applying the principles and provisions of The Combined Code on Corporate Governance in a sensible and pragmatic fashion, and remains satisfied that it complies with all those provisions which apply to the Group.

Corporate Social Responsibility
We believe that we have an important role to play in our local communities, by being a responsible employer and through charitable giving and staff volunteering. We strive on a day to day basis to make a valuable contribution to our local communities through donations, gifts in kind and staff volunteering. We update our Corporate Social Responsibility report annually.

The Future
Alliance & Leicester is well placed to remain successful in 2005 and to continue to deliver good returns for our shareholders in the future.

We remain committed to responsible lending in each of our markets, and to the principle of treating customers fairly. We will continue to improve our cost efficiency, enabling us to offer our customers better value products than our competitors, whilst also delivering valuable franchise growth and a strong return on equity for our shareholders. We will deliver these objectives whilst maintaining above average asset quality.

Our credit rating upgrade to Aa3 by Moody's in November 2004 demonstrated both our financial strength and the quality of our earnings. This was a powerful independent endorsement of our progress, as we are the smallest UK bank to have such a high rating. We have worked hard to gain our reputation of being a low risk bank and we believe that by maintaining this position we will be well placed to continue to perform strongly should there be more difficult market conditions in the future.

John Windeler
Chairman

+10%
Increase in Dividend Per Share


39.9
43.9
48.3
02
03
04
Dividend Per Share (pence)


Richard Pym
Group Chief Executive

"Our coherent strategy and business model is well aligned to the changing needs of customers."

6%
Increase in Pre-Tax Operating Profit


468
525
556
02
03
04

Pre-Tax Operating Profit (£m)

Introduction
Alliance & Leicester delivered a good set of financial results in 2004.

Pre-tax operating profit was up 6% to £556m. Underlying basic earnings per share increased by 12% to 88.2p. Our underlying post-tax return on equity increased to 23.3%. These all exclude the £52m of pre-tax profit from the sale of our merchant acquisition business in April 2004, but include the one-off costs of £9m arising from the rationalisation of our branch network. The Board has proposed a final dividend of 32.6p per share, making a total dividend of 48.3p, an increase of 10% on 2003.

By delivering 12% growth in underlying basic earnings per share, we achieved our primary strategic target of double digit percentage growth in 2004. We also achieved each of our supporting objectives of accelerated revenue growth, cost savings and a more efficient capital base.

These results have been delivered in a very competitive environment and reflect the clear and coherent strategies we have developed for our Retail and Wholesale Banking businesses. Our strategic focus is to deliver shareholder value by growing our franchise, driving down costs to improve cost efficiency, and delivering a strong return on equity of around 20%. This will be achieved whilst ensuring above average asset quality, through our responsible lending policies.

Retail Banking
Retail Banking pre-tax profit increased by £5m to £446m, after charging the one-off costs of £9m relating to the rationalisation of the branch network.

We saw franchise growth in each of our Core 4 Retail Banking products, with increased market shares in current account openings, net mortgage lending and new personal loans, and growth in personal customer deposit balances.

Growing our current account base is central to our strategy. Historically, current account customers have been unwilling to switch banks, but there is increasing evidence that this is changing. For example, the Mintel report on Financial Intelligence, published in 2004, found that the number of customers now wanting to switch current accounts has doubled over the past 2 years. Current account customers are profitable in their own right and provide a long term relationship, with the potential for further product sales during the life of that relationship. We opened 228,000 new current accounts in 2004, a 25% increase compared to 2003.

Our gross mortgage lending during 2004 was up 7% to £8.7bn, a market share of 3.0%. Net mortgage lending increased by 22% to £2.5bn, a market share of 2.4%. Our mortgage lending in the second half of 2004 was lower than that achieved in the first half of the year, reflecting our continued stance of only targeting high quality and profitable lending, and avoiding some market segments which we regard as higher risk.

Our unsecured personal loan gross advances were £2.3bn, 23% higher than in 2003. Asset quality remains very strong.

Our personal customer deposit balances grew by £0.6bn to £19.5bn.

We supplement the Core 4 Retail Banking products by providing products in conjunction with our key partners – MBNA for credit cards, Legal & General for life assurance and long term investments, and Zurich for household insurance. These partnerships continue to work well, and the total income we received from our Partner 4 products grew in 2004.

Our 'direct bank with a high street presence' business model is based on satisfying changing customer behaviour. Consumers are increasingly well informed about the products offered by different financial services providers and are looking for excellent value. They are also increasingly confident in using the direct channels of the telephone and the internet to purchase and to service those products.

By offering great value products, we attract customers at a low unit acquisition cost. Evidence of the excellent value we offer is provided by the 2,400 'Best Buy' mentions that our products received in national newspapers in 2004, more than any of our competitors.

Our business model also provides customers with convenient, efficient ways to buy and service products through direct channels. This provides a positive experience for our customers, delivered at a low unit cost. The success of this approach has led to a trebling in our sales of Retail Banking products over the internet in 2004, with the proportion of our Core 4 products sold online more than doubling to 20%.

More than 500,000 customers are now registered for our internet bank service, an increase of 300,000 since the end of 2003, and the number of internet transactions carried out each month has more than doubled over the past year. A benchmarking study of leading UK financial service providers has shown that these rates of growth made Alliance & Leicester the fastest growing internet bank in 2004. We have also received further confirmation of the strength of our internet business, including an award for 'best site' in the banking category from Blays Net ratings.

This further momentum towards direct sales and service provides us with significant unit cost advantages, and we expect this to continue in the future.

Our branches provide customers with a place for face-to-face sales and support. They also provide an important physical presence for our brand. Our strategy requires a strong retail network, with branches in the right locations to serve our current and future customers. Following the closure of some of our branches in 2004, we now have a more compact retail network providing us with the branch distribution we need to grow the business in the future.

Total sales through our branches continued to increase in 2004, whilst the number of branch transactions continued to fall. This focus on sales has enabled us to deliver an increase of around 20% in product sales per branch member of staff in 2004.

One of our key brand values is to deliver friendly and approachable customer service. We recently surveyed our own customers and the customers of the seven largest high street financial services providers in the UK, asking them how satisfied they were with the service they receive. Customers rated our telephone service higher than any of our competitors and rated our branch service higher than all but one of them.

Wholesale Banking

Wholesale Banking delivered a strong performance during 2004 in both Commercial Banking and Treasury.

Pre-tax operating profit in Commercial Banking was up £11m to £91m. Strong growth was achieved in each core product line.

Cash sales to financial institutions were up by 24% to £53.4bn, business banking current account openings increased by around 50% to more than 16,000, and commercial lending balances grew by £0.6bn to £4.7bn, with asset quality remaining strong.

Pre-tax profit in Treasury was £60m (2003: £47m), benefiting from an increase in the number of structured finance transactions completed during the year.

We have made further progress in implementing the Wholesale Banking strategy we announced in 2003. During the year we announced the sale of our merchant acquiring business, enabling Wholesale Banking to increase its focus on its four core business lines of cash, lending, business banking and treasury.

Our lending and business banking operations have seen significant growth over the past couple of years and currently contribute around 60% of Commercial Banking's profits. We expect these business lines to be key drivers of profit growth within Wholesale Banking in the future. We will, however, continue to grow our cash business through our cash sales-led strategy, and were pleased to complete negotiations successfully with Abbey during 2004 to provide all of their ATM and branch cash requirements.

23%

Underlying Post-Tax Return on Equity


19.5
22.1
23.3
02
03
04

Underlying Post-Tax Return on Equity (%)

135%
Increase in Internet Banking Customers


100
225
530
02
03
04
Internet Banking Customers ('000)

Regulatory Developments
In 2004 we have maintained an excellent regulatory record, but we will not be complacent. Alliance & Leicester is a responsible lender and we ensure, as best we are able, that our customers are not borrowing more than they can afford to repay. We recognise the importance of embedding the principle of treating customers fairly into the culture of our business and our brand values are already well aligned to this. We also focus on educating our customers, by improving the ways in which we provide information and by simplifying our product portfolios and marketing campaigns, to make them more easily understood.

During the latter part of 2004 we trained over 2,500 staff and implemented new procedures to ensure we complied with the introduction of the Financial Services Authority rules on the conduct of mortgage business from the end of October 2004, and the introduction of general insurance regulation in January 2005.

For the year commencing 1 January 2005 we will be required to report our financial results under International Financial Reporting Standards (IFRS). The implementation of the new processes and procedures required to introduce these standards has taken up considerable resource. The most significant impact of these new rules will be to alter the timing of when certain items will be recognised in our financial results.

Our Staff
I thank all our staff for their contribution to our progress in 2004, which reflects the hard work of an excellent team of people we have working across the Group, each committed to achieving our business goals and sharing a clear vision of where we are heading. Throughout the Group we have continued to strengthen our management teams, by developing our existing managers as well as recruiting new managers from outside the organisation. Over 80% of our staff replied to our annual employee opinion survey, with the results showing evidence of continuing improvement in staff morale and job satisfaction.

The Future
Our strategy has delivered good returns since its launch in July 2000, generating a total shareholder return of over 120%. We have performed well against the detailed targets we set for ourselves and have grown our chosen franchises, significantly improved our cost efficiency and delivered a return on equity considerably higher than the average for a European bank. This has been achieved whilst maintaining strong asset quality, as recently recognised by an upgrade of our long term credit rating by Moody's to Aa3.

The UK economy looks set for continued growth in the future, with the likelihood that interest rates will now peak at rates lower than generally expected last year. Unemployment remains low, a key determinant of asset quality for the personal sector. This scenario suggests an outlook of continued market growth in each of our core markets, albeit at generally slower rates of growth than experienced in recent years.

Against this economic backdrop, we will evolve our approach to credit risk. This will provide opportunities for future revenue growth, whilst maintaining our overall responsible approach to asset quality. Our responsible lending policies and strong asset quality will also leave us well positioned, should future economic conditions prove to be less benign.

We have a coherent strategy and business model aligned to the changing needs of customers in an environment of lower margins and intense competition. This strategy ensures Alliance & Leicester is well placed to deliver good returns to shareholders and remain successful in 2005 and beyond.

Richard Pym
Group Chief Executive

7%
Increase in Gross Mortgage Lending


6.4
8.1
8.7
02
03
04
Gross Mortgage Lending (£bn)

Retail Banking saw strong franchise growth in 2004.

Retail Banking pre-tax profit increased by £5m to £446m (2003: £441m). Total revenues increased by £20m. Operating costs increased by £10m, reflecting good cost control, and include the one-off costs of £9m relating to the rationalisation of the branch network. Excluding these one-off costs, the cost base increased by £1m, reflecting real unit cost reductions. Asset quality remains very strong.

Core 4

Mortgages

Total UK gross mortgage advances increased by 5% to £292bn in 2004, and net lending was £101bn, the same as in 2003. The UK mortgage market was very strong in the first half of 2004, but slowed markedly in the second half of the year compared to the same period in 2003. In the first half of 2004 total gross lending increased by over 17% compared to the same period in 2003, but in the second half of the year gross lending fell by 5% compared to the same period in 2003. We anticipate that net mortgage lending in the UK will fall slightly in 2005.

Alliance & Leicester's gross mortgage lending increased by 7% to £8.7bn, representing a market share of 3.0%, whilst net mortgage lending increased by 22% to £2.5bn, a market share of 2.4%. The value of redemptions in 2004 remained broadly similar to 2003. Mortgage balances increased to £27.9bn, representing 3.2% of total UK mortgage balances.

During the second half of 2004 we implemented successfully the training and revised sales processes necessary to comply with the introduction of mortgage regulation on 1 November. As expected, the introduction of the new regulations did temporarily dampen business volumes across the market. Throughout 2004 we have continued to focus on good quality, profitable lending. We will not sacrifice asset quality to gain additional market share and we continue to take a responsible approach to our lending, including ensuring that affordability is assessed for all applications. Should the economy continue to show growth, and unemployment continue at low levels, we do see the opportunity for a potential widening of our target market for mortgages, whilst maintaining a high quality of lending.

We saw changes in both our type of customer and the product mix during 2004. Our lending to remortgage customers increased by over 20% in 2004 and the proportion of new fixed rate loans fell significantly, from over 50% of gross lending in 2003 to around 35% in 2004, with customers favouring short term discounted products.

The value of mortgages on our balance sheet paying standard variable rate is now less than £6bn. The proportion of our mortgage balances on standard variable rate at the end of December 2004 was 21%, compared to 24% in December 2003. We continue to expect this proportion to reduce over time, although the number is volatile, varies by month, and depends on the maturity profile of lending undertaken in previous years.

Personal Loans

Our gross unsecured personal loan advances were £2.3bn in 2004, 23% higher than 2003. Our unsecured personal loan balances increased by £600m to £3.1bn (December 2003: £2.5bn), representing a market share of around 2.5%. This compares with a total exposure to personal unsecured lending (including credit cards) of £3.0bn in June 2002.

During the second half of 2004 we implemented the necessary actions to comply with changes in the Consumer Credit Act, as well as ensuring that our sales processes met the requirements for general insurance regulation, which was introduced in January 2005.

The number of loan applications received via the internet more than doubled in 2004, reflecting our increasingly sophisticated internet marketing techniques.

Creditor payment protection insurance penetration in 2004 fell compared to 2003, reflecting the competitive interest rates we offered during the second half of the year.

+23%
Increase in Personal Loan Gross Advances


1.4
1.9
2.3
02
03
04
Personal Loan Gross Advances (£bn)

During the periods when we offer the most competitive rates we receive higher credit quality applications from customers who tend to take out less creditor insurance. The increased business volumes achieved by offering such competitive rates, together with the lower credit losses, more than compensate for the lower interest spread and reduced insurance penetration.

In addition, around 80% of our personal loans are sold over the telephone or via the internet. Our personal loans operation is very cost efficient, ensuring that whilst margins are narrowing our overall returns remain good, with the post-tax return on assets increasing from around 1.6% in 2001 to around 2% in 2004.

The credit quality of our unsecured lending remains very strong, with the increased charge for bad debts reflecting the growth in balances over the past 12 months.

Current Accounts
Growing our current account base is an important part of our strategy, and we saw strong, profitable growth during 2004, with 228,000 new accounts opened. Our active current account base increased to 1.44m accounts representing over 2m customers.

The majority of the new accounts opened were either 'Premier' or 'Premier Plus' current accounts. These customers typically have a significantly stronger relationship with the Group. For example, the average product holding of a 'Premier' current account customer (excluding the free travel insurance included with the product) is 3.5 products, more than double that for a non-'Premier' customer.

The 'Premier Plus' current account is designed to reward those customers who undertake the majority of transactions themselves, either online or over the telephone, by providing a higher rate of credit interest. It is a key product in the Group's strategy of building a 'direct bank with a high street presence'.

Savings
Personal customer deposit balances increased by £0.6bn to £19.5bn at the end of December 2004.

During 2004 we launched our 'Online Saver' account, enabling all of our Core 4 Retail Banking products to be bought online. The 'Online Saver' account offers customers a market leading rate of interest, but has a low acquisition and servicing cost.

Partner 4
Revenues from our Partner 4 products of credit cards, life assurance, long term investments and general insurance (building and contents and mortgage payment protection policies) continued to grow in 2004.

We continue to work well with MBNA, with over 170,000 new credit cards sold during 2004. Whilst this was lower than in 2003, it was significantly higher than in 2002. Sales through Alliance & Leicester channels (branch, internet and contact centres), from which we receive the highest levels of commission, continue to increase, with sales 11% higher than in 2003. During the first half of 2004 we sold the small remaining non-performing element of the old credit card book.

Our partnership with Legal & General continues to work well. The value of new long term investment sales was 6% higher in 2004 compared to 2003, despite a reduction in the number of our financial advisors. Life assurance policy sales during 2004 were lower than in 2003. The majority of our life assurance sales are mortgage related. The reduction in the number of new policies sold in 2004 is primarily due to the increased proportion of remortgage applications.

Sales of household and mortgage payment protection insurance products in 2004 were overall broadly similar to 2003.

Distribution
During the year our internet generated sales trebled, and the proportion of our Core 4 product sales made via the internet more than doubled to 20%.

Since April 2004 all standard mortgage applications from intermediaries have been submitted via our online system, ISIS. The majority of these applications receive a fully credit scored mortgage decision within 60 seconds, with the remainder being dealt with by underwriters within an hour. The internet is also being used increasingly for servicing banking products, and at the end of the year more than 500,000 customers were registered to use our internet banking services, an increase of over 300,000 in the year.

Our branches remain an important part of Retail Banking's strategy and distribution capability, with sales once again increasing in 2004. During the year we undertook a detailed review of our branch network. Following this review we announced the closure of 46 branches where there were both low sales and low customer footfall. These branches closed in October 2004.

We now have a more compact retail network, providing 254 branches in the right locations to grow the business and provide face to face sales and support for customers when required.

The implementation of new resource scheduling processes and improvements to our interactive voice response systems have enabled our call centres, all of which are based in the British Isles, to handle more incoming customer calls, and to reduce the unit cost of customer service during 2004.

Asset Quality

Asset quality within Retail Banking remains very strong, with 90% of our loans and advances to personal customers secured. Our responsible approach to lending has ensured that both our mortgage and personal loan arrears levels are better than industry averages. Whilst the proportion of accounts in arrears varies on a monthly basis, the proportion of both non-performing mortgage accounts in arrears and non-performing personal loan assets were lower at the end of December 2004 than at the end of December 2003.

The average loan to value (LTV) of our new mortgage lending in 2004 was 57% (2003: 59%), with 79% of new lending having an LTV of less than 75%. The estimated LTV of our total mortgage book, based on house prices at 31 December 2004, was 42% (December 2003: 40%). The proportion of mortgage accounts in arrears at the end of December 2004 was 0.68% (December 2003: 0.73%). This is lower than the industry average of 0.79% published by the Council of Mortgage Lenders.

Our unsecured lending asset quality remains very strong. Non-performing assets (loans over 30 days in arrears) comprise 4.2% of the unsecured loan book (December 2003: 4.4%). Our unsecured loan arrears are more than 40% below industry statistics published by the Finance & Leasing Association.


25%

Increase in Current Account Openings


184
183
228
02
03
04

Current Account Openings ('000)

24%

Increase in Cash Sales to Financial Institutions



19.7
43.2
53.4
02
03
04

Cash Sales to Financial Institutions (£bn)

Wholesale Banking delivered a strong performance during 2004. It is focused on four core business lines: cash, lending, business banking and treasury.

Pre-tax profit in Commercial Banking, excluding the £52m pre-tax profit on the sale of the merchant acquisition business, was £91m (2003: £80m), up 13%.

Total income was £3m higher than in 2003, even after the sale of our merchant acquisition business at the end of April 2004 and the continued roll-off of higher margin commercial lending balances from the small ticket leasing sectors we exited in July 2003. Operating expenses fell by £17m, reflecting the sale of the merchant acquisition business, a one-off cost reduction as a result of the conclusion of our contractual negotiations with the Post Office, and benefits from increased levels of electronic, rather than paper, transactions being processed. The bad debt charge in Commercial Banking fell by £5m compared to 2003, reflecting the good quality of our commercial lending.

Pre-tax profit in Treasury was £60m (2003: £47m). Treasury's financial performance for reporting purposes is included within the Treasury & Group sector.

Cash
Total cash sales to financial institutions were £53.4bn, 24% higher than in 2003. We continued to increase our cash sales customer base during 2004, and we completed negotiations successfully with Abbey to provide their ATM and branch cash requirements. The provision of cash to Abbey commenced in November 2004.

Cash handling deposits in 2004 were £59bn, slightly lower than in 2003, reflecting the cash sales-led strategy we have adopted. The number of cheques processed continued to decline, reducing by over 8.5m to 43.5m in 2004. During the first half of 2004 we signed new cash contracts with the Post Office. These agreements enabled us to deliver some one-off cost savings during 2004.

Since its creation in 1968, Girobank has processed benefit payments for the UK Government. This is an important business line for our commercial bank. The number of benefit payments we processed in 2004 was slightly lower than in 2003, as benefit payments are increasingly being paid directly into the recipient's bank account. During 2005, however, we anticipate the number of benefit payments will increase as a result of the Department of Work and Pensions rationalising their banking arrangements. The processing of benefit payments is a high cost but value-adding business, although the anticipated increase in Wholesale Banking profit in 2005 will not be significant.

We are planning to continue to grow our cash business through our cash sales-led strategy. This will partially offset continued declining returns from our traditional cash handling and bill payments businesses in the future. We continue to look at opportunities to improve the efficiency of this business and maintain its high return on capital.

Lending
During 2004 our commercial lending balances increased by £0.6bn to £4.7bn. Asset quality across the book remains good with 0.33% of loans over 30 days in arrears at the end of December 2004 (December 2003: 0.68%).

The £600m increase in commercial lending balances was after a further £170m reduction in the balances of the higher margin small ticket leasing sectors, which we announced in 2003 we were exiting. The run-off is expected to take up to a further three years to complete, with £250m of balances outstanding at the end of December 2004.

Commercial lending is an increasingly important driver of Wholesale Banking's profits. During 2004 we continued to take a responsible approach to growing our lending book and are planning for future growth. We have identified a number of sectors of the commercial lending market in which we are under-represented and are currently developing plans to increase our presence without reducing our good asset quality. For example, we have strong links with the public sector and see significant potential for further growth in this area, as well as in adjacent areas such as Private Finance Initiatives.

Business Banking
Business banking current account openings increased by around 50% to more than 16,000 (2003: 11,000). We opened around 6,000 new community accounts in 2004 (2003: 8,000). At the end of 2004 we had 64,000 Business banking current accounts (2003: 58,000) and 105,000 community accounts (2003: 101,000).

Our new marketing and sales processes, positioning Alliance & Leicester Commercial Bank as the 'A+Lternative Business Bank', are being rolled out across the UK in 2005 following the successful pilot in the Central region of England in 2004. This roll-out, together with an increased focus on customers with a turnover of up to £10m, rather than £1m as previously, will provide the basis for additional growth in Business banking. The opening of five business centres across the country will support our plans to further enhance this franchise.

Treasury
Pre-tax profit in Treasury was £60m (2003: £47m), with total income £13m higher. During the year Treasury benefited from an increase in the number of structured finance transactions completed.

Treasury have continued to manage the Group's liquidity, funding and hedging requirements successfully, and asset quality remains strong with 97% (December 2003: 96%) of exposures having a long term credit rating at or above single 'A'.

Non-Core Product Lines
In April 2004 we completed the sale of our merchant acquisition business to Nova Information Systems, a subsidiary of US Bancorp. Nova paid Alliance & Leicester Commercial Bank £83.5m for the business. This resulted in a net profit of £52m after taking into account the costs of exiting existing contracts, fixed asset write-offs, provisions and transaction costs. The £52m is being accounted for as a non-operating FRS 3 exceptional item. As part of the contract Nova provides an Alliance & Leicester branded merchant acquisition service. As a result of the sale of the business, Commercial Banking income was reduced by around £14m, and operating costs reduced by around £9m, compared to 2003.

Capital
In 2004 we bought back 17.6m shares at a cost of £153m, reducing our equity tier 1 capital ratio to 7.2%. During 2005 we plan to continue to manage our equity tier 1 ratio at around 7% on a regulatory basis.

In March 2004 we issued £300m of non-equity tier 1 capital. This has resulted in our total tier 1 capital ratio increasing from 7.4% at the end of 2003 to 8.4% at the end of December 2004.

We will continue to manage our capital base proactively in the future and plan for a further share buyback in 2005. We expect this buyback to be significantly smaller than in 2004 and to commence in the second half of the year, following the finalisation, auditing, and announcement of our 2004 results under IFRS in May 2005.

Strategic investment costs
During 2004 one-off strategic investment expenditure was £8m. This expenditure completes the investment programme set out at the launch of our strategy in 2000.

We will continue to invest in the Group's development, the cost of which will be managed within our 'business as usual' cost base in 2005 and beyond.

Basel 2
We continue to make good progress to ensure that we meet all the necessary criteria to maximise the benefits from Basel 2. We intend to adopt an Internal Ratings Based (IRB) approach for credit risk and have implemented the core credit models to ensure compliance with Pillar 1 of the accord. The models are now embedded within our risk management processes. Given the high quality of our balance sheet and our responsible lending policies we continue to expect a reduction in risk weighted assets under the new rules.

International Financial Reporting Standards (IFRS)
We are currently working on restating our 2004 results on an IFRS basis. This will form the 2004 comparative results which we will disclose in the 2005 interim and annual results. These restatements will be on both a statutory basis (excluding IAS 39) and a proforma basis (including the impact of IAS 39, other than hedge ineffectiveness). They will also include the restated opening reserves positions at 1 January 2004 and 1 January 2005.

The Group is planning to provide this 2004 information in an announcement to be issued towards the end of May 2005, giving an explanation of the changes from UK GAAP to IFRS. At this point the IFRS statutory comparative figures and opening reserves will have been audited.

Overall, the impact on the Group 2004 proforma profit and loss account and 2005 opening reserves is not expected to be significant. Pre-tax profit is expected to reduce by between £10m and £30m, less than 5% of total pre-tax profit. Earnings per share will be reduced by a similar proportion. The impact on opening reserves at 1 January 2005 is an estimated change of between plus and minus £25m, less than 5% of opening reserves. In addition, the beneficial impact on the Group's regulatory capital at 1 January 2005 will be between £0 and £50m. Further details are shown on page 18.

Financial Review

Completion of Strategic Targets 2000 – 2004
Since we launched our strategy in 2000, we have been delivering against a set of strategic objectives. These objectives were all successfully achieved by the end of 2004.

The Group achieved its primary target in 2004 of:

Double digit percentage growth in underlying basic earnings per share
Underlying basic earnings per share increased by 12% compared to 2003. Underlying basic earnings per share were 88.2p, whilst basic earnings per share were 95.8p. Underlying basic earnings per share is defined as excluding the non-operating FRS3 exceptional item (£52m pre-tax profit on the sale of our merchant acquisition business) but including the operating FRS3 exceptional item (the one-off costs of £9m arising from the rationalisation of the branch network).

We also achieved each of our supporting objectives of:

Accelerating revenue growth
Group revenues on a like for like basis (excluding merchant acquisition revenues in 2003 and 2004 and any distortion from significant property disposals) were 2.7% higher than in 2003. This is a faster rate of growth than the 2.5% achieved in 2003.

Total Group revenues increased by 2% in 2004. These include £7m of revenue from our merchant acquisition business prior to its sale in April 2004 (2003: £21m) and £4m (2003: £nil) from the sale of a branch in Edinburgh in the first half of 2004.

Delivering our targeted cost base
Operating costs (excluding depreciation on operating lease assets and one-off strategic investment costs, but including the one-off exceptional costs associated with the changes in our branch network) were £707m in 2004, £6m lower than the £713m in 2003. This reflects our focus on controlling costs and is a better performance than our target of keeping 2004 costs broadly similar to 2003.

Our software accounting policy has been changed from immediate write-off to capitalisation, consistent with the requirements of IFRS. If the impact of the change in accounting policy for software costs is excluded, operating costs would have been £712m in 2004, similar to 2003.

We have also delivered £109m of core operating cost savings, exceeding our £100m target (announced in 2000 and based on 2000 business volumes and prices).

Improved capital efficiency
During 2004 we bought back 17.6m shares at a cost of £153m, reducing our equity tier 1 capital ratio to 7.2% and achieving our goal of reducing the ratio towards the lower end of a 7.0% to 7.5% range. In March 2004 we issued £300m of non-equity tier 1 capital. This resulted in our total tier 1 capital ratio increasing from 7.4% at the end of 2003 to 8.4% at the end of December 2004.

Strategic Objectives 2005 – 2007
Over the next three year period we aim to grow our franchise, to improve our cost efficiency further, and to continue to deliver a strong return on equity, whilst maintaining above average asset quality.

We are specifically targeting a single quantified external target of a Group post-tax return on equity tier 1 capital of 20%, plus or minus 3%, in each of the next three years on an IFRS basis. This will be after excluding impacts arising from fair valuing derivatives under IAS 39. Achieving this should continue to place us in the top tier of European banks in this measure.

Results by Business Sector

The contribution to pre-tax profit by each business sector is set out below:

	Six months ended 30.06.04 £m	Six months ended 31.12.04 £m	Year ended 31.12.04 £m	Year ended 31.12.03 £m
Mortgage Lending & Investments (MLI)	110	130	**240**	250
Personal Banking	103	103	**206**	191
Retail Banking	213	233	**446**	441
Commercial Banking	48	43	**91**	80
Treasury & Group	11	16	**27**	22
Strategic investment costs	(4)	(4)	**(8)**	(18)
Operating profit	268	288	**556**	525
Profit on sale of merchant acquisition business	52	–	**52**	–
Profit before tax	320	288	**608**	525

Group pre-tax profit was £608m, up 16% on 2003.

Pre-tax operating profit, excluding the profit on sale of the merchant acquisition business, was £556m, up 6% on 2003. This includes the one-off costs of £9m relating to the rationalisation of the branch network, which are being treated as an FRS 3 operating exceptional item, and a £5m benefit from capitalising software costs following a change in accounting policy from immediate write-off to capitalisation.

Retail Banking

		Year ended 31.12.04	Year ended 31.12.03
Net interest income	£m	**556**	588
Non-interest income	£m	**370**	318
Total income	£m	**926**	906
Operating expenses	£m	**(417)**	(416)
Exceptional costs arising from rationalisation of the branch network	£m	**(9)**	–
Operating costs	£m	**(426)**	(416)
Bad debt provisions	£m	**(54)**	(49)
Profit before tax	£m	**446**	441
Profit before tax:			
MLI	£m	**240**	250
Personal Banking	£m	**206**	191
Retail Banking	£m	**446**	441
Net interest margin:			
MLI	%	**1.08**	1.40
Personal Banking	%	**3.93**	4.23
Retail Banking	%	**1.57**	1.88
Mean interest-earning assets:			
MLI	£m	**29,416**	25,898
Personal Banking	£m	**6,078**	5,332
Retail Banking	£m	**35,494**	31,230
Cost:income ratio (Note 1)			
MLI	%	**46.9**	45.8
Retail Banking	%	**45.1**	46.0

(Note 1) This excludes the £9m exceptional costs relating to the rationalisation of the branch network in 2004. The total cost:income ratios for 2004, including these costs, are 48.8% for MLI and 46.1% for Retail Banking.

Retail Banking pre-tax profit of £446m was £5m higher than 2003. Total income growth was 2% (£20m), whilst operating expenses, excluding one-off branch rationalisation costs, remained broadly in line with 2003. The loss charge was £5m higher than 2003, primarily due to an increased Personal Banking charge, reflecting growth in balances.

MLI pre-tax profit of £240m was £10m lower than 2003, reflecting the up-front costs associated with the higher volume of new mortgage business, and the £9m of one-off costs arising from the rationalisation of the branch network. These costs were partly offset by increased income from long term investment products, and a £4m one-off profit on the disposal of a branch property.

In the first half of 2004 we terminated the insurance agreement with our offshore captive insurance subsidiary ("ALMIG"), which resulted in the transfer of funds to Alliance & Leicester plc. This increased net interest income and the residential loss charge by £8m, with no impact on MLI profit. This increased loss charge was offset by a write back of provisions resulting from continued strong asset quality. In 2003 £6m of ALMIG related revenues were recognised.

Personal Banking pre-tax profit of £206m was £15m higher than 2003, due to growth in unsecured personal lending and current account volumes. This was partly offset by the credit card excess being lower by £15m. Our personal loans operation contributes around 40% of Personal Banking pre-tax profit.

Total revenues from our Partner 4 products were £134m (2003: £131m). Credit card revenues, including the recognition of the excess from MBNA, were £58m (2003: £70m).

Net interest income

Net interest income of £556m was £32m lower than 2003. MLI net interest of £317m was £45m lower than 2003. This reduction was partly offset by higher net interest income in Personal Banking.

The Retail Banking net interest margin in 2004 was 1.57%, compared to 1.88% in 2003. This 0.31% fall reflected a reduction in the interest spread of 0.38%, partly offset by an increase in the contribution from interest-free liabilities of 0.07%.

The MLI net interest margin fell from 1.40% in 2003 to 1.08%. The 0.32% margin reduction reflected a fall in interest spread, driven by the up-front costs of higher mortgage lending in the second half of 2003 and the first half of 2004, a fall of £1.1bn in the average value of mortgages paying standard variable rate, and an increase in the cost of funding compared to bank base rate. The value of deferred mortgage incentives on the Group balance sheet increased by £20m to £23m at the end of 2004. Further details are disclosed on pages 73 and 74.

The Personal Banking net interest margin fell from 4.23% in 2003 to 3.93%, mainly as a result of competitive market pricing on new unsecured personal lending and a reduction in the contribution from interest-free liabilities, partly offset by an improved interest spread on current accounts. A fall in the contribution from interest-free liabilities was due to a reduction in the proportion of non-interest paying current accounts. Further details are disclosed on page 73.

Average interest-earning assets within Retail Banking increased by 14% in 2004 compared to 2003.

Retail Banking	Year ended 31.12.04 £m	Year ended 31.12.03 £m
Net interest income	556	588
Average balances:		
Interest-earning assets (IEA)	35,494	31,230
Financed by:		
Interest-bearing liabilities	31,926	28,011
Interest-free liabilities	3,568	3,219
Average rates:	%	%
Bank base rate	4.38	3.69
Gross yield on average IEA	5.19	4.91
Cost of interest-bearing liabilities	4.03	3.37
Interest spread	1.16	1.54
Contribution of interest-free liabilities	0.41	0.34
Net interest margin on average IEA	1.57	1.88

Non-interest income

Non-interest income increased by £52m to £370m in 2004, reflecting higher mortgage related fee income, increased income from long term investments, higher insurance commission income from unsecured personal loans, higher current account income and a £4m one-off profit on the sale of a branch property.

Included in non-interest income is £41m of the excess being recognised from the sale of our credit card accounts to MBNA (2003: £56m). Non-interest income from unsecured personal loans was £72m (2003: £64m).

Our Partner 4 products of credit cards, life assurance, general insurance and long term investments, in total contributed £128m of non-interest income. This was £4m higher than 2003, reflecting higher income from long term investment products, partly offset by a £15m reduction in the credit card excess recognised.

Operating expenses

Operating expenses of £417m remained broadly in line with 2003. The costs associated with growth in business volumes and inflation were largely offset by lower customer acquisition and servicing costs. Including the £9m of exceptional costs arising from the closure of 46 branches in 2004, total operating costs increased by just over 2% to £426m.

The cost:income ratio, excluding the £9m of exceptional costs from the branch rationalisation programme, was 45.1%, 0.9% lower than 2003.

Bad debt provisions

The charge for bad and doubtful debts increased by £5m to £54m. This reflects a £7m increase in the Personal Banking charge to £50m, due to the growth in balances.

The MLI charge decreased by £2m to £4m. During the year the insurance agreement with our offshore captive insurance subsidiary ("ALMIG") was terminated. This termination resulted in the transfer of funds from ALMIG to Alliance & Leicester plc, which increased MLI provisions and revenues by £8m. This compares with a transfer of funds of £6m in 2003. Continued strong asset quality performance resulted in a £4m write back of mortgage provisions in the second half of 2004.

The arrears performance for both our mortgage and unsecured lending businesses continues to compare favourably with industry data. The value of residential mortgage arrears has fallen by 4% since December 2003, and at 31 December 2004 represented 0.02% of mortgage balances. For unsecured personal lending the value of loans over 30 days in arrears as a percentage of total loans was 4.2%, more than 40% lower than the average for Finance and Leasing Association members.

Commercial Banking

		Year ended 31.12.04	Year ended 31.12.03
Net interest income	£m	**88**	88
Non-interest income	£m	**316**	313
Total income	£m	**404**	401
Operating expenses	£m	**(238)**	(255)
Depreciation on operating lease assets	£m	**(70)**	(56)
Bad debt provisions	£m	**(5)**	(10)
Operating profit	£m	**91**	80
Net interest margin (Notes 1&2)	%	**1.81**	2.06
Mean interest-earning assets (Note 3)	£m	**6,151**	5,535
Cost:income ratio (Notes 4&5)	%	**71.1**	73.7

(Note 1) The net interest margin is calculated above, consistent with previous years, as net interest, including net income from operating lease assets, divided by average interest-earning assets including operating lease assets.

(Note 2) Excluding net income from operating lease assets, and excluding operating lease assets from average interest-earning assets, the net interest margin is 1.53% (2003: 1.70%).

(Note 3) Included within mean interest-earning assets are operating lease assets of £379m (2003: £372m).

(Note 4) The cost:income ratio has been calculated, consistent with previous years, as operating expenses, which excludes depreciation on operating lease assets, divided by total income less depreciation on operating lease assets.

(Note 5) Including depreciation on operating lease assets, the cost:income ratio is 76.1% (2003: 77.4%).

Operating profit for Commercial Banking increased by 13% to £91m. Pre-tax profit, including the £52m profit on the sale of the merchant acquisition business, was £143m (2003: £80m).

Net interest income

Net interest income remained in line with 2003 at £88m. Interest-earning assets increased by 11% in 2004 as a result of growth in lending balances. The average margin decreased from 2.06% in 2003 to 1.81%, reflecting the focus on higher quality, lower margin commercial lending and the run-off of the small ticket leasing balances.

Non-interest income

Non-interest income increased by £3m to £316m. Income increased in our operating lease and cash businesses. Income reduced in merchant services following the sale of our business, and in bill payments, due to a declining number of higher margin paper transactions.

Operating expenses

Operating expenses decreased by £17m to £238m, reflecting lower merchant acquiring costs, lower paper processing costs and one-off cost savings relating to the conclusion of contractual negotiations with the Post Office.

Depreciation on operating lease assets

Although operating lease balances were similar to 2003, depreciation increased by £14m to £70m, reflecting the maturity of the book. Operating lease assets incur a higher depreciation charge towards the latter stages of their term.

Bad debt provisions

The charge for bad and doubtful debts decreased from £10m to £5m, with lower specific provisions reflecting the good quality of our commercial lending.

Treasury & Group

	Year ended 31.12.04 £m	Year ended 31.12.03 £m
Net interest income	**65**	62
Non-interest income	**5**	4
Total income	**70**	66
Operating expenses	**(43)**	(42)
Bad debt provisions	**–**	(2)
Profit before tax	**27**	22
Total mean interest-earning assets	**29,522**	25,983
External mean interest-earning assets	**13,135**	11,837

Net interest income

Net interest income in the Treasury & Group sector includes income from the Group's capital not allocated to the other business sectors. Net interest income within our Treasury operations increased by £13m compared with 2003, reflecting the benefit of an increased number of structured finance transactions and growth in the medium term asset book. This was partly offset by lower earnings on our excess capital, mainly due to share buybacks and the increased cost of debt capital resulting from the issue of non-equity tier 1.

Non-interest income

Non-interest income of £5m was broadly similar to 2003.

Operating expenses

Operating expenses remain broadly in line with 2003.

Bad debt provisions

There was no charge for bad and doubtful debts in the year.

Group Results By Profit and Loss Category

	Six months ended 30.06.04 £m	Six months ended 31.12.04 £m	Year ended 31.12.04 £m	Year ended 31.12.03 £m
Net interest income	343	366	**709**	738
Non-interest income	350	341	**691**	635
Total income	693	707	**1,400**	1,373
Core expenses:				
Administrative expenses	(331)	(336)	**(667)**	(678)
Depreciation on assets other than operating lease assets	(16)	(15)	**(31)**	(35)
Operating expenses	(347)	(351)	**(698)**	(713)
Exceptional costs arising from the rationalisation of the branch network	(10)	1	**(9)**	–
Operating costs	(357)	(350)	**(707)**	(713)
Non-core expenses:				
Administrative expenses – strategic investment costs	(4)	(4)	**(8)**	(18)
Depreciation on operating lease assets	(31)	(39)	**(70)**	(56)
Bad debt provisions	(33)	(26)	**(59)**	(61)
Operating profit	268	288	**556**	525
Profit on sale of merchant acquisition business	52	–	**52**	–
Profit before tax	320	288	**608**	525
Taxation	(90)	(78)	**(168)**	(146)
Profit after tax	230	210	**440**	379
Basic earnings per share	49.6p	46.2p	**95.8p**	79.0p
Underlying basic earnings per share	42.0p	46.2p	**88.2p**	79.0p

Group pre-tax profit for the year was £608m, up 16% on 2003.

Basic earnings per share increased by 21% to 95.8p. Underlying basic earnings per share, excluding the profit on the sale of the merchant acquiring business, increased by 12% to 88.2p.

Net interest income

The following table provides a detailed analysis of the net interest margin achieved on interest-earning assets:

	Six months ended 30.06.04 £m	Six months ended 31.12.04 £m	**Year ended 31.12.04 £m**	Year ended 31.12.03 £m
Net interest income	343	366	**709**	738
Net income on operating lease assets	12	11	**23**	26
Net interest income including income on operating lease assets	355	377	**732**	764
Average balances:				
Interest-earning assets (IEA) (Note 1)	46,825	49,593	**48,217**	42,564
Financed by:				
Interest-bearing liabilities	41,794	44,294	**43,051**	37,404
Interest-free liabilities	5,031	5,299	**5,166**	5,160
Average rates:	%	%	**%**	%
Bank base rate	4.06	4.70	**4.38**	3.69
Gross yield on average IEA	4.59	5.08	**4.84**	4.45
Cost of interest-bearing liabilities	3.43	3.99	**3.72**	3.02
Interest spread	1.16	1.09	**1.12**	1.43
Contribution of interest-free liabilities	0.37	0.42	**0.40**	0.36
Net interest margin on average IEA (Notes 2&3)	1.53	1.51	**1.52**	1.79

(Note 1) Average interest-earning assets excluding operating lease assets were £47,838m for the year ended 31 December 2004 (2003: £42,192m), £46,445m for the six months ended 30 June 2004 and £49,215m for the six months ended 31 December 2004.

(Note 2) The net interest margin above is calculated, consistent with previous years, as net interest including net income from operating lease assets, divided by average interest-earning assets including operating lease assets.

(Note 3) Excluding net income from operating lease assets and excluding operating lease assets from average interest-earning assets, the net interest margin is 1.48% for the year ended 31 December 2004 (2003: 1.75%), 1.48% for the six months ended 30 June 2004 and 1.48% for the six months ended 31 December 2004.

Group net interest income, including income on operating lease assets, was £732m, £32m lower than 2003, reflecting lower MLI income. Average total interest-earning assets were 13% higher in 2004 compared to 2003.

The net interest margin in 2004 was 1.52%, compared to 1.79% in 2003. The fall in margin of 0.27% reflects a reduction in interest spread of 0.31%, partly offset by an increase of 0.04% in the contribution from interest-free liabilities. The fall in interest spread is driven by reduced spreads in Retail Banking.

In 2005 we expect each of our core markets to grow, albeit at generally slower rates than in previous years, and the growth in our average interest earning assets in 2005 will be against this background. We also continue to plan for a narrower margin environment, with the decline in 2005 anticipated to be less than in 2004, but greater than the decline experienced in the second half of 2004 compared with the first. Factors which will influence the margin include the new business margin on unsecured personal loans, the proportion of mortgage balances paying standard variable rate and the continued run-off of the higher margin small ticket leasing balances which we announced we were exiting in 2003.

The fall in interest income in 2004 was more than offset by the increase in non-interest income, which grew by £56m.

Non-interest income

	Six months ended 30.06.04 £m	Six months ended 31.12.04 £m	**Year ended 31.12.04 £m**	Year ended 31.12.03 £m
Fees and commissions receivable	310	262	**572**	563
Fees and commissions payable	(47)	(20)	**(67)**	(112)
Other operating income	44	49	**93**	102
Operating lease income	43	50	**93**	82
Total	350	341	**691**	635

Group non-interest income of £691m was 9% higher than 2003. Excluding merchant acquiring income, non-interest income increased by 11%. This reflects higher mortgage-related fee income, higher unsecured personal loans and current account income, increased income from long term investment products and higher Commercial Banking income, partly offset by a £15m reduction in the credit card excess recognised.

The sale of the merchant acquisition business contributed to a reduction in both fees and commissions receivable and payable in the second half of 2004. Other operating income includes £41m excess from the sale of credit card accounts to MBNA (2003: £56m) and in 2005 this excess will be £34m.

Administrative expenses and depreciation

	Six months ended 30.06.04 £m	Six months ended 31.12.04 £m	**Year ended 31.12.04 £m**	Year ended 31.12.03 £m
Staff related expenditure	138	143	**281**	275
Post Office/A&L Cash Solutions	58	72	**130**	134
Marketing costs	32	26	**58**	56
Premises, equipment and other	90	86	**176**	181
Outsourcing costs	13	9	**22**	32
Core administrative expenses	331	336	**667**	678
Depreciation on fixed assets other than operating lease assets	16	15	**31**	35
Operating expenses	347	351	**698**	713
Exceptional costs arising from rationalisation of branch network	10	(1)	**9**	–
Operating costs	357	350	**707**	713
Non-core expenses:				
Administrative expenses: Strategic investment	4	4	**8**	18
Depreciation on operating lease assets	31	39	**70**	56
Total	392	393	**785**	787

Total expenses of £785m were £2m lower than 2003, including exceptional costs arising from the rationalisation of the branch network.

The accounting policy for software development costs has been changed from immediate write-off to capitalisation, where the criteria under FRS 15 are met. This new policy is consistent with the requirements of IFRS. The change in policy has resulted in the capitalisation of £5m of software costs.

Our 2004 target was for operating costs, excluding depreciation on operating lease assets and one-off strategic investment costs, but including the one-off exceptional costs associated with the changes in our branch network, to be broadly similar to 2003.

Operating costs of £707m were £6m lower than 2003. If the beneficial impact of the capitalisation of £5m of software costs was excluded, operating costs would have been £712m, similar to 2003.

Our 2004 results also reflect the achievement of the £100m reduction in core costs, announced in 2000 and based on 2000 business volumes and prices. The £698m of operating expenses in 2004 included £74m of inflation related expenses, £63m of volume related expenses and £20m of cash market related costs compared to the core cost base in 2000. The remaining core costs were £541m (2000: £650m), demonstrating that we achieved our target of £100m core cost savings.

Strategic investment costs for the year were £8m and represent the final part of the programme set out in 2000.

We intend to grow our franchise in 2005 and plan to deliver this with operating costs only increasing broadly in line with inflation. This excludes any cost increase as a result of the anticipated growth in benefit payment volumes in Wholesale Banking.

The Group cost:income ratio, excluding depreciation on operating lease assets, was 53.7% (2003: 55.6%). Excluding strategic investment costs, and the £9m exceptional costs arising from rationalisation of the branch network, the Group core cost: income ratio was 52.5% (2003: 54.2%). Including depreciation on operating lease assets, the Group cost:income ratio was 56.1% (2003: 57.4%), with a core Group cost:income ratio of 54.8% (2003: 56.1%).

Provisions for bad and doubtful debts

The charge for losses on bad and doubtful debts can be analysed as follows:

	Year ended 31.12.04 £m	Year ended 31.12.03 £m
Residential property mortgages	4	7
Other mortgages	–	(1)
Personal Banking (Note 1)	50	43
Retail Banking	54	49
Commercial Banking	5	10
Treasury & Group	–	2
Total	59	61

(Note 1) Personal Banking comprises unsecured loans, current accounts and credit cards.

The loss charge for the Group reduced by £2m to £59m in 2004. The loss charge in the second half of 2004 was £26m, £7m lower than the first half of 2004.

The first half of 2004 included an increase in the residential mortgage loss charge as a result of the termination of the insurance agreement with our offshore captive insurance subsidiary. This resulted in a final transfer of funds from ALMIG to Alliance & Leicester plc, increasing the bad debt charge by £8m (2003: £6m). Continued strong asset quality resulted in a £4m write back of mortgage provisions in the second half of 2004.

The increase in the Personal Banking loss charge reflected the growth in balances, whilst a lower charge in Commercial Banking reflected the good quality of lending.

The closing balances of provisions were as follows:

	As at 31.12.04 £m	As at 31.12.03 £m
Residential property mortgages	37	32
Other mortgages	3	4
Personal Banking (Note 1)	110	115
Retail Banking	150	151
Commercial Banking	20	30
Treasury & Group	4	4
Total provisions	174	185
General	82	72
Specific	92	113
Total	174	185

(Note 1) Personal Banking comprises unsecured personal loans, current accounts and credit cards.

For residential lending, the ratio of closing provisions to gross loans and advances remains at 0.13%. In addition to the £37m of residential provisions above, the Group has £9m of high percentage loan fees held on balance sheet. These funds are deducted from 'Loans and advances to customers' in the Group balance sheet. Together this pool provides £46m (2003: £52m) of cover within the Group for losses in the residential mortgage book. Further cover is provided through insurance of risk with external insurers.

The Personal Banking provision decreased from £115m to £110m. Provisions increased as a result of growth in lending balances, but this was more than offset by the sale of the remaining non-performing element of the credit card book in the first half of 2004, which removed all remaining credit card balances and provisions. The Personal Banking provision represents 3.43% of gross balances. The comparable figure for 2003, excluding credit cards, was 3.70%.

The Commercial Banking lending book is split between 'big ticket' structured finance transactions of £1.8bn (December 2003: £1.4bn) and other commercial loans and smaller 'ticket' leases of £2.9bn (December 2003: £2.7bn). The total level of provisions at 31 December 2004 was £20m (December 2003: £30m), representing 0.4% (2003: 0.7%) of gross balances. The fall in provisions reflects principally the write off of a fully provided loan. In addition, there is a further £7m residual value provision against the carrying value of operating lease assets. The vast majority of the £1.8bn 'big ticket' portfolio is guaranteed by banks.

Pensions

The total charge to the Group's profits in respect of pensions was £25.4m for 2004 (2003: £24.6m). Under FRS 17, at 31 December 2004 the net retirement benefits liability was £60.3m (2003: £144.1m). This includes the effect of a one-off contribution of £114m. This is explained further in Note 40 on pages 63 to 65.

Taxation

A corporation tax rate of 30% (2003: 30%) has been used in preparing these results. The tax charge for the year of £168.1m (2003: £145.5m) represents 27.6% of profit before tax (2003: 27.7%).

Included within the £168.1m corporation tax charge is £17.3m in respect of the £52.0m profit on disposal of group operations (sale of merchant acquiring business) shown in the profit and loss account after operating profit. Excluding this, the underlying effective tax rate for 2004 was 27.1%.

Dividends

A final dividend of 32.6p per share is proposed, giving a total dividend of 48.3p for the year, up 10% on 2003. This compares to underlying basic earnings per share of 88.2p.

The underlying dividend cover in 2004 was 1.9 (2003: 1.8), based on post-tax profit excluding the sale of the merchant acquisition business, divided by dividends payable.

Summary Balance Sheet

The structure of the consolidated balance sheet as at 31 December 2004 is shown below in summary format:

	As at 31.12.04 £m	As at 31.12.03 £m
Assets		
Cash, treasury assets and loans and advances to banks	12,784	15,289
Loans and advances to customers:		
Residential mortgages including securitised advances	28,036	25,592
Less: non-recourse finance	(95)	(127)
Other secured loans	1,659	1,265
Unsecured consumer loans	3,063	2,471
Credit card balances	–	1
Other unsecured loans	810	600
	33,473	29,802
Net investment in finance leases and hire purchase contracts	2,106	1,976
Intangible assets	3	3
Tangible fixed assets	278	281
Operating lease assets	378	375
Other assets	945	698
	49,967	48,424
Liabilities		
Deposits by banks	4,549	5,040
Customer accounts:		
Retail Banking	19,537	18,877
Commercial Banking	5,219	5,363
	24,756	24,240
Debt securities in issue	15,747	14,854
Other liabilities	2,029	1,784
Subordinated loan capital	813	812
Non-equity tier 1 capital	297	–
Shareholders' funds	1,776	1,694
	49,967	48,424

Total assets increased by almost £1.6bn in the year to £50.0bn.

Total loans to customers, including 'net investment in finance leases and hire purchase contracts' and 'operating lease assets', increased by £3.8bn to £36.0bn. Cash, treasury assets and loans and advances to banks decreased by £2.5bn to £12.8bn, partly reflecting the fall in short term money market funds following the strong inflow in December 2003. The balance sheet growth was funded primarily by an increase in customer accounts and debt securities in issue.

Capital Structure

The Group's capital ratios are given in the table below:

	As at 31.12.04 £m	As at 31.12.03 £m
Tier 1:		
Equity tier 1	1,779	1,675
Non-equity tier 1	297	–
Total tier 1	2,076	1,675
Tier 2	731	788
Deductions	(5)	(30)
Total capital	2,802	2,433
Total risk weighted assets	24,620	22,629
Risk asset ratios:		
Total capital	11.4%	10.8%
Tier 1	8.4%	7.4%
Equity tier 1	7.2%	7.4%

The equity tier 1 ratio at 31 December 2004 was 7.2% (December 2003: 7.4%).

During 2004 the Group repurchased and cancelled 17.6m shares, at a total cost of £152.8m. In March 2004 the Group issued £300m of non-equity tier 1 capital, resulting in an increase in the total tier 1 ratio to 8.4% at 31 December 2004.

The fall in deductions was primarily due to the changes in legal entity structure following the ceasing of underwriting activities in our insurance businesses.

The Group's profit ratios compared to 2003 were as follows:

	Year ended 31.12.04 %	Year ended 31.12.03 %
Underlying post-tax return on equity (Note 1)	23.3	22.1
Underlying post-tax return on mean assets	0.8	0.8
Underlying post-tax return on mean risk weighted assets	1.7	1.8

(Note 1) Underlying post-tax return on equity is calculated as the profit after tax and minority interests (excluding the non-operating exceptional gain from the sale of the merchant acquisition business), divided by the mean average of the opening and closing shareholders' funds for the period.

International Financial Reporting Standards

We are currently working on restating our 2004 results on an IFRS basis. This will form the 2004 comparative results which we will disclose in the 2005 interim and annual results. These restatements will be on both a statutory basis (excluding IAS 39) and a proforma basis (including the impact of IAS 39, other than hedge ineffectiveness). They will also include the restated opening reserves positions at 1 January 2004 and 1 January 2005.

The Group is planning to provide this 2004 information in an announcement to be issued towards the end of May 2005, giving an explanation of the changes from UK GAAP to IFRS. At this point the IFRS statutory comparative figures and opening reserves will have been audited.

Our view of the key areas that will be affected by IFRS, and the current estimates of these impacts, are shown in the table below.

These numbers have not been audited and are therefore subject to change.

	Impact on 2004 Profit & Loss Account		Impact on 2005 Opening Reserves
	Statutory £m	Proforma £m	£m
Mortgages and Loans at Amortised Cost – IAS 39 Under UK GAAP the Group generally recognises discounts, incentives, fees and costs to profit as incurred. Under the effective interest rate rules in IAS 39, all discounts and incentives, and most fees and commissions receivable and payable, are spread over the average life of the loan.	N/a	0 to +20	+50 to +100
Impairment – IAS 39 From January 2005 the Group can only provide for losses on an incurred basis. This will reduce the level of provisions held within the Group.	N/a	0 to +20	0 to +50
Re-recognition of Financial Liabilities at their contractual value Under IFRS it is not possible to de-recognise any contractual financial liability. As a consequence amounts de-recognised and taken to profit during 2004 under UK GAAP will be restated.	0 to -20	0 to -20	0 to -50
Pension Fund Deficit The pension fund deficit of £65.3m, and the existing SSAP 24 prepayment of £264.1m, less associated corporation tax, will be written off to reserves.	N/a	N/a	-200 to -250
Finance Leases Finance Leases will be accounted for on a pre-tax actuarial basis rather than a post-tax basis. The overall return from a transaction will not change, but profits will be recognised later in a transaction compared to UK GAAP.	0 to -20	0 to -20	0 to -50
Operating Leases The calculation of operating lease depreciation will change from an actuarial basis to a straight line basis. This will lead to higher depreciation in the early years of a lease but lower depreciation towards the end of a lease.	0 to -20	0 to -20	0 to -50
Dividends Payable UK GAAP dividends are deducted from retained earnings in the year to which they relate. Under IFRS dividends are not recognised until approved.	N/a	N/a	+100 to +150
Fair Value of Available For Sale Assets – IAS 39 The majority of our Treasury assets will be categorised as available for sale. Any movements in fair values will go to reserves.	N/a	N/a	0 to +50
Fair Value of Derivatives – IAS 39 Derivatives will be brought on to the Balance Sheet at fair value with changes in fair value taken to the profit and loss account. This will lead to profit and loss volatility, which will be mitigated by the use of hedge accounting. However, some volatility will remain, due to residual hedge ineffectiveness.	N/a	N/a	0 to +50

There are a number of other IFRS adjustments which are not individually significant and have not been itemised separately.

	Impact on 2004 Profit & Loss Account		Impact on 2005 Opening Reserves
	Statutory £m	Proforma £m	£m
Group Overall Impact	-20 to -40	-10 to -30	-25 to +25

Overall, the impact on the Group 2004 proforma profit and loss account is expected to be a reduction of pre-tax profit of between £10m and £30m, less than 5% of total pre-tax profit. Earnings per share will be reduced by a similar proportion. The impact on opening reserves at 1 January 2005 is an estimated overall change of between plus and minus £25m, less than 5% of opening reserves.

Due to the different regulatory capital treatment for pensions, cashflow hedges and available for sale assets, the overall beneficial impact on regulatory capital of IFRS as at 1 January 2005 is estimated to be between £0m and £50m.

Financial Review

Risk management and control

As a result of its normal business activities, the Group is exposed to a variety of risks, the most significant of which are operational risk, credit risk, market risk and liquidity risk. The following table details the work of the main committees that have been established within the Group to manage these risks:-

Committee	Status	Main Responsibilities	Membership
Group Audit & Risk Committee (GARC)	Group Board sub-committee	Approval of the Group's overall risk management framework. Approval of policy for management of operational risk. Approval of the Group's internal control policies.	Non executive Group Board Directors only. However, executive Board Directors and other senior managers attend.
Group Credit Policy Committee (GCPC)	Group Board sub-committee	Approval of policy for the management of credit, market and liquidity risks.	Executive and non-executive Group Board Directors and other senior managers.
Group Assets and Liability Committee (ALCO).	Management committee	Monitoring market and liquidity risks and recommending policy in these areas to GCPC.	Executive Group Board Directors and other senior managers.

Operational risk

Operational risk is defined as 'the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events'. Within the Group operational risk is sub- categorised by type such as criminal, legal, systems failure and personnel risk.

The Group monitors its operational risks through a variety of techniques. These include the six monthly Group internal control certification by senior management undertaken across all the Group's business areas. This process includes an operational risk self-assessment schedule which sets out both likelihood and financial impact of operational risk exposures. Output from the self assessment process is used to calculate unexpected loss and economic capital for operational risk. Also the Group Board is presented with a monthly dashboard assessing the extent of each of the Group's key operational risks. In addition the Group compiles and reports on actual operational loss events.

An independent operational risk function has the overall responsibility for establishing the framework within which operational risk is managed and for its consistent application across the Group. The framework is based on industry best practice and anticipated regulatory requirements. Day to day management of operational risk rests with line managers. It is managed through a combination of internal controls, processes and procedures and various risk mitigation techniques, including insurance and business continuity planning.

Credit risk

Credit risk is the risk of financial loss where counterparties are not able to meet their obligations as they fall due. The Group is firmly committed to the management of this risk in both its retail and wholesale lending activities.

The Group employs sophisticated credit scoring, behavioural scoring, underwriting and fraud detection techniques to support sound decision making and minimise losses in its lending activities. Behavioural scoring also operates within the personal account management and collections processes. A proactive approach to the control of bad and doubtful debts is maintained within the collections areas.

Experienced credit and risk functions operate within the Group, and are driven both by the recognised need to manage the potential and actual risks, and also by the need to continually develop new processes to ensure sound decisions into the future. In this way, any variations in risk from market, economic or competitive changes are identified and the appropriate controls developed and put in place.

Comprehensive management information on movement and performance within the various personal and wholesale portfolios ensure that credit risk is effectively controlled and trends identified prior to any potential impact on performance. Group performance is also measured against the industry, where appropriate, to ensure debt default levels remain below that of the industry average. This management information is distributed widely across the Group and monitored within tight boundaries at Board and credit policy committees.

Policy statements covering, amongst other things, criteria to be used in considering limits on counterparties and countries, are reviewed at least annually by the GCPC. Authorised limits on a counterparty are determined following rigorous analysis giving due consideration to both internal and external credit ratings.

Market risk

Market risk is the potential adverse change in Group income or the value of Group net worth arising from movements in interest rates, exchange rates or other market prices. Market risk exists to some extent in all the Group's businesses. The Group recognises that the effective management of market risk is essential to the maintenance of stable earnings and the preservation of shareholder value.

The Group's exposure to market risk is governed by a policy approved by the GCPC. This policy sets out the nature of risk which may be taken and aggregate risk limits. Based on these aggregate limits, the ALCO assigns risk limits to all Group businesses and monitors compliance with these limits. Each business has its own market risk policy which is approved by the ALCO. At each meeting the ALCO reviews reports showing the Group's exposure to market and liquidity risks.

The Group has established a transfer pricing system with the intention of transferring materially all of the market risks that arise in the various Group businesses to Group Treasury. Most of the Group's market risk is transferred to Group Treasury by way of appropriate hedging arrangements. Group Treasury plays a pivotal role in managing the Group's market risk. Group Treasury acts as a 'Risk Clearing House', managing these risks within its own limits, and seeks to take advantage of natural hedges within the Group's businesses.

Market risk is measured and reported using a variety of techniques, according to the appropriateness of the technique to the exposure concerned. The techniques used include interest rate gap analysis, basis point value analysis, scenario analysis and value at risk.

Interest rate risk
Interest rate risk is the most significant market risk to which the Group is exposed. This risk mainly arises from mismatches between the re-pricing dates of the interest bearing assets and liabilities on the Group's balance sheet, and from the investment profile of the Group's reserves and other net non-interest bearing liabilities.

Outside of Group Treasury, interest rate risk primarily arises in the Group's mortgage, savings, personal and commercial loans and leasing businesses. The exposure in these portfolios is hedged with Group Treasury using interest rate swaps and other appropriate instruments.

Net non-interest bearing liabilities comprise mainly interest-free personal and corporate current accounts and shareholders' funds, and totalled £4.7bn at 31 December 2004 (2003: £4.3bn). Wherever it decides to invest these funds, the Group is exposed to market risk – if the funds are invested short term net interest income will be very volatile but the market value of the assets will be relatively stable, whilst investing the funds longer term will achieve more stability in net interest income but at the expense of greater volatility in the market value of the assets. In balancing these two extremes the Group's objective is to minimise volatility in net interest income over the medium term.

A full interest rate repricing table is shown in Note 43 on Page 67.

Foreign exchange risk
The Group's policy is not to run material, speculative foreign exchange positions.

The Group offers foreign exchange services to customers through both Group Treasury and Alliance & Leicester Commercial Bank, and detailed limits and controls are established within those businesses to control the exposure. Alliance & Leicester Commercial Bank clears its positions with Group Treasury in accordance with the policy of transferring market risk positions to Group Treasury wherever possible.

As part of its normal operations Group Treasury raises and invests funds in currencies other than Sterling. The foreign exchange risks of these activities are hedged within Group Treasury's limits.

Equity risk
The Group markets equity related products to its customers, including guaranteed stock market bonds. The Group's policy is to have no material exposure to equity markets. The exposures arising from the Group's products are eliminated as far as is practicable by appropriate hedging contracts.

Liquidity risk
It is Group policy to ensure that sufficient liquid assets are at all times available to meet the Group's obligations including the withdrawal of customer deposits, the draw-down of customer facilities and growth in the balance sheet. The development and implementation of policy is the responsibility of the ALCO. The day to day management of liquidity is the responsibility of Group Treasury, which provides funding to and takes surplus funds from each of the Group's businesses as required.

Liquidity policy is approved by the GCPC and agreed with the Financial Services Authority. Limits on potential cashflow mismatches over defined time horizons are the principal basis of liquidity control. The size of the Group's holdings of readily realisable liquid assets is primarily driven by such potential outflows.

Derivatives
A derivative is an off balance sheet agreement which defines certain financial rights and obligations which are contractually linked to interest rates, exchange rates or other market prices. Derivatives are an efficient and cost effective means of managing market risk and limiting counterparty exposures and are an indispensable tool in treasury management. Derivatives are primarily used by the Group for balance sheet management purposes. However the bank also runs trading book positions in derivatives; details of the level of interest rate risk in the trading book are contained in Note 43 on page 68.

Types of derivatives and uses
The principal derivatives used in balance sheet risk management are interest rate swaps, forward rate agreements (FRAs), futures, interest rate options and foreign exchange contracts which are used to hedge balance sheet exposures arising from fixed and capped rate mortgage lending, personal and commercial loans, leasing arrangements, fixed rate savings products, funding and investment activities and foreign exchange services to customers.

The following table describes the significant activities undertaken by the Group, the related risks associated with such activities and the types of derivatives which are typically used in managing such risks. These risks may alternatively be managed using on balance sheet instruments or natural hedges that exist in the Group balance sheet.

Activity	Risk	Type of hedge
Fixed or capped rate lending	Sensitivity to increases in interest rates	Interest rate swaps and options and FRAs
Fixed rate savings products and fixed rate funding	Sensitivity to falls in interest rates	Interest rate swaps and options and FRAs
Equity linked investment products	Sensitivity to changes in equity indices and interest rates	Equity linked futures and options and interest rate swaps
Investment and funding in foreign currencies	Sensitivity to changes in foreign exchange rates	Foreign exchange contracts, cross-currency interest rate swaps
Customer foreign exchange business	Sensitivity to changes in foreign exchange rates	Foreign exchange contracts
Management of shareholders' funds and other net non-interest liabilities	Sensitivity to falls in interest rates	Interest rate swaps

Control of derivatives
With the exception of credit exposures, which are managed within policies approved by the GCPC, all limits over the use of derivatives are the responsibility of the ALCO.

All exchange traded instruments are subject to cash requirements under the standard margin arrangements applied by the individual exchanges and are not subject to significant credit risk. Other derivatives contracts are on an 'Over the Counter' basis with OECD financial institutions. The exposures arising from these contracts are shown in Note 43 to the Accounts on page 69.

Directors' Report

The directors have pleasure in presenting their report and the consolidated financial statements of Alliance & Leicester plc for the year ended 31 December 2004.

Principal Activities and Business Review
The principal activity of Alliance & Leicester plc and its subsidiaries is the provision of a comprehensive range of personal financial services. In addition, the Company's principal subsidiary, Alliance & Leicester Commercial Bank plc, provides a wide range of banking and financial services to business and public sector customers.

The Group's business during the year and future plans are reviewed on pages 2 to 20.

Results and Dividends
The profit on ordinary activities before tax for the year ended 31 December 2004 was £608.3m (2003: £524.7m).

An interim net dividend of 15.7 pence per share (2003: 14.3 pence per share) was paid on 11 October 2004.

The directors propose a final net dividend for the year of 32.6 pence per share (2003: 29.6 pence per share) to be paid on 9 May 2005.

Directors
The following persons were directors of the Company during the year:

Mr J R Windeler
Chairman

Mr M P S Barton
Deputy Chairman

Mr R A Pym
Group Chief Executive

Mr M J Allen

Mrs J V Barker

Mr R L Banks

Mr D J Bennett

The Hon D Brougham

Miss F A Cairncross
(to 31 December 2004)

Mr R M McTighe

Mr C S Rhodes

Mrs M Salmon
(from 1 July 2004)

Mr P J Stone
(to 30 September 2004)

Mr E J Watts

The names and brief biographies of the current directors are shown on pages 22 and 23. Messrs J R Windeler, M J Allen, M P S Barton and C S Rhodes will retire by rotation and, being eligible, will offer themselves for re-election at the forthcoming Annual General Meeting. Mrs M Salmon was appointed a Director on 1 July 2004 and will offer herself for election at the forthcoming Annual General Meeting.

Directors' Interests in Contracts
No director had a material interest at any time during the year in any contract of significance, other than a service contract (see page 30 of the Directors' Report on Remuneration) with the Company or any of its subsidiary undertakings.

Directors' Interests in Shares
Directors' interests in the shares of the Company and options to acquire shares are set out in the Directors' Remuneration Report on pages 28 to 34.

Substantial Shareholders
Shareholders with an interest in the issued ordinary share capital of the Company disclosed in accordance with Sections 198-208 of the Companies Act 1985 are shown in note 37 on page 62.

Corporate Governance
The Group's Statement of Corporate Governance is set out on pages 35 to 38.

Social Responsibilities
The Group's Corporate Social Responsibility Report is set out on pages 24 to 26.

Charitable and Political Donations
No donations were made to political parties. Charitable donations are disclosed in the Corporate and Social Responsibility Report on pages 24 to 26.

Staff
The Group's staff policies are set out under 'Our Workplace' on page 25.

Creditor Payment Policy
The Group's creditor payment policy is set out on page 25.

Authority to Purchase Shares
During the year, 17.6m shares of 50 pence each, representing a nominal value of £8.8m, were repurchased and cancelled, representing 3.95% of the Company's issued capital as at 31 December 2004. The aggregate consideration (including stamp duty) paid for the shares was £152.8m. The purpose of the share buyback programme was to reduce the equity tier 1 capital ratio to within our target range of 7.0%-7.5% by the end of 2004.

Capital efficiency remains a key financial objective and shareholder authority will again be sought, at the Annual General Meeting, for the Company to purchase in the market up to 44.6 million of its shares, representing some 10% of the issued share capital, in order to retain flexibility in managing the Company's capital requirements.

Auditors
A resolution re-appointing Deloitte & Touche LLP as the Company's auditors and authorising the Group Audit & Risk Committee to determine their remuneration will be proposed at the Annual General meeting.

On behalf of the Board

T S Lloyd
Group Secretary

24 February 2005

Board of Directors



John Windeler Aged 61
Chairman
Appointed to the Board of Alliance & Leicester plc in October 1996, John Windeler has extensive experience in international money and securities markets, formerly as Executive Vice President of Irving Trust Bank, Group Chief Financial Officer at the National Australia Bank and Chief Executive of that bank's UK insurance division. He is also a non-executive director of BMS Associates Limited and RM plc.



Peter Barton Aged 67
Deputy Chairman and Senior Independent Director
Appointed to the Board in May 1998, Peter Barton is a solicitor, investment banker and a Deputy Lieutenant of Greater London. His previous career in the financial services industry included 9 years with Lehman Brothers International and 4 years with Robert Fleming & Co. His other directorships include F&C US Smaller Companies plc and the Guinness Trust Group, of which he is Vice Chairman. He is also Chairman of Howard de Walden Estates Limited.



Richard Pym Aged 5[illegible]
Group Chief Executive
Appointed to the Board of Alliance & Leicester in September 1993 as Group Finance Director, Richard Pym became Managing Director, Retail Banking in 2001 and was appointed Group Chief Executive in 2002. A Chartered Accountant, his previous career was with Thomson McLintock & Co, British Gas plc, BAT Industries plc and The Burton Group plc. He became a non-executive director of Halfords plc in May 2004, and was a non-executive director of Selfridges plc from 1998 to 2003.



David Bennett Aged 42
Group Finance Director
Appointed to the Board in January 2000, David Bennett is responsible for financial accounting, planning and reporting, strategic planning, group property services and group risk. He has many years' experience in the financial sector, as Finance Director of Cheltenham & Gloucester plc and then as an Executive Director of the National Bank of New Zealand Ltd.



The Honourable David Brougham Aged 64
Non-Executive Director
Appointed to the Board in May 2000, David Brougham has served as Chairman of Chartered Trust plc and as an executive director at Standard Chartered, where he was on the Board from 1993 until 1998. He is a director at Hampden Holdings Limited.



Mike McTighe Aged 51
Non-Executive Director
Appointed to the Board in June 2000, Mike McTighe is currently a director of London Metals Exchange Holdings Ltd and Pace Micro Technology plc, and maintains a small portfolio of chairmanships of private equity backed companies. He was formerly Chairman & CEO of Carrier 1 International SA and before that Executive Director & Chief Executive, Global Operations of Cable & Wireless plc. Prior to these appointments, he spent 5 years with Philips of the Netherlands, 5 years with Motorola, and 10 years with GE.



Michael Allen Aged 67
Non-Executive Director
Appointed to the Board in January 2000, Michael Allen was President, Laundry and Cleaning Products, Procter & Gamble Europe, and Group Vice President of The Procter & Gamble Company, having held a number of senior management positions in the Group. He is Chairman of Fiske plc and until March 2004, was a non-executive director of Safeway plc.



Richard Banks Aged 53
Managing Director, Wholesale Banking
Appointed to the Board in February 1998, Richard Banks has responsibility for Wholesale Banking, including the Commercial Banking and Treasury businesses. He was previously Distribution Director, Retail Banking, having held a number of senior positions in Alliance & Leicester Commercial Bank plc (formerly Girobank plc) since he joined the Company in 1987.



Jane Barker Aged 55
Non-Executive Director
Appointed to the Board in January 2004, Jane Barker is a Chartered Accountant and Finance Director of Equitas Limited, the company set up to reinsure and run off the 1992 and prior years' non-life liabilities of Lloyd's of London Syndicates. She is also a member of the Council of the Open University and Chair of the Audit Committee of the Open University. Her previous roles have included being Finance Director of the London Stock Exchange.



Chris Rhodes Aged 41
Managing Director, Retail Banking
Appointed to the Board in June 2002, Chris Rhodes became Managing Director, Retail Banking in October 2003. He was previously the Group's Operations Director, and has held a number of senior positions with the Group since he joined in 1988, including Deputy Managing Director and Finance Director of Alliance & Leicester Commercial Bank plc (formerly Girobank plc).



Margaret Salmon Aged 57
Non-Executive Director
Appointed to the Board in July 2004, Margaret Salmon is a Fellow of the Institute of Personnel Development and a Non-Executive Director of Kingfisher plc. She is also Chairman of the Sector Skills Development Agency and a Director of the University for Industry. Her previous executive roles have included being Chief Executive, BBC Resources Ltd and Group Personnel Director of The Burton Group.



Jonathan Watts Aged 50
Non-Executive Director
Appointed to the Board in May 2000, Jonathan Watts is Deputy Chairman of Hutchison Network Services and a member of the Advisory Boards of Telegraph Hill Partners and Exony. Previously he was Managing Director of COLT Telecommunications, Europe's largest business telephony, data and internet company and held senior positions in the UK and overseas in a number of telecommunications and technology companies, including National Band Three Ltd, Aircall Holdings, Sintrom Plc, Datapoint Corp and Control Data Corp.

Corporate Social Responsibility

The following report contains extracts from our 2004 Corporate Social Responsibility (CSR) Report, the third annual report we have produced outlining our CSR-related activities and which is published on the Group's CSR website (www.alliance-leicester-csr.co.uk).

Our Marketplace

Access to products and services

We aim to provide our customers with simple and straightforward access to our products and services. Our branches operate across the whole of the UK, and our personal current account and card-based savings account customers, as well as our commercial customers, can also use around 15,000 Post Offices across the UK to deposit and withdraw cash. Each of our core Retail Banking products can be bought or serviced over the telephone or via the internet, and we have more than 500,000 customers using our internet banking package to service their current and savings accounts. We also have over 2,500 Alliance & Leicester ATM machines across the UK which provide our customers with free access to their money. Our customers can also withdraw money at over 50,000 LINK branded ATM machines.

We take considerable care to ensure good access to our products and services for all parts of the community. We have a Customer Disability Support Unit, dedicated to providing customers who have disabilities with the support necessary for them to operate their account. This includes aids for customers with visual or hearing impairments and those with special needs. We are a subscriber to the national disabled access register, DirectEnquiries, accessible via www.directenquiries.com. All of our branches are listed on the register, together with the facilities available to customers with additional needs.

Our new and refurbished branches are designed, wherever possible, to make them more convenient and accessible for our customers. We have over the past year invested over £1.5m in providing accessible services for our customers who have additional needs.

Treating customers fairly

The Board has recently approved a formal policy to show our commitment to the principle of treating customers fairly and to taking responsibility for embedding it in the culture of the Group. We have reviewed how we interact with customers at every stage in the product life cycle and for each stage specified key principles for how we will deliver the concept of treating customers fairly. We will continue to work with the Financial Services Authority to ensure that our practices are in line with industry best practice on this issue.

Business ethics

Our Key Business Principles can be found in the policies section of the Group's CSR website – www.alliance-leicester-csr.co.uk. These encapsulate the Group's business ethics and have been endorsed by the Board and communicated to our employees through the Group's intranet. Our core policies are regularly reviewed by the Directors and our Group Audit & Risk Committee has the responsibility of reviewing and approving them.

Responsible and ethical lending

Alliance & Leicester is both an ethical and a responsible lender.

When lending money to customers we aim to ensure that they understand the product they are buying and can afford to repay the amount borrowed. Our lending processes comply with a wide number of regulatory standards and industry codes of practice and we also work closely with the police and other relevant agencies to ensure that we do not facilitate fraudulent or illegal activities.

Although all lending applications are considered in their own right, there are some sectors in which we do not operate. As part of our lending strategy we do not offer self-certified mortgages, participate in financing Sovereign debt to Third World countries, provide funding for the tobacco manufacturing industry, knowingly support customers whose business activities give rise to exploitation of children or minority groups, lend to any individual or business whose activities could lead to reputational damage to Alliance & Leicester, lend to any individual that we know to have an unspent criminal conviction, or lend to any individual entitled to claim diplomatic immunity. We do not invest directly in corporate bonds, emerging markets, venture capital or hedge funds.

All of our personal customer loan applications are credit scored, a well proven method of determining an individual's ability to repay. Credit scoring takes into account the customers' details as submitted in their application forms as well as an independent review of the customer's payment behaviour from credit reference agencies. In addition, all applications must pass an affordability test which takes into account a number of elements of a person's outgoings, including the servicing costs of the customer's outstanding loans and mortgages.

As a result of our responsible approach and rigorous underwriting processes, our book has a lower level of arrears than the industry average for both the mortgage and personal unsecured loan sectors.

It is not easy to tell customers that we will not lend to them because we believe they may not be able to afford to repay the loan. It is, however, in the interests of our customers and our shareholders that we take this responsible approach. We believe it is better to have a difficult conversation before advancing a loan than have to repossess a property at a later date.

As part of our sales process we offer all our mortgage and unsecured loan customers the opportunity to buy credit protection insurance products. These products cover a customer's monthly loan repayments for a specified period of time should certain events occur. We seek to fully inform our customers of the terms and conditions relating to our payment protection insurance to ensure that it best meets their needs. We also offer a 30 day 'cooling off' period to enable our customers to change their mind should they wish to do so.

In our Retail Banking business, there will inevitably be some customers who do experience difficulties in repaying their loans. We treat these customers sympathetically. We also support a number of external organisations who are able to provide independent advice to these customers and help them resolve their repayment problems. We support the Money Advice Trust and Citizens Advice Bureau and also direct customers who are experiencing difficulties towards Payplan and the Consumer Credit Counselling Service (CCCS), two organisations who specialise in managing debt repayment difficulties. The Group has supported these latter two organisations with donations of over £250,000 over the past two years, and has also committed further financial support to the Citizens Advice Bureau and Money Advice Trust for their 'Towards a National Support Service for Money Advisers' project.

We do not manufacture life assurance or long term investment products. These are provided for our customers by Legal & General, who have their own socially responsible investment guidelines. Similarly, Alliance & Leicester branded credit cards are provided by MBNA who are the world's largest independent credit card provider. MBNA is an ethical company that invests its money responsibly.

Within our Commercial Banking business, our lending decisions are based upon a thorough individual customer assessment, including the use of credit scoring techniques for smaller business banking customers. In reaching a decision we also recognise our wider duty to act as a lender of integrity, having due regard to our wider responsibilities to society, the communities we serve and to customers, shareholders and employees.

Creditor payment policy
We continue to be a signatory of the DTI's Better Payment Practice Code, details of which can be found at www.payontime.co.uk. Our policy is to agree the terms of payment at the start of business with a supplier, ensure suppliers are aware of the payment terms, and pay in accordance with any contractual and other legal obligations.

Trade creditors of the company for the year ended 31 December 2004 were 29 days (2003: 29 days), based on the ratio of company trade creditors at the end of the year to the amounts invoiced during the year by trade creditors.

Our Workplace
Responsibility for all employee related matters, including health and safety, rests with the Group's Director of Group Human Resources, who reports to the Group Chief Executive. We believe in providing appropriate levels of reward and recognition for our employees. In addition to basic remuneration, we also provide bonus schemes and a number of schemes aimed at recognising and rewarding excellent customer service. All our staff have the ability to share in the success of the Company through a range of share schemes and well over 90% of employees are shareholders in the company.

Diversity and equal opportunities
We are committed to equality of opportunity for all our employees. We will not condone discrimination on the grounds of sex, race or national origin, colour, religious belief, disability (mental or physical), marital status, age or sexual orientation. We have an equal opportunities policy, agreed with our trade unions.

We already operate a number of diversity forums, including a Women in Business programme, together with a joint Equal Opportunities and Disability Forum with our trade unions, which provides support and guidance on diversity issues. In 2004 an 'Equal Opportunities and You' booklet was distributed to all employees, containing information on equal opportunities issues.

Learning and development
We are keen to provide our employees with a range of training and development courses to ensure they have the knowledge and skills necessary to carry out their responsibilities effectively, and to fulfil their career potential within the business.

During 2004 we have spent £4m to support improved staff performance. This equates to an average spend per employee of £500. On average, staff will complete 3 days of development per year, 95% of which will be workshop based, the remainder 'on the job', including e-learning.

During 2004, the Financial Services Authority introduced new regulations on the conduct of mortgage business. A major training exercise was undertaken, with the Group's staff being trained in these new rules and sales processes. To deliver this amount of training in the short period available without causing significant disruption to the business, a series of e-learning packages for each of the regulations were developed and made available to staff via the Group intranet.

Health & safety
It is our policy to provide a safe and healthy working environment for our staff, our customers and our contractors. Although financial sector employment is generally regarded as low risk, every occupation involves its own hazards with the potential for injury, damage or loss.

Alliance & Leicester has a well established health and safety committee structure in place, which involves both management and trade union representatives.

Bullying and harassment
Alliance & Leicester has a robust policy against bullying and harassment, developed in partnership with our union colleagues.

Public interest disclosures
We are committed to ensuring that any suspicion of malpractice is reported and therefore encourage all employees to raise any genuine concerns about potential malpractice at the earliest practicable stage. The Group treats all such concerns very seriously. All staff initially report any concerns, in confidence, to the Director of Group Human Resources, the Group Secretary or the Head of Money Laundering.

Disciplinary policy
Alliance & Leicester has a formal disciplinary policy. The aim of the policy is to be corrective rather than punitive and it is in line with the ACAS Code of Practice on discipline at work. It sets reasonable standards of performance and behaviour and aims to ensure consistency and fairness of treatment of all employees when these standards are not met.

Grievance procedures
Alliance & Leicester has a formal grievance policy and procedure which is in line with ACAS guidelines and enables employees to raise a grievance or a dispute either individually or collectively.

Use of the grievance procedure is not recorded if it is dealt with at first line management level. We find this more informal approach works well. During 2004 there have been fewer than 10 grievances that have gone further than this first level.

Freedom of association and collective bargaining
The Group recognises the Communications Workers Union (CWU), Alliance & Leicester Group Union of Staff (ALGUS) and the Public and Commercial Services Union (PCS) for collective bargaining purposes.

We enjoy good relations with these recognised unions and endeavour to involve their representatives at all levels. For example, union representatives are invited to attend our regular senior management briefings.

Forced child labour
The Group's operations are all based in the British Isles and our products are aimed at UK-based customers, or expatriates. We are not involved in forced or child labour.

International human rights and indigenous rights
All of our operations are based in the British Isles, and all our products are aimed at UK-based customers or expatriates. In this context, human rights and indigenous rights issues are not material for the Group, nor does our behaviour significantly impact on such issues.

Our Community
Our Director of Corporate Communications, who reports directly to the Group Chief Executive, is responsible for community affairs.

During 2004 we have reviewed our community investment and charitable donations programmes and identified five key areas of focus: supporting our staff's efforts in raising money for charity through the Group's Matched Donation Scheme, supporting initiatives aimed at improving both local and national education, supporting organisations who help those who are experiencing financial difficulties, supporting charities and organisations within the local communities in which our staff live and work, and supporting organisations who aim to improve the links between businesses and the communities in which they operate.

During 2004, we again increased the amount of money invested in our local communities. Donations for charitable purposes amounted to £690,000, a 4% increase compared to 2003. In addition to these donations our corporate community investment programme has given support to a number of local organisations. In 2004 we have invested over £350,000 in local community events and programmes, an increase of 6% compared to 2003.

Our staff play a key role in our relationships with our local communities. The estimated value of our staff volunteering efforts, gifts in kind such as the use of office space, and other non-financial gifts to our local communities, amounted to a further £180,000 in 2004.

We also support our staff wishing to give donations to charities through payroll giving. In 2004 a total of £31,500 was donated to various charities through this scheme, which the Charity Aid Foundation manages on behalf of the Group. The administration costs of the scheme are met by the Group.

In 2004 our branches helped raise around £500,000 for a variety of charities.

A key element of our community investment programme is supporting charities and projects involved in improving the educational standards of young people and their general financial literacy.

Examples during 2004 include continuing to support our staff who volunteer to help primary children improve their reading through the Right to Read scheme, providing support to the Leicester Learning Zone, which is working with schools across the city of Leicester to raise education standards, and supporting the Hamilton Trust education charity by sponsoring their planning packs for newly qualified teachers. We have also continued to support the National Gallery's 'Take One Picture' educational web site – www.takeonepicture.org.

Our efforts in encouraging our staff to volunteer to be school governors were acknowledged during 2004 when we received a national award from the school governor recruitment campaign School Governors' One-Stop Shop.

During 2004 we launched a partnership with Soar Valley Community College in Leicester, donating £50,000 which enabled the school to gain Specialist School status in Maths and Computing, and access to over £1m of Government money over the next 8 years. We are currently working with Soar Valley to set up a number of initiatives through which our staff can play an active role in the development of the school.

Our Environment

Environmental best practice is, wherever reasonably practicable, incorporated into our decision making processes. We invest in environmentally friendly and sustainable products and services where it is practical to do so. Environmental risk is part of the Group's overall Risk Management Framework which is monitored by the Group Audit & Risk Committee.

The Group's environmental policy, which is applied consistently across the whole Group, is the responsibility of the Managing Director, Wholesale Banking, an executive director and member of the Board who is also responsible for the Group's Supply Chain Management department.

During 2004 we have developed and implemented an Environmental Management System (EMS), providing a framework to ensure that we maintain focus on the environmental stewardship of our buildings, working environment, and the activities of our employees and suppliers.

Alliance & Leicester's principal direct environmental impacts are through the buildings we operate, the staff working within them and the resources used by staff in their day to day work. The Group's environmental activity is, therefore, focused on the key areas of energy and water, transport, waste and pollution, and the working environment.

The Group complies with all legal and other environmental requirements and these are monitored through the appropriate responsible department. There has been no legal action incurred as a result of any environmental issues during 2004. We continue to be accredited under the Energy Efficiency Accreditation Scheme, run by the Institute of Energy and the National Energy Foundation. During 2004 we continued to enter Business in the Community's annual BiE environment index and saw our score improve for the third consecutive year.

The nature of the Group's business means that many of our environmental issues are focused on our buildings. We employ facilities management companies to ensure that our buildings are well maintained. We conduct environmental risk assessments at the feasibility design stage of any new office development and ensure that all major projects are assessed on the Building Research Establishment Environmental Assessment Method (BREEAM) to achieve a 'very good' rating as a minimum.

The Group's energy usage is reported monthly to the Group Board and our energy costs in 2004 represented less than 0.5% of the Group's overall operating costs.

During 2004, our usage of both gas and water has reduced compared to 2003. Our usage of electricity has risen primarily due to increased use of air conditioning in our main administration centres. Whilst the usage has increased this is all now supplied from renewable sources and hence carbon dioxide emissions have fallen.

Statutory Accounts

Contents

Directors' Remuneration Report

For the Year Ended 31 December 2004

This report has been prepared in accordance with Schedule 7A of the Companies Act 1985, which sets out the statutory requirements for disclosure on directors' remuneration and the Listing Rules issued by the Financial Services Authority.

Remuneration Committee

Role

The Remuneration Committee ("Committee") is responsible for determining the pay and benefits and contractual arrangements for the Chairman, executive directors and the Group Secretary, and for overseeing the Group's Share Schemes. The Committee also recommends and monitors the structure and levels of remuneration for senior managers throughout the Group. In fulfilling its role, the Committee develops and recommends to the Board remuneration strategies that drive performance and reward that performance appropriately. It operates under the delegated authority of the Board and its Terms of Reference are available to view on the Group's website – www.alliance-leicester-csr.co.uk.

It is committed to principles of accountability and transparency to ensure that remuneration arrangements demonstrate a clear link between reward and performance. In its work, the Committee considers fully the principles and provisions of the Combined Code on Corporate Governance.

Membership

The Committee comprises the following non-executive directors:

Mr M P S Barton
(Committee Chairman and senior independent non-executive director)

Mr M J Allen

The Hon. D Brougham

Mr R M McTighe

Mrs M Salmon (from 1 December 2004)

Miss F A Cairncross and Mr E J Watts were members of the Committee until 1 December 2004.

The Group Secretary, Mr T S Lloyd, acted as secretary to the Committee throughout 2004, and provided professional assistance to the Committee on governance issues.

Meetings

The directors' attendance at Committee meetings held during their period of membership and the number of meetings held during 2004 is set out on page 38. The Chairman, Mr J R Windeler, the Group Chief Executive, Mr R A Pym, and the Director of Human Resources, Ms F Rodford, are invited to attend the Committee meetings, except when the Committee discusses matters relating to their personal remuneration.

Advisers

The Committee used the services of Towers Perrin during the year to provide general remuneration advice and comparator information, and Mercer Human Resource Consulting ("Mercer") to advise specifically on pension related issues. With the agreement of the Committee, the Company's external auditor – Deloitte & Touche LLP – continues to provide specialist advice on the Group's Share Schemes. Mercer also act as actuaries and advisers to the Group's pension scheme and advise the Company on matters relating to its operation.

The Committee consults with the Chairman and Group Chief Executive, as appropriate, and is also supported by Ms F Rodford, the Director of Human Resources.

Remuneration Policy

The Board's remuneration policy remains to attract and retain high calibre executives, with individual rewards and incentives being aligned with the performance of the Group and with the interests of the shareholders. Remuneration for executive directors is intended to reward both individual and company performance measured against performance criteria that are relevant and realistic but also challenging, so that good performance is encouraged. Therefore, remuneration arrangements will continue to focus on incentive plans that encourage delivery of operating plans and shareholder value.

Also, under Committee guidelines, each executive director is required to build up over a period of five years and retain, whilst a director, a minimum holding of shares in the Company equivalent to his or her annual basic salary.

For 2005 and beyond, annual salary will continue to be set at levels not normally exceeding market median, whilst bonuses and long term incentive plans will reflect market upper quartile competitive levels and be based on achieving targets.

Proposed Changes to Long Term Incentives from 2005

Shareholder approval will be sought for the following proposed changes to the bonus and long term incentive arrangements for executive directors.

Proposed Structure

Target annual bonus level will be 75% of salary, capped at a maximum of 150% of salary. A bonus will be payable on achievement of corporate and individual performance targets and at the discretion of the Committee. There will be a requirement to take at least 25% of the bonus in the form of shares, deferred for 3 years, for any individual who has not yet met the shareholding guideline.

The share-matching element of the Deferred Bonus Scheme, which carries an absolute maximum benefit of 300% of salary, will be replaced with a long-term incentive plan. The new plan will provide for a maximum annual award of 200% of salary, but the annual award will normally be over shares to the value of 125% of annual salary. Vesting of the award will be subject to performance conditions. More detail of the new plan is set out under Long Term Incentive Schemes on page 30.

Existing Structure

Target annual bonus level is 60% of salary with a maximum potential bonus level of 200% of salary. A bonus will be payable on achievement of corporate and individual performance targets and at the discretion of the Committee. 25% of the bonus must be deferred into shares and each executive director has an entitlement to defer up to 100% of the bonus.

Any bonus that is deferred may be matched by the Company depending on the Company's relative Total Shareholder Return performance against a group of its retail banking peers. The maximum match available, for upper quartile achievement against this group, is 300% of the deferred amount.

It is intended to continue the policy of granting options on an annual basis, with a typical total exercise price of 150% of annual salary. Such options are only exercisable if the percentage growth in earnings per share ("EPS") exceeds the increase in the Retail Price Index ("RPI") by at least 9% over a three-year period. The facility of retesting the performance condition in the fourth or fifth year will cease. More detail on the options is set out on pages 29 and 30.

Performance Graph
The performance graph below shows the Company's performance in comparison with the FTSE 100 Index over the five years ended 31 December 2004. The FTSE Index was chosen as it is a broad equity market index consisting of companies of similar complexity and size to the Company.

TSR Performance:
Alliance & Leicester v FTSE 100, 01.01.2000 to 31.12.2004



150
130
110
90
70
50
'00
'01
'02
'03
'04
TSR = Total Shareholder Return, i.e. movement in share price plus reinvested dividends
Alliance & Leicester plc
FTSE 100

Remuneration for Executive Directors
The main components of the remuneration package for executive directors are:

Basic Salary
Basic salary for executive directors takes into account the role, responsibilities, performance and experience of the individual. This is normally reviewed annually unless responsibilities change. Salary levels are set against background information from independent advisers on salary levels for similar positions amongst a specific comparator group of financial organisations and with due regard to general salary trends within companies in the FTSE 100 Index, with individual salaries being then placed at a level that reflects the personal contribution and experience of each executive director. Details of salaries payable for 2004 are set out on page 31.

Annual Bonus
At the discretion of the Committee, executive directors are eligible to receive an annual performance bonus.

For 2004, bonuses were contingent on achievement of one-year performance targets set by the Committee. These comprise a mix of corporate targets (revenue growth, cost reduction, pre-tax profit and growth in EPS) and individual personal performance targets. The target annual bonus was 60% of salary with a maximum achievable bonus of 200%.

For 2005, bonuses will again be contingent on achievement of performance targets set by the Committee. These will combine corporate (pre-tax profit and return on equity) and individual performance targets. The bonus for on target performance will be 75% of salary, with a maximum of 150% of salary for exceptional performance.

In order to encourage executive directors to build up a significant personal stake in the Company, they have been required to receive one quarter of their annual bonus in the form of a deferred shares option award which the Company will match, under the 2004 bonus arrangements, if related performance criteria are achieved (see below under Long Term Incentive Scheme). Under the 2004 bonus arrangements, executive directors were able to voluntarily defer up to 100% of their annual bonus (to a maximum of 100% of salary) for this purpose.

For 2005 and beyond, it is proposed that the requirement to take at least one quarter of the annual bonus in deferred shares will continue for any executive director who has not yet met the requirement to hold shares in the Company, equivalent to his or her basic salary, but there will be no match of deferred shares by the Company.

The rights to deferred shares cannot normally be exercised for three years and lapse if not exercised within seven years. Deferred shares are not awarded within two years of an individual's 60th birthday.

Bonuses are discretionary and are non-pensionable.

There are share schemes for executive directors designed to align the interests of executive directors with those of shareholders.

Share Options
Each executive director is eligible for the grant of options under the Alliance & Leicester Approved and Unapproved Company Share Option Schemes. The price at which shares can be acquired on exercise of options is the market value of the shares on the day prior to the date of grant. Accordingly, the share price has to rise above the price at which the option is granted before an executive director can benefit.

The aggregate value of new shares, for which options to subscribe may be granted to each executive director in any year, cannot normally exceed a maximum total annual award of two times basic salary, with a power for the Committee to increase this up to four times basic salary if it considers that this is warranted in exceptional circumstances.

The value of shares subject to option grants has typically been up to one and a half times basic salary (two times for new appointments), with the grants being made in two tranches following the final and interim results. Options cannot normally be exercised for three years from the date of grant. The performance condition applied to grants is that options are exercisable if the percentage growth in EPS exceeds the increase in the RPI by at least 9% over that three year period (grants, prior to 2002, have used a percentage between 6% and 9%). The Committee reviews this condition before each new grant paying due regard to market practice. The Committee considers this performance condition to be suitable and appropriate as a means of focusing executive directors on generating earnings growth and accords with market practice. No options are awarded within two years of an individual's 60th birthday.

Options normally vest after three years subject to attainment of the relevant performance conditions. Provisions previously existed for the retesting of performance after year 4 and year 5, calculated from the base grant year and based on percentage growth in EPS exceeding the increase in RPI by at least 12% (year 4) or 15% (year 5). No re-testing of performance will take place for grants made in 2005 and thereafter. Options granted prior to 2002 are subject to performance conditions that may be measured over any three-year period, within the term of the option.

Under the rules of the share option schemes, options are exercisable prior to the third anniversary of the date of grant where an option holder ceases to be employed by the Company by reason of death, injury, ill-health, disability, redundancy, retirement or transfer of the employing company outside the Group or at the discretion of the Committee in any other circumstances. Also, in these circumstances, any performance conditions attaching to the exercise of the options cease to apply.

Long Term Incentive Scheme
Deferred Bonus Scheme
Under the Alliance & Leicester Deferred Bonus Scheme, applicable

for 2004 and previous years but proposed to be replaced for 2005 and thereafter, the Company may match an award of deferred shares on the basis of up to three matched shares for each deferred share awarded. The maximum matched award is given for upper quartile performance in terms of Total Shareholder Return ("TSR") measured relative to a peer group of retail banks. TSR measures the change in value of a share and reinvested income over the period of measurement. The constituents of the peer group, excluding the Company, are:

Barclays Bank plc	Bradford & Bingley plc
HBOS plc	Lloyds TSB Group plc
Northern Rock plc	The Royal Bank of Scotland Group plc

These banks were chosen because they are all in the financial services sector and are broadly comparable in the range of activities undertaken. Awards only begin to vest when median performance relative to the peer group is achieved, with linear progression from one matching share at median performance up to three matching shares for upper quartile performance. The rights to matching shares cannot normally be exercised for three years, except in the circumstances set out below, and lapse if not exercised within seven years. TSR is considered by the Committee to be a suitable measure for this type of scheme, as it provides clear links with the creation of shareholder value. Further details are set out on page 34.

Under the Deferred Bonus Scheme, options may be exercised prior to the third anniversary of the date of grant where the executive director ceases to be employed by reason of death, injury, ill-health, disability, retirement or at the discretion of the Trustees to the Scheme (based on recommendations of the Committee) in any other circumstances. Performance conditions apply unless waived by the Committee and are normally subject to a three-year performance period, without re-testing.

Performance Share Plan

From 2005, it is proposed that the Deferred Bonus Scheme will be replaced by a new Performance Share Plan ("Plan"), under which the maximum annual award will normally be shares to the value of 125% of salary, with the Committee retaining discretionary flexibility to adjust this level up or down, having regard to the performance of the business and the individual. Any adjustment is likely to be in the range of plus or minus 25% of salary with an absolute maximum annual award of 200% of annual salary. The performance period will be 3 years with no re-testing. The performance test will be in 2 parts:

- The vesting of 50% of the award will depend on the performance of the Company's TSR relative to a peer group of retail banks initially consisting of the following:

Allied Irish Banks plc	Bank of Ireland Group
Barclays Bank plc	Bradford & Bingley plc
HBOS plc	HSBC plc
Lloyds TSB Group plc	Northern Rock plc
Standard Chartered plc	The Royal Bank of Scotland Group plc

- 30% of the award will be payable at median performance and maximum vesting will be for achieving upper quartile performance, with straight line interpolation between these points.
- The vesting of the other 50% of the award will depend on the Company's adjusted EPS growth relative to inflation over each performance period. Vesting will begin when the adjusted EPS growth equals RPI + 3% over the performance period and the award will fully vest at a growth of RPI + 8% over the performance period, with straight line interpolation between these points.

In the event of a change of control of the Group taking place, the Remuneration Committee, in its absolute discretion, will determine the extent to which an award may vest, having regard to the length of time that it has been held and the extent to which the performance targets have been satisfied.

If an individual leaves the Group, an unvested award will normally lapse. However, in exceptional circumstances (for example, as a result of retirement) the rules of the Plan allow awards to vest early at the discretion of the Remuneration Committee.

The shares required in connection with the Plan will be sourced from market purchase or, subject to the usual dilution limits, new issue or treasury shares.

None of these benefits will be pensionable.

Employee Share Schemes

Executive directors may also participate in the Company's existing Employee Share Schemes, including the Savings Related Share Option Scheme and the Company's Share Incentive Plan, on the same basis as all other employees. There are no performance conditions attached to these schemes.

Service Contracts

Executive directors have service contracts that continue until terminated by twelve months' notice (but which in any event terminate on their 60th birthday).

The contractual provisions state that, if the employment of an executive director is terminated by the Company for any reason (other than due cause) without twelve months' notice being given, the director is entitled to receive payment of twelve months' basic salary and pension benefits. In addition, the Committee, having regard to the individual director's performance for the period worked, may in its absolute discretion, award a cash bonus in respect of the period worked. Life insurance and medical insurance cover will be maintained for twelve months from the termination date. No such payments of salary and pension benefits, on termination by the Company, will exceed a payment based on the number of months from the date of termination of employment to the executive director's normal retirement date. There is no provision for receipt of additional compensation in the event of a change of control.

The executive directors may terminate their contracts of employment at any time by giving six months' prior notice.

Pensions

Executive directors are members of the Defined Benefit Section of the Alliance & Leicester Pension Scheme, which has a normal retirement age of 60.

The main features of the pension promise for executive directors, based on the standard terms of the Scheme, are:

(a) Pensions from age 60 of 1/60th of basic salary averaged over the last twelve months prior to retirement for each year of pensionable service.

(b) A cash benefit on death in service of 4x annual rate of basic salary at date of death.

(c) Pensions payable in the event of ill-health.

(d) Pensions for dependants on a member's death are generally equal to half the member's prospective retirement pension at 60 on death in service, or half the member's pension entitlement on death in retirement.

Member contributions are 5% of basic salary.

The following directors have special arrangements:

(a) Mr Pym and Mr Bennett are entitled to a pension of 2/3rd of their final pensionable salary on retirement at age 60 inclusive of retirement benefits from service at other organisations.

(b) Mr Pym is not required to contribute. Mr Bennett contributes 15% of the Earnings Cap.

There is an unfunded, unapproved pension arrangement to increase the pension and lump sum life assurance benefit to the level promised, where, because of Inland Revenue limitations (including those resulting from the Earnings Cap), these cannot be paid in total from the Scheme. Such arrangements apply to Mr Pym and Mr Bennett.

On retirement from service an executive director may, with the consent of the employer, draw his accrued pension from the Alliance & Leicester Pension Scheme at any time after his 50th birthday (subject to a reduction of 3% for each year by which retirement precedes his 60th birthday).

Pensions in payment are subject to contractual increases each April in line with the annual percentage rise in the RPI over the previous calendar year, subject to a maximum of 5%.

There are no discretionary practices that are taken into account in calculating transfer values on leaving service.

The Committee is reviewing the impact of the Pension Simplification regime that is due to come into effect from April 2006 and will complete the review during 2005.

Other Benefits
Executive directors are eligible for a range of benefits, which include the provision of a company car, payment of car operating expenses including fuel, concessionary mortgage facilities, life assurance and membership of a private medical insurance scheme.

Other Directorships
The Group is supportive of executive directors who wish to take one non-executive directorship with a publicly quoted company in order to broaden their experience. They are entitled to retain any fees they may receive. Mr R A Pym was appointed a non-executive director of Halfords plc on 17 May 2004. His fees for the period from 17 May 2004 to 31 December 2004 were £37,300.

Remuneration for the Chairman and Non-Executive Directors
The remuneration of the Chairman is determined by the Committee and that of the non-executive directors is determined by the Board as a whole, both in the light of recommendations by the Group Chief Executive, based on comparator information, and within the limits specified in the Articles of Association of the Company.

No non-executive director has an employment contract with the Company. On joining the Board, non-executive directors are issued with an appointment letter.

New non-executive directors are appointed for an initial period of two years, which may be renewed for one or more terms of two years. An example of a non-executive director's letter of appointment can be found on the Group's web site www.alliance-leicester-csr.co.uk.

Mr Windeler enjoys the benefit of non-exclusive use of a chauffeured car for business purposes.

Non-executive directors are encouraged to build up their shareholding to 5,000 shares. No options have been, or will be, granted to any non-executive directors in their capacity as non-executive directors of the Company.

Non-executive directors who are in full-time employment with a third party employer may elect to pay the whole or part of their fees to it. Payments in respect of Mr Stone's fees were made to his service company, and in respect of Mrs J V Barker are made to her employer.

There are no provisions for compensation being payable upon early termination of an appointment. The non-executive directors are not eligible for share options.

Details of appointment periods appear below:

	Date of current appointment or reappointment*	Expiry Date	Notice Period
J R Windeler	1 June 2002	1 June 2005	None
M J Allen	1 January 2005	1 January 2007	None
M P S Barton	13 May 2003	13 May 2005	None
The Hon D Brougham	8 May 2003	8 May 2005	None
R M McTighe	1 June 2003	1 June 2005	None
E J Watts	8 May 2003	8 May 2005	None
Mrs J V Barker	1 January 2004	1 January 2006	None
Mrs M Salmon	1 July 2004	1 July 2006	None

* which may follow earlier renewals

Audited Information
Directors' Remuneration
Year ended 31 December 2004

	Salaries/ Fees £000	Cash Bonus £000	Deferred Bonus(i) £000	Other Benefits £000	Total 2004 £000	Total 2003 £000
Executive Directors						
R A Pym	565	200	228	34	**1,027**	996
R L Banks	290	146	49	23	**508**	516
D J Bennett	353	144	48	10	**555**	597
C S Rhodes	325	130	43	2	**500**	523
Subtotal	1,533	620	368	69	**2,590**	2,632
Chairman						
J R Windeler	387	–	–	7	**394**	374
Non-Executive Directors						
M J Allen	52	–	–	2	**54**	50
J V Barker	52	–	–	–	**52**	–
M P S Barton	135	–	–	–	**135**	124
The Hon D Brougham	60	–	–	2	**62**	59
F A Cairncross (to 31.12.04)	52	–	–	–	**52**	50
R M McTighe	52	–	–	–	**52**	45
M Salmon (from 01.07.04)	26	–	–	–	**26**	–
P J Stone(ii) (to 30.9.04)	46	–	–	–	**46**	10
E J Watts	52	–	–	2	**54**	45
Subtotal	914	–	–	13	**927**	757
Total	2,447	620	368	82	**3,517**	3,389

Notes:

(i) Maximum aggregate market value at date of grant of deferred share options recommended by the Remuneration Committee to the Trustees of the Alliance & Leicester Share Ownership Trust (for award in February 2005) in accordance with the deferred bonus arrangements described on page 29 to 30. The options over these shares become exercisable after 3 years, if the director is still employed by the Company (or at the discretion of the Trustees, if he leaves the Group earlier). More details can be found on page 29 to 30.

(ii) Mr Stone's fees were paid to his company and include VAT.

Remuneration Report

Pension Entitlements

Director	J R Windeler	R L Banks	D J Bennett	R A Pym	C S Rhodes
Age attained at 31.12.04	61	53	42	55	41
Normal retirement age	60	60	60	60	60
	£	£	£	£	£
Amount of accrued pension £p.a. at 31.12.04	32,479*	84,193	51,501	225,339	85,317
(at 31.12.03)	(29,666)	(74,331)	(39,538)	(178,036)	(66,870)
Change in amount of accrued pension £p.a. to 31.12.04	2,813	9,862	11,963	47,303	18,447
(to 31.12.03)	(4,357)	(10,737)	(10,935)	(45,390)	(12,388)
Change in amount of accrued pension £ p.a. net of revaluation during year to 31.12.04	1,982	7,781	10,856	42,318	16,574
(to 31.12.03)	(3,930)	(9,656)	(10,449)	(43,135)	(11,462)
Directors contributions payable during year to 31.12.04 (C)	–	14,500	15,188	–	15,625
	£000's	£000's	£000's	£000's	£000's
Cash equivalent transfer value at 31.12.03 (A)	517	909	277	2,269	446
Cash equivalent transfer value at 31.12.04 (B)	566	1,154	432	3,303	683
Change in transfer value over year to 31.12.04 net of member contributions (B-A-C)	49	230	140	1,034	221

Details of terms and conditions associated with the above pensions are shown on pages 30 and 31.

Directors' Interests in Ordinary Shares

The beneficial interests of directors at the year-end in shares in Alliance & Leicester plc were:

Directors	Fully Paid Shares of 50p each ± As at 1.1.04 (or date of appointment if later)	As at 31.12.04–
M J Allen	500	**1,900**
R L Banks	25,468	**26,544**
J V Barker	1,500	**5,000**
M P S Barton	6,500	**6,500**
D J Bennett	17,367	**19,621**
The Hon D Brougham	5,000	**5,000**
F A Cairncross (to 31 December 2004)	12,714	**12,714**
R M McTighe	500	**500**
R A Pym	33,529	**33,783**
C S Rhodes	17,893	**18,147**
M Salmon (from 1 July 2004)	1,000	**1,000**
E J Watts	5,000	**5,000**
J R Windeler	107,809	**107,809**

± Directors' share interests include the interests of their spouses and infant children, as required by Section 328 of the Companies Act 1985.

– In addition to the beneficial interests in shares shown as at 31 December 2004, Mr R L Banks, Mr D J Bennett, Mr R A Pym and Mr C S Rhodes were each allocated 89 shares in the capital of the Company by the Share Incentive Plan Trustee on 28 January 2005. There were no other changes in the beneficial interests of the Directors in Company shares between 31 December 2004 and 12 February 2005.

Rights to Acquire Shares

In addition, the following directors have options to subscribe for shares of 50p each granted under the terms of the Alliance & Leicester Share Schemes:

	Number of Options						
		During the year					
Directors	As at 01.01.04 or at date of appointment if later	Granted	Exercised	As at 31.12.04	Exercise Price £	Market price on date of Exercise £	Exercise Period
R L Banks	5,628		5,628	0	5.33#	8.815	
	38,589			38,589	9.005*		6/3/01-5/3/05
	47,320			47,320	8.77*		17/6/02-16/6/06
	28,731			28,731	6.70*		23/2/04-22/2/08
	14,587			14,587	8.055*		23/7/04-22/7/11
	2,094			2,094	6.32≠		1/11/07-1/5/08
	14,038			14,038	8.37*		12/3/05-11/3/12
	17,924			17,924	7.95*		6/8/05-5/8/12
	25,844			25,844	7.545*		26/2/06-25/2/13
	25,582			25,582	8.795*		1/9/06-31/8/13
	–	20,930		20,930	8.60*		3/3/07-2/3/14
	–	28,776		28,776	8.34*		29/7/07-28/7/14
D J Bennett	3,420			3,420	8.77#		17/6/02-16/6/09
	42,189			42,189	8.77*		17/6/02-16/6/06
	36,567		36,567	0	6.70*	8.815	
	15,518			15,518	8.055*		23/7/04-22/7/11
	16,427			16,427	8.37*		12/3/05-11/3/12
	20,441			20,441	7.95*		6/8/05-5/8/12
	29,821			29,821	7.545*		26/2/06-25/2/13
	29,846			29,846	8.795*		1/9/06-31/8/13
	–	2,447		2,447	6.68≠		1/11/09-1/5/10
	–	28,343		28,343	8.60*		3/3/07-2/3/14
	–	34,622		34,622	8.34*		29/7/07-28/7/14

Directors	Number of Options: As at 01.01.04 or at date of appointment if later	During the year: Granted	During the year: Exercised	As at 31.12.04	Exercise Price £	Market price on date of Exercise £	Exercise Period
R A Pym	5,628			5,628	5.33#		23/4/00-22/4/07
	31,093			31,093	9.005*		6/3/01-5/3/05
	59,293			59,293	8.77*		17/6/02-16/6/06
	60,784			60,784	5.10*		17/2/03-16/2/07
	47,761			47,761	6.70*		23/2/04-22/2/08
	21,104			21,104	8.055*		23/7/04-22/7/11
	1,503			1,503	6.32≠		1/11/05-1/5/06
	22,700			22,700	8.37*		12/3/05-11/3/12
	32,704			32,704	7.95*		6/8/05-5/8/12
	44,731			44,731	7.545*		26/2/06-25/2/13
	51,165			51,165	8.795*		1/9/06-31/8/13
	–	45,784		45,784	8.60*		3/3/07-2/3/14
	–	60,701		60,701	8.34*		29/7/07-28/7/14
C S Rhodes	7,190			7,190	9.005*		6/3/01-5/3/05
	14,171			14,171	7.85*		4/3/02-3/3/06
	28,544			28,544	6.70*		23/2/04-22/2/08
	22,243			22,243	8.055*		23/7/04-22/7/08
	2,618			2,618	6.32≠		1/11/07-1/5/08
	3,584			3,584	8.37#		12/3/05-11/3/12
	5,885			5,885	8.37*		12/3/05-11/3/12
	20,219			20,219	7.95*		6/8/05-5/8/12
	23,856			23,856	7.545*		26/2/06-25/2/13
	23,877			23,877	8.795*		1/9/06-31/8/13
	–	26,162		26,162	8.60*		3/3/07-2/3/14
	–	31,474		31,474	8.34*		29/7/07-28/7/14

≠ Options granted under the Alliance & Leicester ShareSave Scheme
The following schemes are subject to performance conditions
Options granted under the Alliance & Leicester Approved Company Share Option Scheme
* Options granted under the Alliance & Leicester Unapproved Company Share Option Scheme

Gains on exercised options are disclosed in note 7 to the accounts.

On 31 December 2004 the market price of ordinary shares in Alliance & Leicester plc was £9.12p and the range during 2004 was £7.955p to £9.155p.

No options have expired unexercised during 2004.

Bonus Awards
The following table shows the directors' interests in deferred share options awarded under the deferred bonus scheme (but does not include those subject to award in February 2005 as described on page 31).

Director	Bonus Year		Value of award £	Market Value at date of grant £	No. of shares under Option	Exercise Price £	Exercise Period
R L Banks	1999	Deferred Shares	29,998	5.10	5,882*	Nil	17/2/03-17/2/07
	2000	Deferred Shares	60,000	6.70	8,955#	Nil	23/2/04-23/2/08
	2001	Deferred Shares	25,000	8.37	2,986#	Nil	12/3/05-12/3/09
	2002	Deferred Shares	88,200	7.545	11,689#	Nil	26/2/06-26/2/10
	2003	Deferred Shares	78,750	8.60	9,156#	Nil	3/3/07-2/3/11
D J Bennett	2001	Deferred Shares	30,000	8.37	3,584#	Nil	12/3/05-12/3/09
	2002	Deferred Shares	72,750	7.545	9,642#	Nil	26/2/06-26/2/10
	2003	Deferred Shares	65,000	8.60	7,558#	Nil	3/3/07-3/3/11
R A Pym	1998	Deferred Shares	26,040	8.77	2,969*	Nil	17/6/02-17/6/06
	1999	Deferred Shares	49,995	5.10	9,803*	Nil	17/2/03-17/2/07
	2000	Deferred Shares	92,000	6.70	13,731#	Nil	23/2/04-23/2/08
	2001	Deferred Shares	80,000	8.37	9,557#	Nil	12/3/05-12/3/09
	2002	Deferred Shares	168,750	7.545	22,365#	Nil	26/2/06-26/2/10
	2003	Deferred Shares	233,000	8.60	27,093#	Nil	3/3/07-2/3/11
C S Rhodes	2000	Deferred Shares	20,245	6.785	3,021^	Nil	15/3/04-15/3/08
	2000	Matched Shares	20,245	6.785	3,021^	Nil	15/3/04-15/3/08
	2001	Deferred Shares	14,525	8.37	1,735^	Nil	13/3/05-12/3/09
	2001	Matched Shares	14,525	8.37	1,735^	Nil	13/3/05-12/3/09
	2002	Deferred Shares	67,000	7.545	8,879#	Nil	26/2/06-26/2/10
	2003	Deferred Shares	62,500	8.60	7,267#	Nil	3/3/07-2/3/11

* In the case of the 1998 and 1999 bonus years, a maximum of up to two matching shares for each deferred share may be awarded subject to the Company's Total Shareholder Return (TSR) performance ranking greater than 50th percentile against the TSR performance of two comparator groups, namely the FTSE Retail Banks Index and the FTSE 100 Index (with application on a linear basis of between zero for 50th percentile performance and two matching shares for the top 25th percentile performance).

For the 2000 to 2003 bonus years (when a maximum of up to 3 matching shares for each share may be awarded) TSR performance is measured against the TSR performance of a single comparator group of retail banks (see page 30).

^ C S Rhodes' deferred and matching shares were awarded prior to his appointment as a Director of the Company. Only one matching share, which is not subject to a performance condition, may be awarded for each deferred share.

Long Term Incentive Scheme
The following table shows the directors' interests in matched share options awarded under the deferred bonus scheme (but does not include those subject to award in February 2005 as described on page 31). These figures represent the maximum potential award.

	Award date	Awards held at 1/1/04	Awards granted during the year	Vested during the year	Lapsed during the year	Awards held at 31/12/04	End of period when qualifying conditions must be met
R L Banks	17/2/00	–*				–*	31/12/02
	23/2/01	26,865#		26,865~		–	31/12/03
	12/3/02	8,958#				8,958#	31/12/04
	26/2/03	35,067#				35,067#	31/12/05
	3/3/04	–	27,468#			27,468#	31/12/06
D J Bennett	23/2/01	22,386#		22,386~		–	
	12/3/02	10,752#				10,752#	31/12/04
	26/2/03	28,926#				28,926#	31/12/05
	3/3/04	–	22,674#			22,674#	31/12/06
R A Pym	17/6/99	–*				–*	31/12/01
	17/2/00	–*				–*	31/12/02
	23/2/01	41,193~		41,193~		–	31/12/03
	12/3/02	28,671#				28,671#	31/12/04
	26/2/03	44,730#				44,730#	31/12/05
	3/3/04	–	81,279#			81,279#	31/12/06
C S Rhodes	26/2/03	23,856#				23,856#	31/12/05
	3/3/04	–	21,801#			21,801#	31/12/06

* An option over 1,734 shares vested For Mr R A Pym during 2002 and options over 31,370 shares (11,764 shares for Mr R L Banks and 19,606 shares for Mr R A Pym) vested during 2003. These options remain unexercised at 31 December 2004.

~ The market value of shares on date of grant was £6.63p. The market value on the date of options vesting was £8.81p, representing an aggregate gain of £89,801 for Mr R A Pym, an aggregate gain of £58,566 for Mr R L Banks and an aggregate gain of £48,801 for Mr D J Bennett. These options remain unexercised at 31 December 2004.

For the 2000 to 2003 bonus years (when a maximum of up to 3 matching shares for each share may be awarded) TSR performance is measured against the TSR performance of a single comparator group of retail banks (see page 30).

The exercise price for the matched share options is nil. There were no variations in terms and conditions of the Scheme during the year.
The market value of shares awarded on 3 March 2004 was £8.60p.

On behalf of the Board

M P S Barton
Chairman of the Remuneration Committee

24 February 2005

Statement of Corporate Governance

Principles of Corporate Governance
The Board recognises and fully supports the value of good corporate governance not only in the areas of accountability and risk management but also as a positive contribution to business prosperity. It believes that good corporate governance involves applying the principles and provisions, as set out in the Combined Code on Corporate Governance ("Code") issued by the Financial Reporting Council in July 2003, in a sensible and pragmatic fashion, having regard to the individual circumstances of the Group's business. The key objective is to enhance and protect shareholder value.

Compliance Statement
Throughout the year ended 31 December 2004 the Company has been in compliance with the provisions set out in Section 1 of the Code. How the Group has applied the principles, and complied with those provisions is summarised in this statement.

Directors
Board Structure
The Board comprises the Chairman, seven independent non-executive directors and four executive directors, who have the collective responsibility for ensuring that the affairs of the Company and its subsidiaries are managed competently and with integrity.

The Chairman is Mr J R Windeler. The senior independent non-executive director is the Deputy Chairman, Mr M P S Barton, and Mr R A Pym is Group Chief Executive. The names of the Directors in office at the date of this report and their biographical details are set out on pages 22 and 23.

The composition of the Board is kept under review, with the aim of ensuring that there is an appropriate balance of power and authority between executive and non-executive directors, and that the directors collectively possess the necessary skills and experience for properly directing the Group's business activities.

The non-executive directors constructively challenge the management team, and play a full part as members of the Board. They bring a diversity of business perspective and objectivity which complements the management expertise of their executive director colleagues. The Chairman and non-executive directors meet regularly without the executives present.

The Board has determined that all non-executive directors are independent and free from any material business or other relationship with the Group.

Newly appointed directors submit themselves for election by shareholders at the first General Meeting after their appointment and at least every three years thereafter. An induction programme provides an understanding of the Group and its strategy, products, markets and financial position, as well as the legal responsibilities of a director. All directors make regular visits to the Company's operational locations. The appointment of non-executive directors is documented in a letter, the standard terms of which are available from the Group website at www.alliance-leicester-csr.co.uk.

Operation of the Board
The Board determines the Group's strategic direction and objectives. There is a formal schedule of matters specifically reserved to the Board, including the setting of corporate objectives, major capital expenditure, annual budgets and significant changes to the Group's structure and product range.

The Group Chief Executive is empowered to approve any matter not reserved to the Group Board within agreed financial limits, and in turn delegates the operational and financial management of the business to the executive directors to achieve agreed budgets and objectives.

There are scheduled Board meetings every month to review operating, financial and risk performance, management performance against key targets and objectives, and internal control reports. The Board also receives presentations from individual business units.

Details of the number of Board and Committee meetings, and the attendance at those meetings, is set out on page 38.

Procedures are in place which allow directors to take independent professional advice in the course of their duties and all directors have access to the advice and services of the Group Secretary.

Board Committees
There are several Committees with specified terms of reference to assist the Board in the exercise of its responsibilities. The terms of reference for each of these Committees are available from the Group website at www.alliance-leicester-csr.co.uk.

Nomination Committee
The Nomination Committee comprising non-executive directors has the task of:

- evaluating the balance of skills, knowledge and experience required on the Board and the structure, size and composition of the Board and its Committees;
- recommending new appointments to the Board and reviewing re-appointments when they become due;
- annually reviewing the performance of and the time required from the non-executive directors and Board Committees;
- overseeing succession planning for the Board.

There is a formal succession and contingency plan in place for all Board and Committee appointments. One additional independent non-executive director, Mrs M Salmon, has been appointed to the Board with the specific objective of increasing the breadth of recent human resources and retail management experience.

A detailed candidate profile was prepared for this appointment and an external search consultancy retained to identify prospective candidates from which a short-list was presented to the Committee.

The Committee membership as at 24 February 2005 is:

Mr J R Windeler (Chairman)
Mr M J Allen
Mr M P S Barton
Mrs M Salmon (from 1 December 2004)
Mr E J Watts

Miss F A Cairncross and Mr R M McTighe resigned from the Committee on 1 December 2004.

Mrs D Henderson, Head of Board Office, is the secretary of the Nomination Committee.

Remuneration Committee
The Remuneration Committee comprising only non-executive directors is responsible, pursuant to a policy framework on executive remuneration agreed by the Board, for determining the pay and benefits and contractual arrangements for the Chairman, Executive Directors and the Group Secretary, and for overseeing the Group's Share Schemes. The Committee also monitors and makes recommendations for the structure and levels of remuneration for Senior Managers throughout the Group.

The Committee oversees the preparation of the Directors' Remuneration report which appears on pages 28 to 34.

The Committee membership as at 24 February 2005 is:

Mr M P S Barton (Chairman)
Mr M J Allen
The Hon. D Brougham
Mr R M McTighe
Mrs M Salmon (from 1 December 2004)

Miss F A Cairncross and Mr E J Watts resigned from the Committee on 1 December 2004.

Mr T S Lloyd, Group Secretary, is the Secretary of the Remuneration Committee.

Group Audit & Risk Committee
The Group Audit & Risk Committee supports the Board's Corporate Governance responsibilities, including risk management and compliance with the Code.

The duties of the Committee fall into these areas:

- Risk Management and Internal Control: the Committee reviews the effectiveness of the Group's systems of internal control and risk management and monitors compliance with regulatory requirements. To do this, the Committee reviews the annual Group Risk Plan and approves the annual Internal Audit and Compliance plans, which are based on thorough risk assessments of the full scope of the Group's business activities, and monitors progress against the plans. Each meeting of the Committee receives reports from the Director of Group Risk, Head of Group Internal Audit, the Head of Group Compliance and the Money Laundering Reporting Officer ("MLRO") regarding the state of risk management, internal control and compliance within the Group. The Committee also receives, on behalf of the Board, the annual report from the MLRO.
- Financial Reporting: the Committee's role is to review on behalf of the Board the Annual Report & Accounts and the Interim Results, the Management Representations and Summary Annual Report. The Committee focuses on reviewing any changes in accounting policy, major areas of judgement and estimates, and compliance with accounting principles and regulatory requirements.

The Committee membership as at 24 February 2005 is:

Mrs J V Barker* (Chairman from 1 January 2005)
Mr M P S Barton* (Chairman until 31 December 2004)
The Hon. D Brougham*
Mr R M McTighe
Mr E J Watts

Mr P J Stone resigned from the Committee on 30 September 2004.

* The Board considers that these non-executive members of the committee have recent and relevant financial experience.

Ms A Ward, Head of Group Internal Audit, is the Secretary of the Group Audit & Risk Committee.

The Group Chief Executive, and other Executive Directors, Director of Group Risk, Director of Accounting & Taxation, Group Secretary, Head of Group Internal Audit, Head of Group Compliance and a Partner from the external auditors normally attend meetings. Other Group Board members are also invited to all meetings. The Chairman of the Committee has independent access to both internal and external auditors, and to the Group's statutory regulator, the Financial Services Authority.

The Committee is also responsible for recommending the appointment and reappointment of the external auditors, the appropriateness of the audit fee and the engagement letter, ensuring that it has been updated to reflect changes in circumstances arising since the previous year, any questions of resignation or dismissal of external auditors and reviewing the effectiveness of the audit process. In compliance with the rotation requirements relating to audit engagement partners, there will be a change to the lead audit partner of our external auditors for the year ended 31 December 2005.

The Group has a formal policy for the engagement of its external auditors to supply non-audit services. The policy is designed to ensure that neither the nature of the service to be provided nor the level of reliance placed on the service could impair the objectivity of the external auditors' opinion on the Group's financial statements. The policy incorporates a comprehensive system for reporting to the Group Audit & Risk Committee and the fees payable to the external auditors for non-audit services. The policy is available from the Group website at www.alliance-leicester-csr.co.uk.

The Committee also reviews arrangements by which staff may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters.

The Committee recognises the importance of maintaining a sound system of internal control to safeguard shareholders' investments and the Group's assets. Further information on the systems of business control appears later in this Statement.

Other Committees
The Group Credit Policy Committee reviews all aspects of credit, liquidity and market risk, and the Group Assets and Liabilities Committee establishes strategies for, and monitors and controls, the levels of balance sheet risk including liquidity, funding and currency exposures across the Group, and the monitoring of interest rate refixing profiles. The Chairman's Committee is empowered to take urgent decisions between Board meetings and comprises the Chairman or a non-executive director, the Deputy Chairman or another non-executive director, and the Group Chief Executive or one other executive director.

Evaluation of Board Performance
The Board undertakes a formal and rigorous annual evaluation of its own performance. All Board directors are required to complete a detailed questionnaire which seeks to identify any areas in which improvements might be made to the information provided to the Board or to the conduct of its proceedings. The evaluation takes the form of a series of specific questions within general subject headings, using the guidance provided in the Code. The directors are required to score performance according to a scale, and give qualitative comments where appropriate. The Board subsequently discusses the results of the evaluation and uses the process to constructively improve the effectiveness of the Board by maximising the strengths and tackling any weaknesses.

Board Committees undertake an annual evaluation of their performance in the same way as the Board, and report their findings and any resulting recommendations to the Board.

Individual performance evaluations of the Chairman and of the non-executive directors takes place annually. All directors are required to score performance according to a scale, and give qualitative comments where appropriate. The evaluation results enable the Chairman to discuss with individual directors their particular contributions and commitment to the Group, and any development action that may be required. The Nomination Committee then receives the results of the individual evaluations to assist in its annual review of the performance and re-appointment of non-executive directors. The evaluation of the Chairman is reviewed by the senior independent non-executive director and the Board. In addition, the non-executive directors meet at least once a year under the guidance of the senior independent non-executive director to review the performance of the Chairman.

The Chairman is responsible for appraising the performance of the Group Chief Executive against objective criteria agreed by the Remuneration Committee prior to the commencement of any appraisal period. The Chairman presents the results of his appraisal to the Remuneration Committee for consideration and determination of remuneration.

The Group Chief Executive is responsible for appraising the performance of the other executive directors individually, against objective criteria agreed by the Remuneration Committee prior to the commencement of any appraisal period. The Group Chief Executive presents the results of these appraisals to the Remuneration Committee for consideration and determination of remuneration.

Remuneration
The Directors' Remuneration Report can be found on pages 28 to 34 and sets out the Group's remuneration policy, procedures and the remuneration of individual directors and related information.

Accountability and Audit
Internal Control
The Group Audit & Risk Committee has regularly reviewed the effectiveness of the Group's system of internal control for the year to 31 December 2004 on behalf of the Board, and has taken account of any material developments that may have taken place since the year end.

The Board is responsible for the Group's system of internal controls and for monitoring its effectiveness. The Group's business involves the identification, acceptance and mitigation of risk, and appropriate internal control systems have been implemented and embedded. These systems of internal control are designed to manage rather than eliminate the risk of failure to achieve business objectives, and provide reasonable assurance as to the effectiveness of the safeguards protecting the business against the risk of material error, loss or fraud, but it must be recognised that they cannot provide absolute assurance.

The directors are required by law to establish systems for the control of the conduct of the business in accordance with the Financial Services and Markets Act 2000 and to conduct the business with prudence and integrity, ensuring that there are adequate reserves and other capital resources and assets in liquid form for the protection of depositors.

There has been in place for the year under review and up to the date of this report a process of identifying, evaluating and managing the significant risks faced by the Group. This process is regularly reviewed by the Board and accords with the Turnbull Guidance for Directors on the Combined Code issued by the Institute of Chartered Accountants in England and Wales in September 1999.

The Board receives monthly reports from key executives identifying performance against budget, major business issues and the impact of the external business and economic environment on their areas of responsibility. The Board also receives minutes and reports from the Chairmen of the Group Audit & Risk Committee and the Group Credit Policy Committee. These Committees identify any significant issues relating to the adequacy of the Group's risk management policies and procedures across the full range of risk to which the Group is exposed.

The Board has delegated oversight of the Group's Internal Control Policy to the Group Audit & Risk Committee. Each regular meeting of this Committee receives a report identifying the effectiveness of internal control together with specific reports on major issues. An annual assessment of the effectiveness of internal control within the Group is submitted by the Head of Group Internal Audit to this Committee. The Board retains control over this area through the presentation of a regular Group Audit & Risk Committee 'activities' report together with the minutes of the Committee meetings.

The key features of the system of business control established by the Board are:

- A Group Internal Control Policy requiring senior management to identify major risks and monitor the effectiveness of internal controls through key performance indicators and certify to the Board on a twice yearly basis that they are effective. The operation of internal controls are subject to internal audit scrutiny and are reported via the Group Audit & Risk Committee.
- A well defined management structure with clear accountabilities and delegations.
- A system of executive management committees, including the Executive Directors Meeting, Group Executive Meeting, and the Executive Credit Committee. These committees enhance and support the oversight role of the Board.
- A planning and budget process that delivers detailed annual financial forecasts and targets for Board approval.
- Management information systems enabling the Board to receive comprehensive monthly analysis of financial and business performance including variance against budget.
- A Group Risk Management function with overarching responsibility for the monitoring and reporting of all major risks to which the Group is exposed, supported by specialist risk functions.
- An Internal Audit function to report to the Board on the effectiveness of key internal controls in relation to these major risks.
- A Compliance function to manage relationships with the Group's key regulators and to identify and control major compliance risks.
- The appointment of a Money Laundering Reporting Officer and the establishment and maintenance of anti-money laundering procedures and controls including training programmes for staff.
- Documented procedures and authority levels to ensure that risks involved in major projects are properly assessed and controlled.

The activities of the Group, including the systems of business control, are subject to supervision by the Financial Services Authority. The Group is required on a regular basis to submit detailed prudential and statistical returns covering all areas of its business and meets regularly with its supervisors, conducting the relationship in an open and constructive manner.

Going Concern
The directors confirm that they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Relations with Shareholders
The Company values dialogue with its institutional shareholders through meetings, presentations and results briefings.

The Board receives monthly updates on changes in the Company's institutional share register, together with details and feedback from any meetings held with shareholders. To ensure the directors are kept up to date on current external views they also receive copies of analyst research notes on the Company.

During the year the Company has undertaken surveys of both analyst and investor views on the Company. The Board is provided with a summary of the findings of these surveys, and has access to the full reports.

The Company's major institutional shareholders regularly meet with the Company's management. The Chairman and senior non-executive director attend results presentations, together with other non-executive directors who are able to do so. All institutional shareholders have the opportunity to request a meeting with the Chairman and non-executive directors via the Company's web site. The senior independent non-executive director is available to deal with the concerns of institutional shareholders that cannot be resolved through the normal channels of the Chairman or the Group Chief Executive.

All shareholders have the opportunity to meet the directors at the Annual General Meeting (AGM). The Company facilitates this by holding the AGM in the evening at the Company's Leicestershire head office, which is at the heart of its individual shareholder base.

The Company website provides investors and potential investors with information about the Company, share price information, annual and interim results, company announcements, investor presentations, group policies and terms of reference for its Board Committees. Additionally, shareholders are also able to put questions to the Company via the website.

Attendance at Board and Board Committee Meetings During the Year Ended 31 December 2004

	Group Board	Remuneration	Nomination	Group Audit & Risk
Total number of Meetings held in 2004	11	6	7	4
Mr J R Windeler, Chairman	11	–	7	–
Mr R A Pym, Group Chief Executive	11	–	–	–
Mr M P S Barton, Senior Independent Non-Executive director	11	6	7	4
Mr M J Allen, Non-Executive Director	11	4	7	–
Mr R L Banks, Executive Director	11	–	–	–
Mrs J V Barker	10	–	–	4
Mr D J Bennett, Executive Director	11	–	–	–
Mr D Brougham, Non-Executive Director	10	4	–	4
Miss F A Cairncross, Non-Executive Director (to 31 December 2004)	11	6	7	–
Mr R M McTighe, Non-Executive Director	10	5	7	1
Mrs M Salmon, Non-Executive Director (from 1 July 2004)	5	–	–	–
Mr C S Rhodes, Executive Director	11	–	–	–
Mr P J Stone, Non-Executive Director (to 30 September 2004)	7	–	–	3
Mr E J Watts, Non-Executive Director	10	5	7	4

Statement of Directors' Responsibilities

UK company law requires the directors to prepare financial accounts for each financial year which give a true and fair view of the state of affairs of the Company and Group as at the end of the financial year and of the profit or loss of the Group for that period. In preparing those financial accounts, the directors are required to:

- select appropriate accounting policies and apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and
- prepare financial accounts on the going concern basis unless it is inappropriate to assume the Group will continue to be in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Independent Auditors' Report to the Members of Alliance & Leicester plc

We have audited the financial statements of Alliance & Leicester plc for the year ended 31 December 2004 which comprise the consolidated profit and loss account, the balance sheets, the consolidated cash flow statement, the reconciliation of movements in shareholders' funds, the statement of accounting policies and the related notes 1 to 45. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

As described in the statement of directors' responsibilities, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report including the directors' remuneration report. Our responsibility is to audit the financial statements and the part of the directors' remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the Annual Report for the above year as described in the contents section including the unaudited part of the directors' remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of Audit Opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report described as having been audited.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2004 and of the profit of the Group for the year then ended; and
- the financial statements and part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Birmingham

24 February 2005

Consolidated Profit and Loss Account

For the year ended 31 December 2004	Notes	Continuing Operations 2004 £m	2003 £m
Interest receivable:			
Interest receivable and similar income arising from debt securities		**329.4**	304.0
Other interest receivable and similar income		**1,981.6**	1,565.3
Interest payable		**(1,601.9)**	(1,131.4)
Net interest income		**709.1**	737.9
Fees and commissions receivable		**572.2**	563.0
Fees and commissions payable		**(66.8)**	(112.4)
Other operating income	2	**186.1**	184.6
Total non-interest income		**691.5**	635.2
Operating income		**1,400.6**	1,373.1
Administrative expenses:			
Core administrative expenses and strategic investment		**(674.8)**	(696.1)
Exceptional costs arising from rationalisation of branch network		**(9.0)**	–
	3	**(683.8)**	(696.1)
Depreciation and amortisation:			
On fixed assets excluding operating lease assets		(30.9)	(35.4)
On operating lease assets		(70.5)	(56.2)
		(101.4)	(91.6)
Provisions for bad and doubtful debts	18	**(59.1)**	(60.7)
Operating profit		**556.3**	524.7
Profit on disposal of group operations	4	**52.0**	–
Profit on ordinary activities before tax		**608.3**	524.7
Tax on profit on ordinary activities	9	**(168.1)**	(145.5)
Profit on ordinary activities after tax		**440.2**	379.2
Minority interests – non-equity		**(2.1)**	(1.2)
Profit attributable to the shareholders of Alliance & Leicester plc	10	**438.1**	378.0
Dividends	11	**(216.7)**	(206.1)
Retained profit for the year	38	**221.4**	171.9
Basic earnings per ordinary share	12	**95.8p**	79.0p
Underlying basic earnings per ordinary share	12	**88.2p**	79.0p
Diluted earnings per ordinary share	12	**95.4p**	78.5p

There are no recognised gains and losses in either the current or previous financial year other than the profit for the financial year.

In both the current and preceding year the Group had no material acquisitions or discontinued operations.

There is no difference, in the current or preceding year, between the consolidated profit and loss account as reported and the profit and loss account which would have been reported on an unmodified historical cost basis.

Consolidated Balance Sheet

As at 31 December 2004	Notes	2004 £m	2003 £m
Assets			
Cash and balances at central banks		536.3	494.0
Treasury bills and other eligible bills	13	–	117.0
Loans and advances to banks	14	1,724.4	3,186.7
Items in the course of collection from other banks		116.4	125.0
Loans and advances to customers	15	33,470.2	29,798.9
Securitised assets	16	97.4	130.0
Less: non-recourse finance	16	(95.2)	(127.3)
		33,472.4	29,801.6
Net investment in finance leases and hire purchase contracts	17	2,106.4	1,975.8
Debt securities	19	10,523.6	11,491.5
Intangible fixed assets	21	2.5	3.0
Tangible fixed assets	22	277.5	280.9
Operating lease assets	23	377.6	374.7
Other assets	24	93.9	171.5
Prepayments and accrued income	25	735.8	402.7
Total assets		49,966.8	48,424.4
Liabilities			
Deposits by banks	26	4,548.5	5,040.2
Items in the course of transmission to other banks		199.4	214.9
Customer accounts	27	24,755.6	24,239.2
Debt securities in issue	28	15,747.3	14,853.7
Other liabilities	29	580.6	466.7
Accruals and deferred income	30	938.7	859.8
Provisions for liabilities and charges	31	306.2	240.9
Subordinated liabilities	34	812.7	812.1
Non-equity tier 1	35	297.2	–
		48,186.2	46,727.5
Minority interests – non-equity	36	4.8	2.7
Called up share capital	37	223.2	231.1
Share premium account	38	66.7	54.7
Capital redemption reserve	38	72.7	63.8
Profit and loss account	38	1,413.2	1,344.6
Shareholders' funds (equity)		1,775.8	1,694.2
Total liabilities		49,966.8	48,424.4
Memorandum items			
Contingent liabilities	41	154.3	205.2
Commitments	41	612.4	451.6

Approved by the Board of directors on 24 February 2005 and signed on its behalf by:

R A Pym Group Chief Executive

D J Bennett Group Finance Director

Company Balance Sheet

As at 31 December 2004	Notes	2004 £m	2003 £m
Assets			
Cash and balances at central banks		52.3	57.7
Treasury bills and other eligible bills	13	–	117.0
Loans and advances to banks	14	2,122.1	3,292.6
Loans and advances to customers	15	34,739.8	31,232.2
Securitised assets	16	97.4	130.0
Less: non-recourse finance	16	(95.2)	(127.3)
		34,742.0	31,234.9
Debt securities	19	9,811.6	10,354.4
Shares in group undertakings	20	739.1	709.1
Tangible fixed assets	22	164.9	170.5
Other assets	24	109.0	246.7
Prepayments and accrued income	25	543.4	365.7
Total assets		48,284.4	46,548.6
Liabilities			
Deposits by banks	26	7,395.3	7,480.8
Customer accounts	27	21,391.2	20,853.5
Debt securities in issue	28	15,733.6	14,828.9
Other liabilities	29	565.5	556.0
Accruals and deferred income	30	966.8	765.2
Provisions for liabilities and charges	31	28.4	20.9
Subordinated liabilities	34	812.7	812.1
Non-equity tier 1	35	297.2	–
		47,190.7	45,317.4
Called up share capital	37	223.2	231.1
Share premium account	38	66.7	54.7
Capital redemption reserve	38	72.7	63.8
Profit and loss account	38	731.1	881.6
Shareholders' funds (equity)		1,093.7	1,231.2
Total liabilities		48,284.4	46,548.6
Memorandum items			
Contingent liabilities	41	25.0	25.0
Commitments	41	56.5	114.1

Approved by the Board of directors on 24 February 2005 and signed on its behalf by:

R A Pym Group Chief Executive

D J Bennett Group Finance Director

Reconciliation of Movements in Shareholders' Funds

For the year ended 31 December 2004	2004 £m	2003 £m
Group profit attributable to the shareholders of Alliance & Leicester plc	438.1	378.0
Dividends	(216.7)	(206.1)
Retained profit for the financial year	221.4	171.9
New shares issued	1.0	1.4
Repurchase of share capital	(152.8)	(215.1)
Share premium on issue of shares under option	12.0	16.2
Net increase /(decrease) in shareholders' funds	81.6	(25.6)
Opening shareholders' funds	1,694.2	1,719.8
Closing shareholders' funds	1,775.8	1,694.2

Consolidated Cash Flow Statement

For the year ended 31 December 2004	Notes	2004 £m	2003 £m
Net cash (outflow)/inflow from operating activities	44	(441.4)	2,620.5
Returns on investments and servicing of finance:			
Interest paid on loan capital		(60.1)	(41.9)
Taxation		(70.9)	(92.7)
Capital expenditure and financial investment:			
Purchase of investment securities		(3,565.5)	(8,517.6)
Sale and maturity of investment securities		4,401.8	6,656.8
Purchase of tangible fixed assets		(141.5)	(145.0)
Sale of tangible fixed assets		51.1	41.6
Net cash inflow/(outflow) from capital expenditure and financial investment		745.9	(1,964.2)
Acquisitions and disposals:			
Sale of merchant acquiring business		83.5	–
Sale of credit card accounts		3.3	–
Disposal of investment in subsidiaries		2.3	55.7
Other acquisitions and disposals		(0.7)	(1.3)
Equity dividends paid		(208.0)	(199.0)
Net cash inflow before financing		53.9	377.1
Financing:			
Proceeds from issue of ordinary share capital		13.0	17.6
Repurchase of share capital	44	(152.8)	(215.1)
Issue of loan capital		300.0	201.8
Increase in cash	44	214.1	381.4

Notes to the Accounts

1 Principal accounting policies

Basis of presentation

The consolidated accounts are prepared in accordance with the special provisions of Part VII, Chapter II of the Companies Act 1985 applicable to banking companies and banking groups.

Accounting convention

The Group prepares its accounts under the historical cost convention, except for the revaluation of securities used in trading activities, and in accordance with applicable UK law and accounting standards.

Basis of consolidation

The Group accounts consolidate the accounts of the bank and all its subsidiaries at the end of the year. Where subsidiaries are acquired during the year, their results are included in the Group accounts from the date of acquisition.

In accordance with FRS 9 'Associates and Joint Ventures', investments in joint arrangements that are not entities are included in the group financial statements through the recognition of the group's share of the assets, liabilities and cashflows arising from the arrangement.

Statements of Recommended Practice (SORPs)

The accounts have been prepared in accordance with British Bankers' Association SORPs on Advances, Securities, Derivatives, Contingent Liabilities and Segmental Reporting by Banks, and the Finance & Leasing Association SORP 'Accounting issues in the asset finance and leasing industry'.

Investments in subsidiaries

Investments in subsidiaries are recorded in the Company balance sheet at cost, less any provision for impairment.

Goodwill

In accordance with FRS 10 'Goodwill and Intangible Assets', goodwill arising on the acquisition of subsidiary companies, which is represented by the excess of fair value of the purchase consideration over the fair value of assets acquired, is capitalised and shown as an asset in the balance sheet and subsequently amortised over a period of between 3 and 10 years on a straight line basis as a charge to the profit and loss account. Negative goodwill is amortised over a period of 3 years. Goodwill written off to reserves before the adoption of FRS 10 amounts to £42.2m. This would be charged to the profit and loss account in the event of the disposal of the relevant business.

Deferred taxation

Deferred tax is provided using the full provision method in accordance with FRS 19 'Deferred Tax'. Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date. Provision is calculated at rates expected to be applicable when the liability or asset crystallises. Deferred tax is provided on a non-discounted basis.

Fixed assets and depreciation

The cost of additions and major alterations to office premises, plant, fixtures, equipment and motor vehicles is capitalised. The cost of fixed assets less estimated residual value is written off on a straight line basis over their estimated useful lives as follows:

Freehold buildings	40 to 75 years
Leasehold buildings	over the remainder of the lease up to 75 years
Fixtures and major alterations	10 to 15 years
Equipment and motor vehicles	3 to 9 years

No depreciation is provided on freehold land or assets in the course of construction.

Software development costs are capitalised where they meet the criteria set out in FRS 15 'Tangible Fixed Assets'. Capitalised costs are amortised on a straight line basis over the useful economic life of the software, normally between 1 and 5 years. Due to the rate of current technological change in respect of existing projects, this policy is currently materially the same as the policy of immediate write-off.

Operating lease assets

Assets acquired for the purpose of renting out under operating lease agreements are capitalised and depreciation is provided at rates calculated to write off the cost of the assets, less estimated residual value, over their useful lives using methods which allocate depreciation charges on a systematic basis to the periods which are expected to benefit from their use.

Finance and rental agreements

The minimum lease payments receivable from finance lease and other finance agreements, less appropriate future income arising from finance charges, are included in net investment in finance leases and hire purchase contracts.

Gross earnings on finance and rental agreements comprise the income component of repayments, after recognising sufficient income to cover initial direct costs, which are credited to the profit and loss account using methods which produce an approximate constant rate of return on the net cash investment.

Operating lease agreements

Rentals under operating leases are charged to administrative expenses on a straight line basis.

Finance lease agreements

Assets acquired under finance leases are capitalised at fair value at the start of the lease, with the corresponding obligations being included in other liabilities. The finance lease costs charged to the profit and loss account are based on a constant periodic rate as applied to the outstanding liabilities.

Wholesale funding issue costs

Premiums or discounts, net of commission costs associated with the issue of fixed and floating rate notes and subordinated liabilities, are amortised over the relevant period to maturity and are included in the profit and loss account within interest payable.

Pensions and post-retirement medical benefits

The Group operates both defined benefit and defined contribution pension arrangements. Under the defined benefit section the cost of providing pensions and related benefits is charged to the profit and loss account so as to spread the costs evenly over the employees' working lives. The difference between the charge to the profit and loss account and the contributions paid to the scheme is shown as an asset or a liability in the balance sheet. The assets of the defined contribution section are held separately in an independently administered fund. Contributions to the scheme are charged to the profit and loss account as they fall due.

The cost of providing post-retirement medical benefits is charged to the profit and loss account so as to spread the costs evenly over the employees' working lives. A provision is included within 'Other provisions for liabilities and charges'.

Securities

Securities intended for use on a continuing basis in the Group's activities are classified as investment securities and are stated in the balance sheet at cost less any impairment in value. Adjustments are made to cost for premiums and discounts arising on the purchase of investment securities, which are amortised over the period to the maturity date of the security, and for the effect of the annual movement in the retail price index where redemption is so fixed under the terms of the issue. Securities used in trading activities are carried at fair value, with all gains and losses taken directly to the profit and loss account.

1 Principal accounting policies continued

Provisions for bad and doubtful debts

Specific provisions are made in respect of loans and advances where recovery is considered doubtful; a general provision is made for losses which, although not specifically identified, are known to be inherent in any portfolio of lending. Provisions for residential mortgages are reduced by high percentage loan fees held in the Group balance sheet.

Where the collection of interest is in significant doubt, it is credited to a suspense account and written off when there is no longer any realistic prospect of recovery. The outstanding provisions are deducted from loans and advances, along with the interest on non-performing loans held in suspense. The charge in the profit and loss account represents the net increase (or decrease) in the provisions less recoveries for the year.

Income recognition

Interest is recognised in the profit and loss account on an accruals basis. The costs of mortgage cashbacks, discounts and other incentives to borrowers are charged as incurred to interest receivable, except for products where the customer has an obligation over a period of time to return the incentive if they redeem the mortgage, and the early redemption fee is closely linked to the incentive cost. For these products the incentive is recorded within 'Prepayments and accrued income' and spread over the term of the customer's obligation.

Mortgage arrangement fees are taken to income in the profit and loss account on a received basis. Other fees receivable are credited to income when the related service is performed.

Foreign currencies

Monetary assets and liabilities in foreign currencies, other than those covered by forward contracts which are translated at contracted rates, are translated into sterling using year end exchange rates and any differences charged or credited to the profit and loss account.

Derivative financial instruments

Derivatives used in trading activities are carried at fair value, with all gains and losses taken directly to the profit and loss account.

Gains and losses on non-trading derivatives are taken to the profit and loss account in accordance with the accounting treatment of the underlying transaction being hedged. Accrued income or expense is reported in 'Prepayments and accrued income' or 'Accruals and deferred income' as appropriate. Profits and losses relating to hedges of commitments and anticipated transactions are deferred and taken to the profit and loss account over the life of the underlying hedge.

Hedging contracts and instruments are used by the Group as part of its overall risk management strategy. Instruments used for hedging purposes include interest rate swaps, interest rate caps, collars and floors, futures, forward rate agreements and spot and forward foreign exchange transactions.

The criteria required for a derivative instrument to be classified as a designated hedge are:

i) the transaction must be reasonably expected to match or eliminate a significant proportion of the risk inherent in the assets, liabilities or positions being hedged which results from potential movements in interest rates and exchange rates;

ii) adequate evidence of the intention to hedge and linkage with the underlying risk inherent in the assets and liabilities being hedged must be established at the outset of the transaction.

Hedge transactions which cease to be effective or are terminated early are measured at fair value. Any profit or loss arising is deferred and amortised over the remaining life of the asset, liability or position being hedged. Where the underlying asset, liability or position no longer exists, the hedging transaction is measured at fair value and any profit or loss arising is recognised in full.

Mortgage guarantee income

The bank charges a fee to reflect the increased risk on high loan to value advances. In the Group accounts, fees are taken to 'Other interest receivable and similar income' over the average anticipated life of the loan. The deferred element is shown as a deduction from 'Loans and advances to customers' in accordance with ICAEW Technical Release 20/01.

Securitisation

Securitisation transactions are reported in accordance with FRS 5, 'Reporting the Substance of Transactions'. Where assets are sold under securitisation, if there is no significant change to the Group's rights and benefits to those assets and its exposure is limited to a fixed monetary ceiling, linked presentation is used. Under linked presentation the finance is shown deducted from the gross amount of the item it finances on the face of the balance sheet within a single asset caption 'Loans and advances to customers'.

Statutory Accounts

2 Other operating income

	2004 £m	2003 £m
Income from operating leases	93.6	81.7
Excess on sale of credit card accounts to MBNA (i)	41.4	56.4
Dealing profits	2.2	1.6
Sale of a branch property	3.9	–
Other	45.0	44.9
Total	186.1	184.6

(i) On 1 August 2002 the Group sold its credit card accounts to MBNA for an excess of £230m over the outstanding asset balances. This is being recognised over the initial 7 years of the partnership entered into with MBNA, in accordance with the terms of the agreements and licences. The amount of the excess recognised, in line with these agreements, is expected to be £34m in 2005, £27m in 2006, £20m in 2007 and £16m in 2008. The unrecognised amount is included within 'Deposits by Banks' on the Consolidated Balance Sheet.

3 Administrative expenses

	2004 £m	2003 £m
Staff costs:		
Wages and salaries	209.1	212.0
Social security costs	20.1	19.8
Other pension costs	25.4	24.6
	254.6	256.4
Other administrative expenses:		
Core administrative expenses and strategic investment	420.2	439.7
Exceptional costs arising from rationalisation of branch network	9.0	–
	429.2	439.7
Total	683.8	696.1

4 Profit on disposal of group operations

On 30 April 2004 the Group completed the sale of its merchant acquisition business to Nova Information Systems, a subsidiary of US Bancorp. Nova paid Alliance & Leicester Commercial Bank £83.5m for the business. This has resulted in a net profit of £52.0m after deducting £31.5m relating to the costs of exiting existing contracts, asset write-offs, provisions and transaction costs. The value of assets and liabilities disposed of with the business was not significant.

5 Profit on ordinary activities before tax

	2004 £m	2003 £m
Is stated after:		
(i) Income		
Income from listed investments	270.5	249.3
(ii) Charges		
Interest payable on subordinated liabilities	60.2	48.9
Rentals under operating leases		
Land and buildings	11.5	12.4
Other operating leases	0.6	1.8
Finance lease interest charges	4.2	4.0

The remuneration of the auditors, Deloitte & Touche LLP, as set out below:

	Group		Company	
	2004 £m	2003 £m	2004 £m	2003 £m
Audit services:				
– Statutory audit	0.5	0.5	0.2	0.2
– Audit related regulatory reporting	0.1	–	–	–
Further assurance services:				
– Non-regulatory reporting on internal controls	–	0.1	–	0.1
– Accounting advice unrelated to audit	0.2	0.7	0.1	0.7
– Due diligence work	–	0.1	–	–
Tax services – advisory	1.0	0.1	1.0	0.1
Other services	0.2	0.1	0.1	–
	2.0	1.6	1.4	1.1

The fees for tax services related to advice provided to assist the Group in carrying out its commercial activities and structure its business in a tax compliant and tax efficient manner. The fees for accounting advice unrelated to audit are primarily for services provided in preparation for the introduction of International Financial Reporting Standards.

6 Staff numbers

The average number of persons employed by the Group during the year was as follows:

	Full time		Part time	
	2004	2003	2004	2003
Total	5,888	6,077	2,804	2,972

7 Directors' emoluments

	2004 £m	2003 £m
Services as a director	0.9	0.8
Other services	2.6	2.6
Total	3.5	3.4

Directors' emoluments include those emoluments received by directors from the Company and its associated bodies. Gains on shares options exercised under the long term incentive scheme in the year were £0.3m (2003: £1.5m) whilst gains on other share options exercised in the year were £0.1m (2003: £1.4m). A detailed analysis of directors' emoluments and share options is given on pages 31 to 34 in the Directors' Remuneration Report.

5 directors are members of the defined benefit section of the Alliance & Leicester Pension Scheme (2003: 5).

8 Directors' loans and transactions

The aggregate amount outstanding at 31 December 2004 in respect of loans in the ordinary course of business from the Company, or subsidiary companies, to directors of the Company and persons connected with the directors of the Company was £800,748 representing loans to 3 persons (2003: £895,858 representing loans to 3 persons).

9 Tax on profit on ordinary activities

(a) Analysis of charge in year

	2004 £m	2003 £m
UK corporation tax on profits for the year	113.4	80.3
Relief for overseas taxation	(4.9)	(1.1)
Adjustment to UK corporation tax on profits for prior years	(17.4)	(12.4)
	91.1	66.8
Overseas taxation	0.3	1.1
Total current tax (Note 9b)	91.4	67.9
Deferred tax: origination and reversal of timing differences for the year	67.4	67.4
Adjustment to deferred tax in relation to prior years	9.3	10.2
Total deferred tax movement	76.7	77.6
Tax on profit on ordinary activities	168.1	145.5

The total tax charge for the period of £168.1m (2003: £145.5m) represents 27.6% of profit before tax (2003: 27.7%). Included within the £168.1m tax on profit on ordinary activities is £17.3m in respect of the £52.0m profit on disposal of group operations (sale of merchant acquiring business – see note 4) shown in the profit and loss account after operating profit. Excluding this, the underlying effective tax rate for the period was 27.1%.

(b) Factors affecting current tax charge for year

The current rate of tax for the year is lower than the standard rate of corporation tax in the UK of 30% (2003: 30%), where the Group generates the majority of its profits. The differences are explained below:

	2004 %	2003 %
Standard rate of tax	30.0	30.0
Factors affecting charge:		
Disallowable expenses and non-taxable income	1.4	(0.4)
Capital allowances for year in excess of depreciation and movement in general provisions	(12.9)	(13.3)
Lower rates of tax on overseas earnings	(0.7)	(1.0)
Adjustment to tax charge in respect of previous periods	(2.8)	(2.4)
Current rate of tax for year	15.0	12.9

(c) Factors that may affect future tax circumstances

The Group expects that it will maintain a total tax charge below the statutory rate as it will continue to carry out its commercial activities and structure its business in a tax efficient manner.

10 Group profit dealt with in the accounts of Alliance & Leicester plc

£219.0m (2003: £250.1m) of the Group profit attributable to ordinary shareholders has been dealt with in the accounts of Alliance & Leicester plc. As permitted by Section 230 of the Companies Act 1985, the profit and loss account of Alliance & Leicester plc has not been presented separately.

11 Dividends

	2004 pence per share	2003 pence per share	2004 £m	2003 £m
Interim	15.7	14.3	70.7	68.1
Final	32.6	29.6	146.0	138.0
Total	48.3	43.9	216.7	206.1

12 Earnings per share

Basic earnings per ordinary share of 95.8p (2003: 79.0p) are calculated by dividing the Group profit attributable to shareholders of £438.1m (2003: £378.0m) by the weighted average number of ordinary shares in issue and ranking for dividend of 457.2m (2003: 478.8m) during the year.

The underlying basic earnings per share were 88.2p (2003: 79.0p). This is provided to disclose the trend in earnings excluding the distorting effect of non-operating items. This is based on the same number of shares and the profit for the period after excluding the non-operating exceptional gain on the sale of the merchant acquisition business less the associated tax charge as shown below.

	2004 £m	2003 £m
Profit for the period as reported	438.1	378.0
Adjusted for:		
Exceptional gain arising from sale of merchant acquisition business	(52.0)	–
Less associated tax charge	17.3	–
Underlying profit for the period	403.4	378.0

The diluted earnings per share of 95.4p (2003: 78.5p) is based on the total dilutive potential shares, as detailed below, and the Group profit attributable to shareholders. The total dilutive potential shares are the weighted average number of ordinary shares together with all weighted average dilutive financial instruments or rights that may entitle the holder to ordinary shares.

	2004 Number m	2003 Number m
Weighted average number of ordinary shares in issue	457.2	478.8
Weighted average dilutive options outstanding	2.2	3.0
Total dilutive potential shares	459.4	481.8

13 Treasury bills and other eligible bills

	Group		Company	
	2004 £m	2003 £m	2004 £m	2003 £m
Investment securities				
Treasury bills and similar securities	–	117.0	–	117.0
Other eligible bills	–	–	–	–
Total	–	117.0	–	117.0
Market value of investment securities	–	117.5	–	117.5
Unamortised discounts on investment securities	–	(0.5)	–	(0.5)

The movement on investment securities was as follows:

	Group		Company	
	2004 £m	2003 £m	2004 £m	2003 £m
At 1 January	117.0	239.4	117.0	239.4
Exchange adjustments	0.4	9.6	0.4	9.6
Additions	115.4	571.5	115.4	571.5
Disposals	(231.8)	(703.0)	(231.8)	(703.0)
Amortisation of discounts and premiums	(1.0)	(0.5)	(1.0)	(0.5)
At 31 December	–	117.0	–	117.0

14 Loans and advances to banks

	Group		Company	
	2004 £m	2003 £m	2004 £m	2003 £m
Amounts due from subsidiary undertakings	–	–	440.1	272.8
Sale and repurchase agreements	296.6	92.9	296.6	92.9
Other loans and advances	1,427.8	3,093.8	1,385.4	2,926.9
Total	1,724.4	3,186.7	2,122.1	3,292.6
Repayable on demand	470.1	298.3	484.3	317.2
Remaining maturity:				
3 months or less	1,220.5	2,565.2	1,409.6	2,666.1
1 year or less but over 3 months	14.0	242.1	19.0	115.9
5 years or less but over 1 year	1.0	65.4	–	52.7
Over 5 years	18.9	15.8	209.3	140.8
Less: provisions	(0.1)	(0.1)	(0.1)	(0.1)
Total	1,724.4	3,186.7	2,122.1	3,292.6

15 Loans and advances to customers

	Group		Company	
	2004 £m	2003 £m	2004 £m	2003 £m
Advances secured on residential properties	27,938.3	25,461.6	27,938.3	25,465.9
Sale and repurchase agreements	–	102.6	–	102.6
Other secured advances	1,658.7	1,161.9	225.6	26.5
Unsecured loans	3,873.2	3,072.8	49.0	48.6
Amounts due from subsidiary undertakings	–	–	6,526.9	5,588.6
Total	33,470.2	29,798.9	34,739.8	31,232.2
Repayable on demand	177.8	167.8	3,498.5	2,543.6
Remaining maturity:				
3 months or less	1,102.9	685.3	3,082.8	2,629.5
1 year or less but over 3 months	890.9	752.9	272.8	655.5
5 years or less but over 1 year	3,387.1	2,720.6	886.4	744.5
Over 5 years	28,072.1	25,641.4	27,049.3	24,728.5
Less: provisions	(160.6)	(169.1)	(50.0)	(69.4)
Total	33,470.2	29,798.9	34,739.8	31,232.2

These balances include £2.9m in respect of loans to bankruptcy remote special purpose vehicles (SPVs). The SPVs, owned by charitable trusts, are funded by Asset Backed Commercial Paper and invest in 'AAA' rated assets. In addition to these loans the Group provides liquidity facilities to the SPVs. The SPVs are not consolidated into the Group accounts on the basis that the SPVs are not controlled by the Group and the benefits the Group receives from the SPVs are restricted to interest and fees relating directly to the loans and liquidity facilities provided.

16 Securitisation

On 1 November 2000, the Company sold residential mortgage assets of £250.0m to Fosse Securities No.1 plc (Fosse). Fosse issued Mortgage Backed Floating Rate Notes to finance the purchase of the portfolio of loans. These notes are serviceable only from cash flows generated by the mortgage assets together with £2.2m (2003: £2.7m) of subordinated finance from the Company.

The Group is not obliged to support any losses in respect of these mortgages other than to the extent of its subordinated loans, nor does it intend to do so. This is clearly stated in the agreements with bondholders.

The Company has an option to sell further mortgage loans to Fosse where at the end of any interest period the actual rate of repayment of principal (ARR) exceeds 20% per annum, so long as the sale price of such loans does not exceed the principal repayments received in the interest period and the ARR after the sale is not less than 20% per annum.

The controlling interest of Fosse is held by a discretionary trust established for charitable purposes. The Group receives administration fees for servicing Fosse's mortgage portfolio together with its residual income arising after the claims of the bondholders and other creditors are met. Fosse is consolidated and included in the Group financial statements as a quasi-subsidiary.

16 Securitisation continued

The summary results of Fosse are as follows:

	2004 £m	2003 £m
Interest receivable	6.3	7.0
Interest payable	(5.8)	(6.1)
Net interest receivable	0.5	0.9
Administrative and other expenses	(0.5)	(0.9)
Profit for the financial year	–	–

At 31 December 2004, the balances of assets securitised were £97.4m (2003: £130.0m) and subordinated loans from the Group totalled £2.2m (2003: £2.7m). Amounts due on Mortgage Backed Floating Rate Notes were £95.2m (2003: £127.3m).

17 Net investment in finance leases and hire purchase contracts

	2004 £m	2003 £m
Group		
Repayable on demand	–	–
Remaining maturity:		
3 months or less	61.9	70.7
1 year or less but over 3 months	148.7	170.9
5 years or less but over 1 year	346.4	343.6
over 5 years	1,559.3	1,402.0
Less: provisions	(9.9)	(11.4)
Total	2,106.4	1,975.8

Net investment in finance leases and hire purchase contracts arise from loans and advances to customers by Alliance & Leicester Commercial Finance plc, a subsidiary undertaking.

The cost of equipment acquired during the year for the purpose of finance lease and hire purchase contracts was £469.5m (2003: £379.6m).

The aggregate amounts receivable, including capital repayments, under finance lease and hire purchase contracts during the year were £226.8m (2003: £202.2m).

Included in the carrying value of Net investment in finance leases and hire purchase contracts are residual values at the end of the current lease terms, which will be recovered through re-letting or sale in the following periods:

	2004 £m	2003 £m
Within 1 year	2.5	7.2
Between 1-2 years	0.9	3.1
Between 2-5 years	5.9	10.7
In more than five years	28.0	5.4
Total	37.3	26.4

Statutory Accounts

18 Provisions for bad and doubtful debts

	Advances secured on residential property £m	Advances secured on land £m	Unsecured loans and leasing £m	Total £m
Group				
At 1 January 2004				
General	27.4	4.2	40.7	72.3
Specific	4.7	12.0	96.1	112.8
Total	32.1	16.2	136.8	185.1
Charge for the year:				
Increase in provision	5.3	2.8	61.2	69.3
Recoveries of amounts previously written off	(1.1)	–	(9.1)	(10.2)
Total	4.2	2.8	52.1	59.1
Amounts written back/(off) in year	0.5	(9.5)	(60.8)	(69.8)
At 31 December 2004				
General	**30.4**	**4.8**	**46.5**	**81.7**
Specific	**6.4**	**4.7**	**81.6**	**92.7**
Total	**36.8**	**9.5**	**128.1**	**174.4**
Company				
At 1 January 2004				
General	25.6	1.5	8.1	35.2
Specific	10.3	2.2	25.3	37.8
Total	35.9	3.7	33.4	73.0
Charge for the year:				
Increase/(decrease) in provision	1.5	(0.7)	7.3	8.1
Recoveries of amounts previously written off	(1.1)	–	0.5	(0.6)
Total	0.4	(0.7)	7.8	7.5
Amounts written back/(off) in year	0.5	0.1	(27.2)	(26.6)
At 31 December 2004				
General	**30.4**	**1.1**	**7.5**	**39.0**
Specific	**6.4**	**2.0**	**6.5**	**14.9**
Total	**36.8**	**3.1**	**14.0**	**53.9**

The provisions are set against the following balances:

	Group 2004 £m	Company 2004 £m
Loans and advances to banks	**0.1**	**0.1**
Loans and advance to customers	**160.6**	**50.0**
Net investment in finance leases and hire purchase contracts	**9.9**	**–**
Debt securities	**3.7**	**3.7**
Provisions for liabilities and charges	**0.1**	**0.1**
Total	**174.4**	**53.9**

The total of non-performing loans, being those on which interest is no longer being credited to the profit and loss account, is as follows:

	Group 2004 £m	Company 2004 £m
Non-performing loans before provisions	**0.5**	**–**
Non-performing loans after provisions	**0.1**	**–**

These figures exclude loans in arrears on which interest is still being credited. Further analysis is provided in the Financial Review on page 16 and in the Supplementary Information on page 74.

19 Debt securities

	Group 2004 Book value £m	Group 2004 Market value £m	Group 2003 Book value £m	Group 2003 Market value £m	Company 2004 Book value £m	Company 2004 Market value £m	Company 2003 Book value £m	Company 2003 Market value £m
Investment securities								
Issued by public bodies:								
Government securities	9.8	9.8	54.3	54.2	–	–	–	–
Other public sector securities	–	–	2.0	2.0	–	–	2.0	2.0
	9.8	9.8	56.3	56.2	–	–	2.0	2.0
Issued by other issuers:								
Bank and building society certificates of deposit	648.2	648.7	1,452.8	1,453.1	648.2	648.7	1,439.7	1,440.0
Other debt securities	9,612.3	9,624.9	9,610.0	9,621.7	8,910.1	8,922.9	8,540.3	8,554.6
	10,260.5	10,273.6	11,062.8	11,074.8	9,558.3	9,571.6	9,980.0	9,994.6
Total investment securities	10,270.3	10,283.4	11,119.1	11,131.0	9,558.3	9,571.6	9,982.0	9,996.6
Other debt securities	253.3	253.3	372.4	372.4	253.3	253.3	372.4	372.4
Total debt securities	10,523.6	10,536.7	11,491.5	11,503.4	9,811.6	9,824.9	10,354.4	10,369.0
Analysed by listing status:								
Debt securities								
Listed in the UK	3,329.2	3,331.5	3,545.9	3,549.9	3,319.4	3,321.7	3,378.7	3,383.0
Listed or registered elsewhere	5,191.0	5,196.0	5,345.7	5,351.6	4,928.1	4,934.2	4,800.8	4,809.1
Unlisted	2,003.4	2,009.2	2,599.9	2,601.9	1,564.1	1,569.0	2,174.9	2,176.9
Total	10,523.6	10,536.7	11,491.5	11,503.4	9,811.6	9,824.9	10,354.4	10,369.0

	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Book value				
Analysed by maturity:				
Due within one year	2,656.6	3,481.2	2,193.7	3,029.4
Due in one year and over	7,867.0	8,010.3	7,617.9	7,325.0
Total	10,523.6	11,491.5	9,811.6	10,354.4
Unamortised premiums and indexation on investment securities	58.2	43.4	(5.1)	(4.9)

The movement on debt securities held for investment purposes was as follows:

	Cost £m	Discounts, premiums and indexation £m	Provisions £m	Net book value £m
Group				
At 1 January 2004	11,079.1	43.4	(3.4)	11,119.1
Exchange adjustments	(144.6)	0.2	–	(144.4)
Acquisitions	3,457.1	(7.0)	–	3,450.1
Disposals	(4,176.2)	6.2	–	(4,170.0)
Provisions made	–	–	–	–
Amounts written off	–	–	(0.3)	(0.3)
Amortisation of discounts, premiums and indexation	0.4	15.4	–	15.8
At 31 December 2004	10,215.8	58.2	(3.7)	10,270.3
Company				
At 1 January 2004	9,990.3	(4.9)	(3.4)	9,982.0
Exchange adjustments	(145.0)	0.2	–	(144.8)
Acquisitions	3,333.1	(7.0)	–	3,326.1
Disposals	(3,611.3)	6.2	–	(3,605.1)
Provisions made	–	–	–	–
Amounts written off	–	–	(0.3)	(0.3)
Amortisation of discounts, premiums and indexation	–	0.4	–	0.4
At 31 December 2004	9,567.1	(5.1)	(3.7)	9,558.3

20 Shares in group undertakings

Cost and net book value	Company shares £m
At 1 January 2004	709.1
Additions	40.0
Disposals	(10.0)
At 31 December 2004	**739.1**
Credit institutions	75.6
Other	663.5
Total	**739.1**

The principal operating subsidiary undertakings of Alliance & Leicester plc at 31 December 2004 are listed below. These subsidiary undertakings, which all have 31 December year-ends, are incorporated and all operate in Great Britain except Alliance & Leicester International Limited, which is incorporated and operates in the Isle of Man.

Directly held subsidiaries	Nature of business
Alliance & Leicester Commercial Bank plc	Banking
Alliance & Leicester Personal Finance Limited	Unsecured lending

Indirectly held subsidiaries	Nature of business
Alliance & Leicester Commercial Finance plc	Asset leasing
Alliance & Leicester International Limited	Offshore deposit taking

All subsidiary undertakings are limited by ordinary shares and are unlisted.

The Company holds 100% interest in the ordinary share capital and voting rights of all its subsidiary undertakings.

The results of all subsidiary undertakings have been included in the consolidated accounts.

A complete list of subsidiary undertakings has not been given as this would result in a statement of excessive length. A full list is available from the Company's Registered Office.

21 Intangible fixed assets

Goodwill	Positive Goodwill £m	Negative Goodwill £m	Group £m
Cost			
At 1 January 2004 and 31 December 2004	**4.8**	**(1.7)**	**3.1**
Amortisation			
At 1 January 2004	1.8	(1.7)	0.1
Charge for the year	0.5	–	0.5
At 31 December 2004	**2.3**	**(1.7)**	**0.6**
Net book value			
At 31 December 2004	**2.5**	**–**	**2.5**
At 31 December 2003	3.0	–	3.0

22 Tangible fixed assets

	Freehold land and buildings £m	Leasehold buildings: 50 or more years unexpired £m	Leasehold buildings: Under 50 years unexpired £m	Equipment fixtures and vehicles £m	Total £m
Group					
Cost					
At 1 January 2004	286.5	13.0	53.0	395.3	747.8
Additions	5.5	(0.1)	1.8	28.3	35.5
Disposals	(7.9)	–	(4.0)	(3.3)	(15.2)
At 31 December 2004	**284.1**	**12.9**	**50.8**	**420.3**	**768.1**
Depreciation and amortisation					
At 1 January 2004	117.0	5.2	40.3	304.4	466.9
Charge for the year	7.9	0.3	2.6	24.3	35.1
Disposals	(4.9)	–	(3.9)	(2.6)	(11.4)
At 31 December 2004	**120.0**	**5.5**	**39.0**	**326.1**	**490.6**
Net book value					
At 31 December 2004	**164.1**	**7.4**	**11.8**	**94.2**	**277.5**
At 31 December 2003	169.5	7.8	12.7	90.9	280.9

Freehold land and buildings includes land of £25.6m which is not depreciated (2003: £26.6m). The net book value of land and buildings occupied by the Group for its own activities was £171.3m (2003: £161.5m).

The cost of freehold land and buildings held under finance leases was £106.8m (2003: £106.8m). The related cumulative depreciation of £30.7m (2003: £29.1m) includes £1.6m charged during the year (2003: £1.8m).

The cost of leaseholds over 50 years unexpired held under finance leases was £1.7m (2003: £1.7m). The related cumulative depreciation of £0.8m (2003: £0.8m) includes £nil charged during the year (2003: £nil).

The cost of equipment, fixtures and vehicles held under finance leases was £25.7m (2003: £27.8m). The related cumulative depreciation of £13.2m (2003: £11.5m) includes £2.9m charged during the year (2003: £4.9m).

Operating lease assets are shown separately in Note 23.

	Freehold land and buildings £m	Leasehold buildings: 50 or more years unexpired £m	Leasehold buildings: Under 50 years unexpired £m	Equipment fixtures and vehicles £m	Total £m
Company					
Cost					
At 1 January 2004	121.2	9.5	52.7	296.7	480.1
Additions	1.4	1.1	1.5	21.1	25.1
Disposals	(7.9)	–	(4.0)	(2.8)	(14.7)
At 31 December 2004	**114.7**	**10.6**	**50.2**	**315.0**	**490.5**
Depreciation and amortisation					
At 1 January 2004	53.6	3.8	39.8	212.4	309.6
Charge for the year	3.7	0.4	2.6	20.4	27.1
Disposals	(4.9)	–	(3.9)	(2.3)	(11.1)
At 31 December 2004	**52.4**	**4.2**	**38.5**	**230.5**	**325.6**
Net book value					
At 31 December 2004	**62.3**	**6.4**	**11.7**	**84.5**	**164.9**
At 31 December 2003	67.6	5.7	12.9	84.3	170.5

22 Tangible fixed assets continued

Freehold land and buildings includes land of £10.5m which is not depreciated. The net book value of land and buildings occupied by the Company for its own activities was £72.3m (2003: £78.6m).

The cost of equipment, fixtures and vehicles held under finance leases was £25.7m (2003: £25.7m). The related cumulative depreciation of £13.2m (2003: £10.3m) includes £2.9m charged during the year (2003: £4.3m).

	Group		Company	
	2004 £m	2003 £m	2004 £m	2003 £m
Future capital expenditure:				
Contracted for but not provided in the accounts	–	–	–	–

23 Operating lease assets

	Group Total £m
Cost	
At 1 January 2004	516.4
Additions	107.3
Disposals	(75.8)
At 31 December 2004	547.9
Depreciation	
At 1 January 2004	141.7
Charge for the year	69.5
Disposals	(40.9)
At 31 December 2004	170.3
Net book value	
At 31 December 2004	377.6
At 31 December 2003	374.7

The aggregate rentals receivable in respect of operating leases were £93.6m (2003: £81.7m).

Included in the carrying value of operating lease assets are residual values at the end of the current lease terms, which will be recovered through re-letting or sale in the following periods:

	2004 £m	2003 £m
Within 1 year	24.5	34.8
Between 1-2 years	21.5	24.5
Between 2-5 years	27.1	58.8
In more than five years	84.4	34.6
Total	157.5	152.7

24 Other assets

	Group		Company	
	2004 £m	2003 £m	2004 £m	2003 £m
Trade debtors	73.6	153.0	–	–
Due from subsidiary undertakings	–	–	108.8	233.7
Other	20.3	18.5	0.2	13.0
Total	93.9	171.5	109.0	246.7
Due within one year	93.9	172.5	109.0	234.4
Due after more than one year	–	–	–	12.3
Provisions	–	(1.0)	–	–
Total	93.9	171.5	109.0	246.7

Other assets for the Company include a deferred tax asset of £nil (2003: £12.3m).

25 Prepayments and accrued income

	Group		Company	
	2004 £m	2003 £m	2004 £m	2003 £m
Deferred mortgage incentives	23.3	2.4	23.3	2.4
Accrued interest	258.6	182.2	301.6	219.2
Prepayments and other accrued income	453.9	218.1	218.5	144.1
Total	735.8	402.7	543.4	365.7

The movements on the deferred mortgage incentives, which relate to products where the early redemption fee is closely linked to the incentive cost, were as follows:

	Group and Company	
	2004 £m	2003 £m
At 1 January	2.4	0.1
Additions	22.6	2.3
Amortisation	(1.7)	–
At 31 December	23.3	2.4

Additions to deferred mortgage incentives in the year are the amounts that would have been charged to the profit and loss account for the year if these incentives were not being amortised.

On all other mortgage products, incentives are charged to the profit and loss account as incurred. This amounted to £421m (2003: £327m).

26 Deposits by banks

	Group		Company	
	2004 £m	2003 £m	2004 £m	2003 £m
Amounts due to subsidiary undertakings	–	–	2,948.9	2,582.3
Other deposits	4,548.5	5,040.2	4,446.4	4,898.5
Total	4,548.5	5,040.2	7,395.3	7,480.8
Repayable on demand	147.2	196.4	684.8	387.9
Remaining maturity				
3 months or less	2,892.7	3,225.4	5,201.9	5,474.5
1 year or less but over 3 months	1,507.0	1,616.8	1,507.0	1,616.8
5 years or less but over 1 year	–	–	–	–
Over 5 years	1.6	1.6	1.6	1.6
Total	4,548.5	5,040.2	7,395.3	7,480.8

Included within the above is debt of £nil (2003: £400.0m) on which the Group has given security.

27 Customer accounts

	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Repayable on demand	19,747.6	19,239.0	16,551.4	15,906.3
With agreed maturity dates or periods of notice – remaining maturity:				
3 months or less	2,374.1	2,580.9	2,357.1	2,571.9
1 year or less but over 3 months	2,281.5	2,049.1	2,147.0	2,005.1
5 years or less but over 1 year	192.3	213.5	177.3	213.5
Over 5 years	160.1	156.7	158.4	156.7
Total	24,755.6	24,239.2	21,391.2	20,853.5

28 Debt securities in issue

	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Bonds and medium term notes – remaining maturity:				
1 year or less or on demand	1,663.0	1,745.4	1,662.2	1,744.8
2 years or less but over 1 year	1,925.3	1,542.3	1,912.4	1,541.4
5 years or less but over 2 years	3,863.1	3,082.6	3,863.1	3,059.3
Over 5 years	287.3	364.5	287.3	364.5
	7,738.7	6,734.8	7,725.0	6,710.0
Other debt securities in issue – remaining maturity:				
3 months or less or on demand	4,871.9	5,021.0	4,871.9	5,021.0
1 year or less but over 3 months	3,009.7	2,919.9	3,009.7	2,919.9
2 years or less but over 1 year	127.0	88.0	127.0	88.0
5 years or less but over 2 years	–	90.0	–	90.0
	8,008.6	8,118.9	8,008.6	8,118.9
Total	15,747.3	14,853.7	15,733.6	14,828.9
Unamortised discounts on securities	(5.1)	(16.8)	(5.1)	(16.8)

29 Other liabilities

	Group		Company	
	2004 £m	2003 £m	2004 £m	2003 £m
Falling due within one year:				
Trade creditors	26.4	26.6	15.0	8.8
Corporation taxation	82.2	57.7	10.6	17.6
Other taxation	42.3	30.0	39.3	27.8
Dividends payable	159.7	150.8	159.7	150.8
Finance leases	8.3	6.5	5.7	3.8
Other liabilities	198.0	124.9	327.4	335.6
	516.9	396.5	557.7	544.4
Falling due after more than one year:				
Finance leases	63.7	70.2	7.8	11.6
Total	580.6	466.7	565.5	556.0
Amounts include:				
Due to subsidiary undertakings	–	–	249.3	230.5
The maturity of net obligations under finance leases is as follows:				
1 year or less	8.3	6.5	5.7	3.8
5 years or less but over 1 year	21.4	23.8	7.8	11.4
Over 5 years	42.3	46.4	–	0.2
Total	72.0	76.7	13.5	15.4

30 Accruals and deferred income

	Group		Company	
	2004 £m	2003 £m	2004 £m	2003 £m
Interest accrued on subordinated liabilities	17.4	17.3	17.4	17.3
Other accrued interest	615.6	455.0	588.8	444.7
Other	305.7	387.5	360.6	303.2
Total	938.7	859.8	966.8	765.2

31 Provisions for liabilities and charges

	Group		Company	
	2004 £m	2003 £m	2004 £m	2003 £m
Deferred taxation (Note 32)	283.8	220.0	6.0	–
Other provisions for liabilities and charges (Note 33)	22.4	20.9	22.4	20.9
Total	306.2	240.9	28.4	20.9

32 Deferred taxation

The amounts provided for deferred taxation are set out below:

	Group		Company	
	2004 £m	2003 £m	2004 £m	2003 £m
Non-discounted deferred liability/(asset):				
Difference between accumulated depreciation and capital allowances	**291.7**	233.1	**8.7**	7.6
Other timing differences	**(7.9)**	(13.1)	**(2.7)**	(19.9)
Total	**283.8**	220.0	**6.0**	(12.3)

Where there is a liability in respect of deferred taxation it is included in 'Other provisions for liabilities and charges'; where there is an asset it is included in 'Other assets' (Note 24).

	Group £m	Company £m
Deferred taxation liability/(asset):		
At 1 January 2004	220.0	(12.3)
Amount charged during the year (current year)	67.4	15.8
Amount charged during the year (prior year)	9.3	2.5
Deferred tax on disposals in the year	(12.9)	–
At 31 December 2004	**283.8**	**6.0**

Unprovided amounts

In previous years capital gains have been rolled-over against the acquisition cost of assets acquired by the Group including freehold land and buildings. These gains will crystallise if the new assets are disposed of and will result in a liability of £2.7m (2003: £4.7m). There are no plans to dispose of any of these assets in the foreseeable future. In the event of such a sale the Group also has capital losses of £2.7m (2003: £8.3m) available to offset future capital gains arising in the UK.

33 Other provisions for liabilities and charges

	Other £m	Post retirement medical benefits £m
Group and Company		
At 1 January 2004	0.1	20.8
Transfer from profit and loss account	–	1.7
Provisions utilised	–	–
Other	–	(0.2)
At 31 December 2004	**0.1**	**22.3**

Further details are disclosed in note 40.

34 Subordinated liabilities

	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Dated loan capital	**816.6**	816.6	**816.6**	816.6
Total subordinated liabilities	**816.6**	816.6	**816.6**	816.6
Less: unamortised issue costs	**(3.9)**	(4.5)	**(3.9)**	(4.5)
Total	**812.7**	812.1	**812.7**	812.1
Maturing by 2006	**200.0**	200.0	**200.0**	200.0
Maturing by 2008	**75.0**	75.0	**75.0**	75.0
Maturing by 2010	**188.7**	188.7	**188.7**	188.7
Maturing by 2013	**52.9**	52.9	**52.9**	52.9
Maturing by 2023	**150.0**	150.0	**150.0**	150.0
Maturing by 2031	**150.0**	150.0	**150.0**	150.0
Total	**816.6**	816.6	**816.6**	816.6

The interest rate liabilities of 8.75% on the £200m Notes due 2006, 9.75% on the £75m Notes due 2008, 5.25% on the £150m Notes due 2023 and 5.875% on the £150m Notes due 2031 have each been swapped into floating rate, with rates of up to 1.25% above 6-month sterling LIBOR. The Notes due 2010 have been swapped, on an unsubordinated basis, into UK Sterling. The subordinated debt was raised in order to widen the capital base of the Company.

The Subordinated Notes due 2006, 2008, 2023 and 2031 are denominated in UK Sterling. The Subordinated Notes due 2010 are denominated in US Dollars. The Subordinated Notes due 2013 are denominated in Euros. The following subordinated loans each exceed 10% of total subordinated liabilities.

	Terms	Group and Company £m
Subordinated Notes due 2006	Fixed interest rate of 8.75%	200.0
Subordinated Notes due 2010	Floating rate	188.7
Subordinated Notes due 2023	Fixed interest rate of 5.25%	150.0
Subordinated Notes due 2031	Fixed interest rate of 5.875%	150.0

The Notes are subordinated to the claims of depositors and all other creditors.

All the Notes may be redeemed at the option of the Group, at the outstanding principal amount plus accrued interest, in the event of certain changes in UK taxation. The Group may also purchase the Notes in the open market. The 2008 Notes can be redeemed at the option of the Group, at the higher of their principal amount and the price at which the gross redemption yield on the Notes is equal to the gross redemption yield on 9% Treasury Stock 2008. The 2010 Notes can be redeemed at the option of the Group at the outstanding principal amount plus accrued interest not before March 2005. The 2013 Notes can be redeemed at the option of the Group at the outstanding principal amount plus accrued interest not before November 2008. The 2023 Notes can be redeemed at the option of the Group at the outstanding principal amount plus accrued interest not before March 2018. For all the Notes, no such purchase or redemption may be made without the consent of the Financial Services Authority.

35 Non-equity tier 1

On 22 March 2004, Alliance & Leicester plc issued £300m of innovative tier 1 capital securities. The tier 1 securities are perpetual securities and pay a coupon on 22 March each year, with the first coupon being payable on 22 March 2005. The coupon is 5.827% per annum until 22 March 2016. Thereafter the coupon steps up to a rate, reset every five years, of 2.13% per annum above the gross redemption yield on a UK Government Treasury Security. The tier 1 securities are redeemable at the option of Alliance & Leicester plc on 22 March 2016 or on each coupon payment date thereafter. Unamortised issue costs at 31 December 2004 amount to £2.8m.

36 Minority interests

The non-equity minority interest comprises 10,000 (December 2003: 10,000) non-cumulative irredeemable senior preference shares of £1 each in Alliance & Leicester Finance Company Limited. These entitle holders to a fixed non-cumulative dividend of £67 per annum from March 2006. The shares do not entitle the holders to any rights against other Group companies.

37 Called up share capital

Group and Company	2004 Number m	2004 Amount £m	2003 Number m	2003 Amount £m
Authorised share capital:				
Ordinary shares of 50p each	776.0	388.0	776.0	388.0
Issued, allotted and fully paid	446.3	223.2	462.1	231.1

The number of shares in issue at 31 December 2004 reflects the adjustment for the cancellation of shares following the share buyback. During the year, the Group repurchased 17,648,320 shares with a nominal value of £8.8m, at a cost of £152.8m. This has been charged against profit and loss account reserves.

In addition, 103,278 new shares were issued under the Share Incentive Plan (SIP) Partnership scheme. 1,018,325 shares were issued under between 455.5p and 900.5p under the Alliance & Leicester Executive Share Option Plan and 531,886 shares were issued between 364.4p and 689p under the Alliance & Leicester ShareSave Scheme. Also 136,019 shares were issued under the Deferred Bonus Scheme. The combined nominal value of these issues was £0.9m, with total cash consideration received of £13.0m.

At 31 December 2004, there were 4,546,048 options outstanding under the Alliance & Leicester ShareSave Scheme and 5,965,675 options outstanding under the Alliance & Leicester Executive Share Option Plan. The options enable members of staff and executive directors to subscribe for ordinary shares of 50p between 2005 and 2014, at prices ranging from 364.4p to 900.5p. There are also 1,320,610 options outstanding under the Alliance & Leicester Deferred Share Bonus Scheme. The Group has taken advantage of the exemption from UITF 17 permitted for ShareSave Schemes.

Substantial share interests

In accordance with sections 198 to 208 of the Companies Act 1985, the following shareholders disclosed a major interest in the share capital of the Company as at 12 February 2005.

	%
Alliance & Leicester ShareSafe Limited	12.56
Schroder Investment Management Limited	6.52
M&G Investment Management Limited	5.12
AXA Investment Management Limited	4.33
Legal & General Investment Management Limited	3.80

38 Reserves

	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Share premium account				
At 1 January 2004	54.7	38.5	54.7	38.5
Issue of shares under option	12.0	16.2	12.0	16.2
At 31 December 2004	66.7	54.7	66.7	54.7
Capital redemption reserve				
At 1 January 2004	63.8	51.5	63.8	51.5
Repurchase of share capital	8.9	12.3	8.9	12.3
At 31 December 2004	72.7	63.8	72.7	63.8
Profit and loss account				
At 1 January 2004	1,344.6	1,387.8	881.6	1,052.7
Retained profit for the year	221.4	171.9	2.3	44.0
Repurchase of share capital	(152.8)	(215.1)	(152.8)	(215.1)
At 31 December 2004	1,413.2	1,344.6	731.1	881.6

The cumulative amount of goodwill resulting from acquisitions in earlier financial years, after deducting goodwill relating to disposals made prior to the balance sheet date, which has been written off to Group profit and loss account reserves, is £42.2m (2003: £42.2m).

39 Assets and liabilities in foreign currencies

	Group		Company	
	2004 £m	2003 £m	2004 £m	2003 £m
Assets denominated in sterling	**41,085.2**	38,858.8	**39,022.2**	36,987.0
Assets denominated in other currencies	**8,881.6**	9,565.6	**9,262.2**	9,561.6
Total assets	**49,966.8**	48,424.4	**48,284.4**	46,548.6
Liabilities denominated in sterling	**41,086.7**	38,859.4	**39,023.8**	36,986.8
Liabilities denominated in other currencies	**8,880.1**	9,565.0	**9,260.6**	9,561.8
Total liabilities	**49,966.8**	48,424.4	**48,284.4**	46,548.6

The above assets and liabilities denominated in currencies other than sterling do not indicate the Group's exposure to foreign exchange risk. The Group has hedged all material foreign currency exposures by using off balance sheet hedging instruments so that there are no material unmatched exposures at the balance sheet date. All of the principal subsidiaries owned by Alliance & Leicester plc use sterling as their functional currency. Therefore, the Group is not subject to any structural currency exposures.

40 Pensions

Pension costs relating to defined benefit and defined contribution sections of the Scheme can be analysed as follows:

(a) SSAP 24 Disclosures (Group)	2004 £m	2003 £m
Regular cost	**18.6**	17.8
Variations from regular cost (i)	**6.6**	6.6
Notional interest on prepayment	**(1.9)**	(1.4)
Total	**23.3**	23.0

(i) Variations from regular cost arise from the scheme deficit being spread on a basis changing in line with pensionable payroll over the average expected future working life of the membership (13 years).

The Alliance & Leicester Pension Scheme (the Scheme) comprises funded defined benefit sections which became closed to new entrants on 31 March 1998. New employees joining the Group on or after 1 April 1998 were eligible to join a defined contribution section of the Scheme.

The principal scheme is an exempt approved pension scheme under which retirement and death benefits are provided for Group employees. The funds of the Scheme are administered by trustees independently of the finances of the participating employers.

In addition benefits are provided by the Company on an unfunded unapproved basis to a number of senior staff recruited since June 1989 whose benefits would otherwise be restricted by the Finance Act 1989 earnings cap.

The pension costs are assessed in accordance with the advice of independent qualified actuaries using the projected unit method. The latest actuarial valuation was made as at 31 March 2004. The significant assumptions in these valuations were that salaries increase on average by 2% p.a. above inflation, long term return on investments is 6.25% p.a. in the period before members reach retirement and 5.0% p.a. in the post-retirement period, and that pensions increase at 2.75% p.a. Assets were valued at their market value as at 31 March 2004.

At 31 March 2004 the market value of the assets of the defined benefit section of the Scheme was £861.8m and this was sufficient to cover 85% of the liabilities for benefits due to members in respect of service prior to that date.

Contributions to the Scheme in 2004 amounted to £152.9m (2003: £138.3m), including a one-off contribution of £114m. The excess of £129.6m of the defined benefit pension contribution over the charge has increased the prepayment of £134.5m at the start of the year. An asset of £264.1m representing total net accumulated prepaid contributions is included in the Group balance sheet as at 31 December 2004.

Post-retirement benefits

The Group provides post-retirement medical benefits to certain pensioners and active employees. The liability has been assessed by an independent qualified actuary as at 31 December 2004, using the projected unit method. The principal actuarial assumptions used in the valuation were a discount rate of 5.4% and medical benefit cost inflation of 8% for one year, reducing to 4.35% over 5 years and remaining at 4.35% thereafter.

The charge in the year for post-retirement medical benefits in the Group accounts is £1.7m (2003: £1.6m).

(b) FRS 17 Retirement Benefits: Group accounts

(i) Defined benefit section

The following disclosures are provided under the transitional arrangements of FRS 17 which requires certain disclosures only for periods ending subsequent to 22 June 2002. The amounts disclosed under these transitional arrangements, which apply to both the funded and unfunded Schemes, are not included in the Group's financial statements. If FRS 17 were to be fully adopted, the impact on the Consolidated Balance Sheet, Profit and Loss Account and Statement of Total Recognised Gains and Losses would be as set out below.

The valuation used for FRS 17 disclosures has been based on the most recent actuarial valuation at 31 March 2004 and updated by an independent qualified actuary to take account of the requirements of FRS 17 in order to assess the liabilities of the scheme as at 31 December 2004. Scheme assets are stated at their market value at 31 December 2004.

40 Pensions continued

The financial assumptions used to calculate Scheme liabilities under FRS 17 are:

	at 31 December 2004	at 31 December 2003	at 31 December 2002
Valuation method	**Projected unit**	Projected unit	Projected unit
Inflation assumption	**2.75%**	2.50%	2.35%
Salaries rate of increase	**4.50% p.a.**	4.50% p.a.	4.35% p.a.
Pensions rate of increase	**2.75% p.a.**	2.50% p.a.	2.35% p.a.
Discount rate for scheme liabilities	**5.4%**	5.4%	5.5%

The fair value of assets and present value of liabilities in the Scheme and the expected rate of return were:

	Long term rate of return expected at 31 December 2004	Value at 31 December 2004 £m	Long term rate of return expected at 31 December 2003	Value at 31 December 2003 £m	Long term rate of return expected at 31 December 2002	Value at 31 December 2002 £m
Equities	**7.5%**	**518.8**	7.0%	458.2	7.0%	372.1
Bonds	**5.0%**	**425.0**	5.0%	388.6	5.0%	251.5
Net current assets		**118.1**		3.9		4.2
Total market value of assets		**1,061.9**		850.7		627.8
Present value of Scheme liabilities		**(1,127.2)**		(1,035.9)		(924.3)
Deficit in Scheme		**(65.3)**		(185.2)		(296.5)
Post-retirement medical benefits liability (see below)		**(20.8)**		(20.6)		(22.0)
Total retirement benefits liability		**(86.1)**		(205.8)		(318.5)
Related deferred tax asset		**25.8**		61.7		95.6
Net retirement benefits liability		**(60.3)**		(144.1)		(222.9)

Net current assets at 31 December 2004 include the one-off contribution of £114m that was awaiting investment at that date.

Post-retirement benefits

There is a provision of £22.3m in the Group accounts at 31 December 2004 (2003: £20.8m) for post-retirement medical benefits (see note 33), which is based on SSAP 24. Under FRS 17, the provision would be £20.8m (2003: £20.6m).

Analysis of amounts that would have been recognised in Net assets and Reserves under FRS 17

	2004 Group £m	2003 Group £m
Net assets		
Net assets excluding pension liability at 31 December (as reported)	**1,775.8**	1,694.2
Less SSAP 24 prepayment	**(264.1)**	(134.5)
Related deferred tax liability	**79.2**	40.4
Add back SSAP 24 post-retirement medical benefits provision	**22.3**	20.8
Related deferred tax asset	**(6.7)**	(6.2)
	1,606.5	1,614.7
Pension liability	**(65.3)**	(185.2)
Provision for post-retirement medical benefits	**(20.8)**	(20.6)
Related deferred tax asset	**25.8**	61.7
Net assets at 31 December (as adjusted)	**1,546.2**	1,470.6
Reserves		
Profit and loss reserve at 31 December (as reported)	**1,413.2**	1,344.6
Less SSAP 24 prepayment	**(264.1)**	(134.5)
Related deferred tax liability	**79.2**	40.4
Add back SSAP 24 post-retirement medical benefits provision	**22.3**	20.8
Related deferred tax asset	**(6.7)**	(6.2)
	1,243.9	1,265.1
Pension liability	**(65.3)**	(185.2)
Provision for post-retirement medical benefits	**(20.8)**	(20.6)
Related deferred tax asset	**25.8**	61.7
Profit and loss reserve at 31 December (as adjusted)	**1,183.6**	1,121.0

40 Pensions continued

Analysis of the amounts that would have been charged in the consolidated profit and loss account under FRS 17

	2004 £m	2003 £m
Current service cost	18.0	18.3
Total operating charge	18.0	18.3
Expected return on pension Scheme assets	52.4	40.3
Interest on pension Scheme liabilities	(56.0)	(50.9)
Net amount charged to other finance income	(3.6)	(10.6)

Analysis of amounts that would have been recognised in statement of total recognised gains and losses (STRGL) under FRS 17

	2004 £m	2003 £m
Actual return less expected return on pension Scheme assets	29.5	58.4
Experience losses arising on the Scheme liabilities	(0.1)	(0.3)
Changes in assumptions underlying the present value of the Scheme liabilities	(35.9)	(52.5)
Actuarial (loss)/gain recognised in the STRGL	(6.5)	5.6

Movement in deficit during the year

	2004 £m	2003 £m
Deficit in Scheme at 1 January	(185.2)	(296.5)
Movement in year:		
Current service cost	(18.0)	(18.3)
Contributions	148.0	134.6
Other finance income	(3.6)	(10.6)
Actuarial (loss)/gain	(6.5)	5.6
Deficit in Scheme at 31 December	(65.3)	(185.2)

History of experience gains and losses

	2004	2003	2002
Difference between the expected and actual return on Scheme assets:			
Amount (£m)	29.5	58.4	(137.8)
Percentage of Scheme assets	2.8%	6.9%	(21.9%)
Experience losses arising on the Scheme liabilities:			
Amount (£m)	(0.1)	(0.3)	(1.0)
Percentage of the present value of Scheme liabilities	(0.0%)	(0.0%)	(0.1%)
Changes in assumptions underlying the present value of Scheme liabilities:			
Amount (£m)	(35.9)	(52.5)	(98.4)
Percentage of the present value of Scheme liabilities	(3.2%)	(5.1%)	(10.6%)

The defined benefit section of the Scheme is closed to new members.

The Group made contributions of £34.0m during the year being 37.8% of pensionable salary. In addition the Group made a one-off special contribution in the year amounting to £114m. It has been agreed with the trustees that the contribution rate for 2005 will be 19.2%.

(ii) Defined contribution section

Employer contributions payable during the year were £4.9m (2003: £3.7m). There were no unpaid contributions at 31 December 2004 or 31 December 2003.

(c) Company accounts

It is not possible, on a reasonable basis, to identify the Company's share of the underlying assets and liabilities of the Group's defined benefit section of the Scheme and accordingly the Company will account for the Scheme as a defined contribution scheme in accordance with paragraph 9(b) of FRS 17.

The Company contributions payable during the year to the defined benefit section were £94.0m (2003: £86.8m). There were no unpaid contributions at 31 December 2004 or 31 December 2003.

The Company contributions payable during the year to the defined contribution section were £3.7m (2003: £2.7m). There were no unpaid contributions at 31 December 2004 or 31 December 2003.

41 Memorandum items

	Group		Company	
	2004 £m	2003 £m	2004 £m	2003 £m
Contingent liabilities				
Guarantees and irrevocable letters of credit	**154.3**	205.2	**25.0**	25.0
Commitments				
Irrevocable undrawn loan facilities	**612.4**	451.6	**56.5**	114.1

Litigation

Certain Group undertakings are engaged in litigation, involving claims by and against them which arise in the ordinary course of business. The directors, after reviewing the claims pending and threatened against Group undertakings and taking into account the advice of the relevant legal advisers, are satisfied that the outcome of these claims will not have a material adverse effect on the net assets of the Group.

42 Guarantees and other financial commitments

(a) Alliance & Leicester International Limited, a subsidiary licensed under the Isle of Man Banking Acts 1975 to 1986, has a contingent liability to the Isle of Man Depositors Compensation Scheme.

(b) The Company guarantees and gives commitments in respect of some of its subsidiary undertakings.

(c) Operating lease commitments:

	Group		Company	
	2004 £m	2003 £m	2004 £m	2003 £m
At 31 December, annual commitments under operating leases are as follows:				
Land and buildings				
Leases which expire:				
Within 1 year	**0.4**	1.5	**0.4**	1.5
1-5 years	**2.7**	0.9	**2.7**	0.9
Over 5 years	**7.1**	8.9	**13.5**	15.3
Total	**10.2**	11.3	**16.6**	17.7

43 Risk management

The Group uses financial instruments, including derivatives, to manage its financial risks.

Financial instruments have the potential to reduce, modify or increase the liquidity, credit and market risks arising from normal business activities.

Details of the objectives and policies for managing the risks associated with the Group's use of financial instruments are presented in the Financial Review on pages 19 to 20. These disclosures form part of the audited financial statements.

(i) Interest rate repricing analysis

The following table provides a summary of the interest rate repricing profile of the Group's assets and liabilities as at 31 December 2004. Assets and liabilities have been allocated to time bands by reference to the earlier of the next interest rate reset date and the contractual maturity date. The table takes account of derivative financial interests whose effect is to alter the interest basis of Group assets and liabilities.

The trading book and non-interest bearing balances have been included in a separate column; the interest rate risk of the trading book is analysed under ii) below.

43 Risk management continued

	Not more than three months £m	More than three months but not more than six months £m	More than six months but not more than one year £m	More than one year but not more than five years £m	More than five years £m	Non-interest bearing/ trading book £m	Group Total £m
Assets							
Treasury bills and other eligible bills	–	–	–	–	–	–	–
Loans and advances to banks	1,729	10	9	–	–	513	2,261
Loans and advances to customers	21,975	1,468	3,849	7,567	738	(18)	35,579
Debt securities	9,158	353	190	249	258	316	10,524
Other assets	70	20	37	166	26	1,284	1,603
Total assets	32,932	1,851	4,085	7,982	1,022	2,095	49,967
Liabilities							
Deposits by banks	3,011	773	762	–	–	3	4,549
Customer accounts	19,102	889	1,406	183	67	3,108	24,755
Debt securities in issue	11,655	2,145	908	963	75	1	15,747
Other liabilities	79	2	–	–	–	1,949	2,030
Subordinated liabilities	–	–	–	275	842	(7)	1,110
Shareholders' funds	–	–	–	–	–	1,776	1,776
Total liabilities	33,847	3,809	3,076	1,421	984	6,830	49,967
Off-balance sheet items	(1,851)	4,875	(1,103)	(2,987)	1,066	–	–
Interest rate sensitivity gap	(2,766)	2,917	(94)	3,574	1,104	(4,735)	–
Cumulative gap at 31 December 2004	(2,766)	151	57	3,631	4,735	–	–

The following table provides a summary of the interest rate repricing profile of the Group's assets and liabilities as at 31 December 2003:

	Not more than three months £m	More than three months but not more than six months £m	More than six months but not more than one year £m	More than one year but not more than five years £m	More than five years £m	Non-interest bearing/ trading book £m	Group Total £m
Assets							
Treasury bills and other eligible bills	96	21	–	–	–	–	117
Loans and advances to banks	2,962	21	21	1	–	675	3,680
Loans and advances to customers	22,276	411	765	7,790	534	1	31,777
Debt securities	9,219	860	483	297	225	408	11,492
Other assets	167	24	42	179	19	927	1,358
Total assets	34,720	1,337	1,311	8,267	778	2,011	48,424
Liabilities							
Deposits by banks	3,422	1,282	334	–	–	2	5,040
Customer accounts	18,671	539	1,549	275	62	3,143	24,239
Debt securities in issue	10,181	2,472	1,313	813	75	–	14,854
Other liabilities	229	68	10	14	11	1,453	1,785
Subordinated liabilities	–	–	–	275	537	–	812
Shareholders' funds	–	–	–	–	–	1,694	1,694
Total liabilities	32,503	4,361	3,206	1,377	685	6,292	48,424
Off-balance sheet items	(1,635)	1,802	2,897	(4,062)	998	–	–
Interest rate sensitivity gap	582	(1,222)	1,002	2,828	1,091	(4,281)	–
Cumulative gap at 31 December 2003	582	(640)	362	3,190	4,281	–	–

For the purposes of this analysis, loans and advances to banks includes cash and balances at central banks.

43 Risk management continued

(ii) Trading book

The Group's trading activities are conducted through the Group's Treasury division. Material trading assets comprise debt securities for which the carrying value is equal to the fair value at 31 December 2004 and 2003. Dealing profits are disclosed in note 2.

The bank uses a variety of techniques to measure market risk in the trading book, including calculating the sensitivity of the market value of positions to hypothetical changes in interest rates. The following table sets out the change in the value of the trading book arising from a 1% change in market interest rates, for the year ended 31 December 2004, with all other variables remaining constant:

	Change in value	
	£m 2004	£m 2003
Highest exposure	**0.8**	0.9
Lowest exposure	**–**	0.3
Average exposure	**0.3**	0.6
Exposure as at 31 December	**0.6**	0.5

The sensitivity analysis technique used by the Group measures the change in the fair value of the Group's trading book arising from hypothetical changes in market rates. Actual results in the future could differ from these projected figures if fluctuations in interest rates exceeded the hypothetical 1% shift. The Group's trading book is not materially exposed to other market risks.

(iii) Fair values

The table below compares the book and fair values of some of the Group's financial instruments by category at the balance sheet date. Where available, market prices have been used to determine fair values. Where market prices are not available, fair values have been calculated for options by using option-pricing models and for other financial instruments by discounting cash flows at prevailing interest and exchange rates. Minor changes in assumptions used could have a significant impact on the resulting estimated fair values, and, as a result, readers of these financial statements are advised to use caution when using this data to evaluate the Group's financial position.

The concept of fair value assumes realisation of financial instruments by way of sale. However, in many cases, the Group intends to realise assets through collection over time.

	Group 2004 Carrying value £m	Group 2004 Fair value £m	Group 2003 Carrying value £m	Group 2003 Fair value £m
Primary non-trading financial instruments:				
Assets				
Cash and balances at central banks	**536.3**	**536.5**	494.0	494.0
Treasury bills and other eligible bills	**–**	**–**	117.0	117.5
Debt securities	**10,270.3**	**10,283.4**	11,119.1	11,131.0
Liabilities				
Debt securities in issue	**(15,747.3)**	**(15,961.4)**	(14,853.7)	(15,041.4)
Subordinated liabilities	**(812.7)**	**(992.7)**	(812.1)	(961.9)
Off balance sheet and similar instruments	**46.3‡**	**(390.9)‡**	21.0‡	(375.8)‡
Other	**–**	**1.0**	–	1.1

The table excludes certain financial assets and liabilities which are not listed or publicly traded, or for which a liquid and active market does not exist. Thus it excludes mortgages, leases, personal loans and retail savings accounts whose book and fair values differ.

‡ These figures represent accrued interest at the year-end.

43 Risk management continued

The tables below analyse the Group's derivatives portfolios by type of contract and maturity and shows the contract amount and the replacement cost. Contract amount indicates the volume of business outstanding at the balance sheet date and does not represent amounts at risk. The replacement cost represents the cost of replacing contracts, calculated at market rates current at the balance sheet date and reflects the Group's exposure should counterparties default. No account is taken of offsetting positions with the same counterparty.

	Group 2004 Contract or underlying principal amounts £m	Group 2004 Replacement cost £m	Group 2003 Contract or underlying principal amounts £m	Group 2003 Replacement cost £m
Non-trading derivatives:				
Used to manage foreign exchange risk				
Exchange rate contracts:				
Forward foreign exchange	950.4	2.0	2,013.1	2.9
Cross currency swaps	2,102.6	25.9	2,643.8	29.2
Total	3,053.0	27.9	4,656.9	32.1
With OECD financial institutions	3,053.0	27.9	4,656.9	32.1
With non-financial institutions	–	–	–	–
Total	3,053.0	27.9	4,656.9	32.1
In not more than one year	1,760.3	23.9	2,847.7	12.0
In more than one year but not more than five years	1,265.9	2.7	1,623.5	19.5
In more than five years	26.8	1.3	185.7	0.6
Total	3,053.0	27.9	4,656.9	32.1
Used to manage interest rate risk				
Interest rate contracts:				
Interest rate swaps	49,605.8	335.0	39,482.8	270.7
Caps, collars and floors	106.4	–	259.2	–
Futures	–	–	100.0	–
Forward rate agreements	1,696.5	0.1	838.5	0.1
Total	51,408.7	335.1	40,680.5	270.8
With OECD financial institutions	51,408.7	335.1	40,680.5	270.8
With non-financial institutions	–	–	–	–
Total	51,408.7	335.1	40,680.5	270.8
In not more than one year	24,349.9	172.0	16,379.8	83.9
In more than one year but not more than five years	21,447.8	86.8	19,420.0	144.2
In more than five years	5,611.0	76.3	4,880.7	42.7
Total	51,408.7	335.1	40,680.5	270.8

43 Risk management continued

	Group 2004			Group 2003		
	Contract or underlying principal amounts £m	Positive fair value £m	Negative fair value £m	Contract or underlying principal amounts £m	Positive fair value £m	Negative fair value £m
Trading derivatives:Interest rate derivatives						
Interest rate contracts:						
Interest rate swaps	–	–	–	141.1	1.3	(1.3)
With OECD financial institutions	–	–	–	141.1	1.3	(1.3)
In not more than one year	–	–	–	141.1	1.3	(1.3)

(iv) Hedging
As explained in the Financial Review on pages 19 to 20, the Group's policy is to hedge the following exposures:

- Interest rate risk – using interest rate swaps, caps, collars and floors, futures and forward rate agreements;
- Transactional currency exposures – using spot and forward foreign exchange transactions.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

	Group 2004			Group 2003		
	Gains £m	Losses £m	Total net gains/(losses) £m	Gains £m	Losses £m	Total net gains/(losses) £m
Unrecognised gains/(losses) on hedges at 1 January 2004	194.5	(591.3)	(396.8)	262.5	(239.2)	23.3
(Gains)/losses arising in previous years that were recognised in the year	(22.5)	178.9	156.4	(32.3)	44.9	12.6
Gains/(losses) arising before 1 January 2004 that were not recognised in the year	172.0	(412.4)	(240.4)	230.2	(194.3)	35.9
Gains/(losses) arising in the year that were not recognised in the year	(1.6)	(195.2)	(196.8)	(35.7)	(397.0)	(432.7)
Unrecognised gains/(losses) on hedges at 31 December 2004	170.4	(607.6)	(437.2)	194.5	(591.3)	(396.8)
Of which:						
Gains/(losses) expected to be recognised in the next year	55.4	(241.8)	(186.4)	22.5	(178.9)	(156.4)
Gains/(losses) expected to be recognised after the next financial year	115.0	(365.8)	(250.8)	172.0	(412.4)	(240.4)

The above table shows the gains and losses on off-balance sheet derivative instruments used for hedging by the Group. The gains and losses do not therefore represent absolute gains or losses expected by the Group as they will be substantially offset by corresponding losses or gains from on-balance sheet instruments.

44 Reconciliation of operating profit to net cash flows from operating activities

For the year ended 31 December 2004	2004 £m	2003 £m
Operating profits	556.3	524.7
Increase in accrued income and prepayments	(338.1)	(77.1)
Increase in accruals and deferred income	51.8	161.3
Provision for bad and doubtful debts	59.1	60.7
Loans and advances written off net of recoveries	(69.6)	(42.6)
Depreciation and amortisation	105.1	92.7
Interest on subordinated loan added back	60.1	41.9
Provisions for liabilities and charges	1.5	0.6
Other non-cash movements	(24.2)	4.4
Net cash flow from trading activities	402.0	766.6
Net increase in collections/transmissions	(6.9)	(52.7)
Net increase in loans and advances to banks and customers	(2,156.7)	(5,149.3)
Net decrease/(increase) in debt securities	128.6	(38.4)
Net increase in deposits by banks and customer accounts	24.7	4,217.7
Net increase in debt securities in issue	894.3	2,750.3
Net decrease in non-investment debt and equity	119.1	39.0
Net decrease in other assets	81.1	176.1
Net increase/(decrease) in other liabilities	84.5	(79.7)
Net decrease in deferred taxation	(12.7)	–
Other non-cash movements	0.6	(9.1)
Net cash (outflow)/inflow from operating activities	(441.4)	2,620.5

Analysis of the balances of cash as shown in the balance sheet

	At 01/01/04 £m	Cashflow £m	At 31/12/04 £m
Cash and balances at central banks	494.0	42.3	536.3
Loans and advances to other banks repayable on demand	298.3	171.8	470.1
	792.3	214.1	1,006.4

The Group is required to maintain balances with the Bank of England which at 31 December 2004 amounted to £49.0m (2003: £43.1m).

Analysis of changes in financing during the year

	Share capital £m	Subordinated liabilities £m	Non-equity tier 1 capital
Balance at 1 January 2004	231.1	812.1	–
Net cash (outflow)/inflow from financing	(152.8)	–	300.0
Shares repurchased – transfer from reserves	152.8	–	–
Repurchase of share capital	(8.9)	–	–
Issue of new shares	1.0	–	–
Other movements	–	0.6	(2.8)
Balance at 31 December 2004	223.2	812.7	297.2

45 Segmental analysis

The Group has three business sectors: Retail Banking, Commercial Banking and Treasury & Group. The information contained within the following table, in a format guided by SSAP 25 and the BBA SORP on segmental reporting, represents an analysis of the Group operating income, profit before tax and Group total assets. Further information is provided in the notes below. A more detailed and relevant breakdown is given within the Business and Financial Reviews on pages 7 to 20.

2004	Retail Banking £m	Commercial Banking £m	Treasury & Group £m		Total Group £m
Operating income	925.8	403.9	70.9		1,400.6
Profit on ordinary activities before tax	445.7	143.3	19.3		608.3

	Retail Banking £m	Commercial Banking £m	Treasury & Group £m	Inter-Group eliminations £m	Total Group £m
Gross assets	37,321.7	7,599.0	32,191.6	(27,145.5)	49,966.8
Inter-Group eliminations	(6,407.9)	(1,905.8)	(18,831.8)	27,145.5	–
Total assets	30,913.8	5,693.2	13,359.8	–	49,966.8

2003	Retail Banking £m	Commercial Banking £m	Treasury & Group. £m		Total Group £m
Operating income	905.8	401.4	65.9		1,373.1
Profit on ordinary activities before tax	440.9	80.5	3.3		524.7

	Retail Banking £m	Commercial Banking £m	Treasury & Group £m	Inter-Group eliminations £m	Total Group £m
Gross assets	33,891.9	6,437.3	31,022.8	(22,927.6)	48,424.4
Inter-Group eliminations	(5,569.7)	(1,397.2)	(15,960.7)	22,927.6	–
Total assets	28,322.2	5,040.1	15,062.1	–	48,424.4

Notes

(a) Capital is allocated to business sectors on the basis of 7% equity and 3.5% subordinated debt. Excess capital is held within Treasury & Group.

(b) Costs have been assigned to each sector based on resources consumed. Corporate overheads not directly attributable to business units, including strategy costs of £8.0m (2003: £18.0m) are included within Treasury & Group.

(c) The Group operates entirely within the banking and insurance business, and operations are not managed on the basis of an allocation of net assets. The level of banking assets can fluctuate throughout the year, therefore the information derived from the year end figures does not provide a picture representative of the year as a whole. A more meaningful analysis of average interest-earning assets and average interest-bearing liabilities by business sector is contained within the Business and Financial Reviews on pages 7 to 20.

(d) The Commercial Banking profit for 2004 includes £52.0m pre-tax profit on the sale of the merchant acquisition business.

(e) No geographical analysis is presented because substantially all of the Group's activities are in the UK.

Supplementary Information

The additional information on pages 73 to 76 has been prepared from the accounting records of the Group. Whilst it does not form part of the statutory statements it should be read in conjunction with them and the responsibilities section of the Independent Auditors' Report thereon.

1. Business Volumes

		Year ended 31.12.04	Year ended 31.12.03
Retail Banking			
Residential Mortgages			
Gross lending	£bn	**8.7**	8.1
Market share of gross lending		**3.0%**	3.0%
Net lending	£bn	**2.5**	2.0
Market share of net lending		***2.4%***	*2.0%*
Mortgage balances	£bn	**27.9**	25.5
Market share of mortgage balances		***3.2%***	*3.3%*
Savings			
Personal customer deposit balances	£bn	**19.5**	18.9
Current Accounts			
New accounts opened	'000	**228**	183
Total no. of active accounts	m	**1.44**	1.38
Personal Unsecured Loans			
Gross advances	£m	**2,346**	1,904
Balances	£m	**3,063**	2,471
Commercial Banking			
Cash			
Sales of cash to financial institutions	£bn	**53.4**	43.2
Cash handled	£bn	**58.8**	61.1
Cheques handled	£bn	**18.1**	20.3
Lending			
Balances	£bn	**4.7**	4.1
Business Banking			
New business banking accounts opened	'000	**16**	11
Business banking accounts on file	'000	**64**	58
New community accounts opened	'000	**6**	8
Community account customers on file	'000	**105**	101

2. Profit & Loss Account for Retail Banking Sector

	Mortgage Lending & Investments Year ended 31.12.04 £m	Personal Banking Year ended 31.12.04 £m	**Retail Banking Year ended 31.12.04 £m**	Mortgage Lending & Investments Year ended 31.12.03 £m	Personal Banking Year ended 31.12.03 £m	Retail Banking Year ended 31.12.03 £m
Net interest income	317	239	**556**	362	226	588
Non-interest income	159	211	**370**	111	207	318
Total income	476	450	**926**	473	433	906
Operating expenses	(223)	(194)	**(417)**	(217)	(199)	(416)
Exceptional costs arising from rationalisation of the branch network	(9)	–	**(9)**	–	–	–
Bad debt provisions	(4)	(50)	**(54)**	(6)	(43)	(49)
Profit before tax	240	206	**446**	250	191	441

3. Net Interest Margins

The following table includes income and balances from operating lease assets.

	Mortgage Lending & Investments	Personal Banking	**Retail Banking**	Commercial Banking	Treasury & Group	**Total Group**
First Half 2004						
Net interest £m	153	118	**271**	55	29	**355**
Mean interest-earning assets £m (Note 1)	28,378	5,832	**34,210**	5,982	28,532	**46,825**
Net interest margin as % mean IEA (Notes 2&3)	1.09	4.05	**1.59**	1.86	0.21	**1.53**
Second Half 2004						
Net interest £m	164	121	**285**	56	36	**377**
Mean interest-earning assets £m (Note 1)	30,442	6,322	**36,764**	6,318	30,501	**49,593**
Net interest margin as % mean IEA (Notes 2&3)	1.07	3.82	**1.54**	1.77	0.23	**1.51**
Full Year 2004						
Net interest £m	317	239	**556**	111	65	**732**
Mean interest-earning assets £m (Note 1)	29,416	6,078	**35,494**	6,151	29,522	**48,217**
Net interest margin as % mean IEA (Notes 2&3)	1.08	3.93	**1.57**	1.81	0.22	**1.52**
First Half 2003						
Net interest £m	186	111	**297**	56	33	**386**
Mean interest-earning assets £m (Note 1)	25,310	5,136	**30,446**	5,255	24,849	**41,111**
Net interest margin as % mean IEA (Notes 2&3)	1.48	4.36	**1.97**	2.15	0.27	**1.89**
Second Half 2003						
Net interest £m	176	115	**291**	58	29	**378**
Mean interest-earning assets £m (Note 1)	26,476	5,524	**32,000**	5,810	27,098	**43,994**
Net interest margin as % mean IEA (Notes 2&3)	1.32	4.12	**1.80**	1.98	0.21	**1.70**
Full Year 2003						
Net interest £m	362	226	**588**	114	62	**764**
Mean interest-earning assets £m (Note 1)	25,898	5,332	**31,230**	5,535	25,983	**42,564**
Net interest margin as % mean IEA (Notes 2&3)	1.40	4.23	**1.88**	2.06	0.24	**1.79**

(Note 1) Included within Commercial Banking and Total Group mean interest-earning assets are operating lease assets of £380m for the six months ended 30 June 2004, £378m for the six months ended 31 December 2004 and £379m for the year ended 31 December 2004 (£368m for the six months ended 30 June 2003, £376m for the six months ended 31 December 2003 and £372m for the year ended 31 December 2003).

(Note 2) The net interest margin is calculated above, consistent with previous years, as net interest income, including net income from operating lease assets, divided by average interest-earning assets including operating lease assets.

(Note 3) Excluding net income from operating lease assets and excluding operating lease assets from average interest-earning assets, the net interest margin for Commercial Banking is 1.53% for the six months ended 30 June 2004, 1.53% for the six months ended 31 December 2004 and 1.53% for the year ended 31 December 2004 (1.78% for the six months ended 30 June 2003, 1.64% for the six months ended 31 December 2003 and 1.70% for the year ended 31 December 2003). For the Group, the net interest margin is 1.48% for the six months ended 30 June 2004, 1.48% for the six months ended 31 December 2004 and 1.48% for the year ended 31 December 2004 (1.85% for the six months ended 30 June 2003, 1.66% for the six months ended 31 December 2003 and 1.75% for the year ended 31 December 2003).

4. Analysis of Mortgage Lending & Investments Net Interest Margin

	Year ended 31.12.04 £m	Year ended 31.12.03 £m
Net interest income	317	362
Average balances:		
Interest-earning assets (IEA)	29,416	25,898
Financed by:		
Interest-bearing liabilities	27,814	24,557
Interest-free liabilities	1,602	1,341
Average rates:	%	%
Bank base rate	4.38	3.69
Gross yield on average IEA	4.90	4.49
Cost of interest-bearing liabilities	4.04	3.26
Interest spread	0.86	1.23
Contribution of interest-free liabilities	0.22	0.17
Net interest margin on average IEA	1.08	1.40

5. Mortgage Incentives

The tables below show the analysis of mortgage incentive costs, across the whole mortgage book, calculated as both a discount to the appropriate headline mortgage rate, and bank base rate, charged to the profit and loss account:

Against headline mortgage rate	Year ended 31.12.04 £m	Year ended 31.12.03 £m
Cashbacks	40	31
Variable rate discounts	197	214
Fixed and capped rate discounts	184	82
Total	421	327

Against bank base rate	Year ended 31.12.04 £m	Year ended 31.12.03 £m
Cashbacks	40	31
Variable rate discounts	(15)	(20)
Fixed and capped rate discounts	18	7
Total	43	18

Mortgage incentive costs, as a discount to the appropriate headline mortgage rate, increased by £94m to £421m. Expressed as a discount to bank base rate, incentives increased by £25m to £43m. The cost of discounts relative to bank base rate provides a close proxy to the actual cost of discounts which impact the profit and loss account.

Our accounting policy is generally for the cost of mortgage cashbacks, discounts and other incentives to borrowers to be charged to interest receivable in the Group's profit and loss account as incurred. However, under the accounting treatment we introduced in 2002, for those mortgage products with early repayment fees which recover the value of the initial discount, the cost to the Group of the initial discount is amortised over the early repayment period. As a result of an increase in sales of such products, together with the amortisation of costs incurred in respect of free valuation and legal fees for a number of our mortgage products since May 2004, referred to as our 'Help with Fees' option, the value of deferred mortgage incentive costs held on the Group's balance sheet has increased from £3m at the end of 2003 to £23m at the end of 2004. Under IFRS, effective from 1 January 2005, all mortgage incentives will be amortised over the average life of the mortgage product.

The variable rate discounts have an average remaining life of 23 months (December 2003: 21 months). For fixed rate discounts, the average remaining period was 18 months (December 2003: 23 months). At the end of December 2004, 66% (December 2003: 54%) of balances on individual mortgage accounts, including fixed and variable rate mortgages, were covered by early repayment fees.

At December 2004 the value of our mortgage balances paying SVR was £5.9bn, representing 21% (December 2003: 24%) of balances, £0.1bn lower than December 2003.

6. Residential Mortgage Arrears

At 31 December 2004:

Arrears as a % of mortgage balance	No. of cases in arrears	No. of cases in arrears as % of total mortgages	Book value of mortgages in arrears £m	Book value of mortgages in arrears as % of total book	Value of arrears £'000
2.5 – 10%	2,485	0.55	87.9	0.31	3,888
10% +	527	0.12	12.8	0.04	2,932
Repossession stock	36	0.01	1.5	0.01	159
Total	3,048	0.68	102.2	0.36	6,979

At 31 December 2003:

Arrears as a % of mortgage balance	No. of cases in arrears	No. of cases in arrears as % of total mortgages	Book value of mortgages in arrears £m	Book value of mortgages in arrears as % of total book	Value of arrears £'000
2.5 – 10%	2,561	0.58	82.5	0.32	3,743
10% +	629	0.14	15.4	0.06	3,371
Repossession stock	42	0.01	1.6	0.01	149
Total	3,232	0.73	99.5	0.39	7,263

7. Residential Lending By Type of Borrower (by value)

	Year ended 31.12.04 %	Year ended 31.12.03 %
Borrower type:		
First time buyer	15	11
Next time buyer	20	31
Remortgage	58	50
Further advances	7	8
	100	100

8. Commercial Lending Book

The total commercial lending book, net of provisions and intercompany lending, as at 31 December 2004 was £4,713m and is included in the following balance sheet headings:

	As at 31.12.04 £m	As at 31.12.03 £m
Loans and advances to banks	12	34
Loans and advances to customers:		
Secured loans	1,433	1,135
Other unsecured loans	784	554
Net investment in finance leases and hire purchase contracts	2,106	1,976
Operating lease assets	378	375
	4,713	4,074

Consolidated Profit and Loss Account 5 Year Summary

For the year ended 31 December	2004 £m	2003 £m	2002 £m	2001 £m	2000 £m
Interest receivable:					
Interest receivable and similar income arising from debt securities	**329.4**	304.0	304.9	389.7	334.9
Other interest receivable and similar income	**1,981.6**	1,565.3	1,535.6	1,764.3	1,863.6
Interest payable	**(1,601.9)**	(1,131.4)	(1,083.1)	(1,386.2)	(1,451.4)
Net interest income	**709.1**	737.9	757.4	767.8	747.1
Fees and commissions receivable	**572.2**	563.0	530.0	497.7	452.3
Fees and commissions payable	**(66.8)**	(112.4)	(109.3)	(109.4)	(84.4)
Other operating income	**186.1**	184.6	163.1	119.8	111.6
Total non-interest income	**691.5**	635.2	583.8	508.1	479.5
Operating income	**1,400.6**	1,373.1	1,341.2	1,275.9	1,226.6
Administrative expenses					
Core administrative expenses and strategic investment	**(674.8)**	(696.1)	(707.7)	(731.2)	(662.3)
Exceptional costs arising from rationalisation of branch network	**(9.0)**	–	–	–	–
	(683.8)	(696.1)	(707.7)	(731.2)	(662.3)
Depreciation and amortisation:					
On fixed assets excluding operating lease assets	**(30.9)**	(35.4)	(33.7)	(36.9)	(36.0)
On operating lease assets	**(70.5)**	(56.2)	(61.6)	(48.0)	(39.8)
	(101.4)	(91.6)	(95.3)	(84.9)	(75.8)
Provisions for bad and doubtful debts	**(59.1)**	(60.7)	(69.9)	(63.4)	(41.8)
Operating profit	**556.3**	524.7	468.3	396.4	446.7
Profit on disposal of group operations	**52.0**	–	–	–	–
Profit on ordinary activities before tax	**608.3**	524.7	468.3	396.4	446.7
Tax on profit on ordinary activities:					
Underlying	**(168.1)**	(145.5)	(128.0)	(112.0)	(146.8)
Tax credit in respect of conversion costs	**–**	–	–	–	15.2
	(168.1)	(145.5)	(128.0)	(112.0)	(131.6)
Profit on ordinary activities after tax	**440.2**	379.2	340.3	284.4	315.1
Minority interests – non-equity	**(2.1)**	(1.2)	(0.7)	(0.3)	–
Profit attributable to the shareholders of Alliance & Leicester plc	**438.1**	378.0	339.6	284.1	315.1
Dividends	**(216.7)**	(206.1)	(194.4)	(182.5)	(165.5)
Retained profit for the year	**221.4**	171.9	145.2	101.6	149.6

	2004	2003	2002	2001	2000
Basic earnings per ordinary share	**95.8p**	79.0p	68.0p	56.4p	59.9p
Underlying basic earnings per ordinary share	**88.2p**	79.0p	68.0p	56.4p	57.0p
Diluted earnings per ordinary share	**95.4p**	78.5p	67.4p	56.0p	59.7p

Consolidated Balance Sheet 5 Year Summary

	2004 £m	2003 £m	2002 £m	2001 £m	2000 £m
Assets					
Cash and balances at central banks	536.3	494.0	298.1	219.1	122.3
Treasury bills and other eligible bills	–	117.0	239.4	279.6	218.5
Loans and advances to banks	1,724.4	3,186.7	813.1	1,719.8	1,347.7
Items in the course of collection from other banks	116.4	125.0	147.1	171.5	190.6
Loans and advances to customers:	33,470.2	29,798.9	27,296.9	25,863.9	22,592.2
Securitised advances	97.4	130.0	163.2	204.5	254.0
Less: non-recourse finance	(95.2)	(127.3)	(159.3)	(199.6)	(248.7)
	33,472.4	29,801.6	27,300.8	25,868.8	22,597.5
Net investment in finance leases and hire purchase contracts	2,106.4	1,975.8	1,591.0	1,512.8	1,388.0
Debt securities	10,523.6	11,491.5	9,501.5	8,210.5	6,963.3
Intangible fixed assets	2.5	3.0	3.5	2.8	4.3
Tangible fixed assets	277.5	280.9	304.5	302.0	297.1
Operating lease assets	377.6	374.7	369.0	340.3	287.6
Other assets	93.9	171.5	355.0	219.2	444.1
Prepayments and accrued income	735.8	402.7	325.6	281.0	396.8
Long term assurance business attributable to shareholders	–	–	–	82.8	75.1
	49,966.8	48,424.4	41,248.6	39,210.2	34,332.9
Long term assurance assets attributable to policyholders	–	–	–	230.3	340.7
Total assets	49,966.8	48,424.4	41,248.6	39,440.5	34,673.6
Liabilities					
Deposits by banks	4,548.5	5,040.2	2,701.6	1,991.2	1,402.2
Items in the course of transmission to other banks	199.4	214.9	289.7	231.0	215.0
Customer accounts	24,755.6	24,239.2	22,360.1	22,099.8	21,324.0
Debt securities in issue	15,747.3	14,853.7	12,103.8	11,053.9	7,852.9
Other liabilities	580.6	466.7	564.1	548.4	432.8
Accruals and deferred income	938.7	859.8	715.4	735.5	850.2
Provisions for liabilities and charges	306.2	240.9	182.7	181.4	140.4
Subordinated liabilities	812.7	812.1	609.9	609.5	461.8
Non-equity tier 1	297.2	–	–	–	–
	48,186.2	46,727.5	39,527.3	37,450.7	32,679.3
Minority interests – non-equity	4.8	2.7	1.5	0.8	–
Called up share capital	223.2	231.1	242.0	252.5	252.2
Share premium account	66.7	54.7	38.5	25.1	21.9
Capital redemption reserve	72.7	63.8	51.5	40.1	40.1
Profit and loss account	1,413.2	1,344.6	1,387.8	1,441.0	1,339.4
Shareholders' funds (equity)	1,775.8	1,694.2	1,719.8	1,758.7	1,653.6
	49,966.8	48,424.4	41,248.6	39,210.2	34,332.9
Long term assurance liabilities to policyholders	–	–	–	230.3	340.7
Total liabilities	49,966.8	48,424.4	41,248.6	39,440.5	34,673.6

Shareholder Information

Shareholder analysis as at 31 December 2004

	No. of holders*	Percentage of total holders	No. of shares	Percentage of ordinary share capital
Shareholding range:				
1 – 250	577,821	90.19	139,618,669	31.28
251 – 500	47,779	7.46	22,408,779	5.02
501 – 10,000	14,388	2.24	17,929,538	4.02
10,001 – 50,000	324	0.05	7,774,863	1.74
50,001 – 100,000	117	0.02	8,674,751	1.94
100,001 and over	274	0.04	249,948,338	56.00
	640,703	100.00	446,354,938	100.00
Classification of shareholders:				
Personal holders (**)			182.5m	40.9
Institutional holders			263.8m	59.1

(*) Including those holders whose shares are held in the 'Alliance & Leicester ShareSafe' nominee account.

(**) Includes private shareholdings, ShareSafe and shares held in Private Client Accounts by institutional investors.

Financial Calendar

Ex dividend date for final dividend	6 April 2005
Record date for final dividend	8 April 2005
Annual General Meeting	3 May 2005
Final dividend for the year to 31 December 2004 payable	9 May 2005
Provisional date for IFRS re-statements	27 May 2005
Provisional date for interim results to be announced	2 August 2005
Provisional ex dividend date for interim dividend	7 September 2005
Provisional record date for interim dividend	9 September 2005
Provisional payment date for interim dividend	10 October 2005
Provisional date for preliminary results 2005 to be announced	24 February 2006

Dividend History

Interim dividend 2003	14.3p
Final dividend 2003	29.6p
Interim dividend 2004	15.7p
Proposed final dividend 2004	32.6p

Registrar's Address:
Capita Registrars
Northern House
Woodsome Park
Fenay Bridge
Huddersfield HD8 0LA
Tel: 0870 607 0414

Alliance & Leicester Share Dealing Service:
Barclays Stockbrokers Limited
Tay House
300 Bath Street
Glasgow G2 4LH
Tel: 0870 516 8352

Published by Black Sun plc 020 7736 0011